Form 20-F
period 2003-02-28
DONNER MINERALS LTD
filed 2003-10-17
CIK 949068

2

                 UNITED STATES SECUITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 20-F

[  ]    REGISTRATION  STATEMENT  PURSUANT  TO  SECTION  12(b)  OR  (g)  OF  THE
        SECURITIES  EXHANGE  ACT  OF  1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the Fiscal Year Ended FEBRUARY 28, 2003
                                                       -------------------

[  ]    TRANSITION  REPORT  PURSUANT  TO SECTION 13 OR 15 (d) OF THE SECURITIES
        EXCHANGE  ACT  OF  1934.  For  transition  period  from  ____ to ______

    Commission  File  Number:  0-26566

                              DONNER MINERALS LTD.
                              --------------------
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
                                 --------------
                 (Translation of Registrant's name into English)

                                     CANADA
                                     ------
                 (Jurisdiction of Incorporation or Organization)

      SUITE 1360 - 605 ROBSON STREET, VANCOUVER, BRITISH COLUMBIA  V6B 5J3
      --------------------------------------------------------------------
                     (Address of Principal executive office)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
NOT  APPLICABLE

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
COMMON  SHARES,  WITHOUT  PAR  VALUE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Number of outstanding shares of each of the Company's classes of capital or common stock as of September 30, 2003: 73,980,541 COMMON SHARES, WITHOUT PAR VALUE

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: NOT APPLICABLE

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item  17    X  Item  18  ___
          ---

(APPLICABLE ONLY TO ISSERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent tot he distribution of securities under a plan confirmed by court. NOT APPLICABLE

                             CURRENCY EXCHANGE RATES

     The Company's accounts are maintained in Canadian dollars. In this Report all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

     The rate of exchange means that noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs proposed by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a year.

                                2002      2001       2000       1999       1998

                     High    $1.6125    $1.6034    $1.5583    $1.4849    $1.5770
                      Low     1.5122     1.4935     1.4318     1.4420     1.4100
       Average for Period     1.5702     1.5494     1.4854     1.4857     1.4894
            End of Period     1.5776     1.5928     1.4995     1.4433     1.5375

The  exchange  rate  on  February  28,  2003  was  1.4840.

The  high  and low exchange rates for the most recent six months are as follows:

               April      May        June       July       August     September
                2003      2003       2003       2003       2003        2003

     High     1.4785     1.4197     1.3695     1.4163     1.4072     1.3918
      Low     1.4334     1.3507     1.3350     1.3354     1.3795     1.3470

                       MEASUREMENT CONVERSION INFORMATION

     In this Report, metric measures are used with respect to mineral properties described herein. For ease of reference, the following conversion factors are provided:

1  mile       =  1.609 kilometers 2,204  pounds             =  1  tonne
1  yard       =  0.9144  meter    2,000 pounds/1 short  ton =  0.907 tonnes
1  acre       =  0.405  hectare   1  troy  once             =  31.103  grams
1 U.S. gallon =  3.785  litres    1  imperial  gallon       =  4.546 litres

                                    GLOSSARY

THE FOLLOWING ARE ABBREVIATIONS AND DEFINITIONS OF TERMS COMMONLY USED IN THE MINERAL INDUSTRY AND THIS REPORT.

Airborne  Geophysical
Survey		A  geophysical  technique  carried  out  from  a  plane  or
		helicopter.

Anomaly		A  deviation  from  the  typical  geological  pattern.

Anorthosite	A  type  of  igneous  rock.

Basalt		A  type  of  Igneous  Rock

Chalcopyrite	A  mineral  containing  copper,  iron and sulphur and is an ore
		mineral  of  copper.

Co		The  chemical  symbol  for  cobalt.

Cobalt		A  tough  shiny  silver-white  magnetic  metallic  chemical
		element commonly  associated  with  iron  and  nickel.

Copper		A  malleable  reddish  metallic  chemical  element.

Craton		A  major  structual  unit  of the earth's crust consisting of a
		large stable  land  mass.

Cu		The  chemical  symbol  for  copper.

Cut-off  grade	The  minimum  grade  of  ore used to establish reserves.

Disseminated	Fine  particles of a mineral dispersed throughout the host
		rock.

Dyke		A  tabular  body  of  igneous  rock  that  cuts across the
		structure of adjacent  rocks.

EM Survey	A  type of geophysical survey that measures the conductivity of
		a rock  unit.

Erosion		The  wearing  away  of  land  by  mechanical  action.  (i.e.
		wind, glaciers,  rivers).

Erosional  Remnant The portion of land remaining after erosion has occurred.

Fault		A  fracture in rock along which there has been displacement of
		the two sides.

Fire  Assay	The  assaying  of  metallic  ores,  usually  gold and silver, by
		methods  requiring  furnace  heat.

Fracture		Breaks  in  rocks  due  to intensive folding or faulting.

Gabbro		A  type  of  igneous  rock.

Geophysical
Surveys		The  use  of  one  or  more  geophysical  techniques in
		geophysical  exploration.

Glaciated Terrain	An  area previously and or actively covered by a glacier.

Gneiss		A  term applied to banded rocks formed during metamorphism.

Gossan 		An  iron-bearing  weathered  product  overlying  a  sulfide
		deposit.

Grab  Samples	A  sample  of rock taken more or less indiscriminately at
		any  place.

Granite		A  type  of  igneous  rock.

Gravity  Survey	A  type of geophysical survey that measures the density
		of  rock.

Horizon		A  time-plane recognizable in rocks by some characteristic
		feature

Igneous  Rock	A  rock  formed  by the crystallization of magma or lava.

Intrusion	A  body  of  igneous  rock  which  has  forced  itself  into
		pre-existing  rocks.

Iron		A  heavy  magnetic  metallic  chemical  element.

Joint		A fracture in a rock between the sides of which there is no
		observable relative  movement.

Km		A  measure  of  distance  known  as  a  kilometre.

Limonitic	Consisting of, or resembling, limonite in appearance, an
		important ore  of  iron.

Magma		Liquid or molten rock material formed deep within the earth and
		called lava  when  it  reaches  the  surface.

Massive Sulphide	A  rock  comprised  entirely of metallic minerals of which
		iron  and  sulphur  are  always  present.

Metamorphism	The  processes  by  which  changes  are  brought about in rocks
		within  the  earth's  crust  by  the  agencies  of  heat.

Mineralization	The  concentration  of  metals  and  their chemical compounds
		within  a  body  of  rock.

Mineralized zone	A  specific  area in a host rock where mineralization
		occurs.

Mineral Resource	Consists  of  a  deposit  or  concentration  of  a  solid,
		inorganic or organic fossilized substance of potential economic interest, accessible from the surface of the earth, and delimited at the measured, indicated, or inferred levels.

Mg		The  chemical  symbol  for  magnesium.

Mafic Intrusive	The  type  of  igneous rock that has intruded (forced) into
		another  pre-existing  rock.

Ni		The  chemical  symbol  for  nickel.

Nickel		A  hard  silver  white  metallic  chemical  element.

Norite		A  type  of  igneous  rock.

NSR		Net  Smelter  Returns.

Olivine		A  type of silicate mineral containing iron and magnesium.

Ore		A  natural  aggregate of one or more minerals which, at a
		specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Ore  Reserve	Consists  of  the  portion  of a measured and indicated mineral
		resource which can be extracted or produced legally and profitably, at conditions established in a production feasibility study.

Pentlandite	A  mineral  containing  nickel, iron and sulphur and is a common
		ore  mineral  of  nickel.

Petrographic
Examination	Simply  a description of the rock in hand specimen and thin
		section.

Peridotite	A  type  of  Igneous  rock

Pluton		Large  scale  mass  of  an  igneous  rock.

ppb              Parts  per  billion.

ppm              Parts  per  million.

Pyroxene		A  common  group  of minerals characterized by short stout
		crystals and good prismatic cleavage in two directions intersecting at angles of about 87 degrees and 93 degrees.

Pyrrhotite	An  iron  sulphide  mineral.

Sedimentary Rock	Rocks formed from material derived from pre-existing rocks

Shear 		A  fracture  in  rock  similar  to  a  fault.

Sill		A  tabuler or sheet like body of igneous rock that is injected
		parallel to  the  structure  of  adjacent  rocks.

Strike		The  course  or  bearing  of  a  bed  or  layer  of  rock.

Stringer		A  narrow  vein  or irregular filament of mineral traversing a
		rock mass  of  different  material.

Troctolite	A  type  of  igneous  rock.

Ultramafic Rock	A  type  of  igneous  rock

Vein		A  vein  is  a  tabular  or  sheet-like body of minerals which
		has been intruded  into  a  joint  or  fissure  in  a  rock.

Volcaniclastic 	A  type  of sedimentary rock which is composed primarily
		of  volcanic detritus

                                     PART I

ITEM  1.  IDENTITY  OF  DIRECTORS  SENIOR  MANAGEMENT  AND  ADVISERS

     Information  called  for  in  Item  1  is not required in an Annual Report.

ITEM  2.  OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

     Information  called  for  in  Item  2  is not required in an Annual Report.

ITEM  3.  KEY  INFORMATION

A.  SELECTED  FINANCIAL  DATA
-----------------------------

     The Company has a limited history of operations and has not generated any operating revenues. The following table sets forth, for the period and the dates indicated, selected financial and operating data for the Company. This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To the best of management's knowledge, to date, the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

     The Consolidated Financial Statements of the Company have been audited by Deloitte & Touche LLP, independent chartered accountants, and have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles, as applied to the Company, do not differ materially from those generally accepted in the United States ("U.S. GAAP"), except for the differences outlined in note 15 of the consolidated financial statements in "Item 17. Financial Statements."



Year Ended February 28 (29)  2003   2002        2001     2000          1999
--------------------------------------------------------------------------------
                                 (restated)  (restated)  (restated)  (restated)
Amounts in Accordance with
Canadian GAAP:
Total assets. . . .. $ 5,475,227 $ 4,372,531 $ 4,620,376 $ 4,869,164 $ 7,318,903
Net working capital  $ 2,561,943 $ 1,551,049 $ 2,102,276 $2,055,988  $ 3,747,674
Share capital . . .  $35,971,592 $32,230,487 $31,888,637 $31,558,637 $29,965,337
Shareholders' equity $ 4,850,725 $ 3,858,282 $ 4,611,125 $ 4,826,234 $ 6,619,865
Loss. . . . . . . . $(2,865,222)$(1,094,693)$  (545,109)$(3,347,143)$(7,148,951)
Loss per share. .  . $   (0.05) $   (0.02)  $     (0.01)$     (0.08)$     (0.22)
Weighted average number of
common shares . . .   56,255,479  46,261,873 44,196,164   41,708,273  32,136,703

Amounts in Accordance with
U.S. GAAP:
Total assets. . . . $ 2,880,521  $ 1,734,025 $ 2,478,725 $ 2,746,016 $4,772,579
Net working capital $ 2,570,878  $ 1,555,984 $ 2,136,167 $ 2,055,988 $3,747,674
Share capital . .. .$35,977,272  $32,086,667 $31,744,817 $31,414,817 $29,821,517
Shareholders' equity$ 2,256,019  $1,219,776  $ 2,469,474 $ 2,703,086 $4,073,541
Loss. . . . . .    $(3,502,846) $(2,335,074) $ (539,430)$(3,145,142)$(8,280,781)
Loss per share. . ..$    (0.06) $     (0.05) $    (0.01) $   (0.08)  $   (0.26)
Weighted average number of
common shares . . . 56,255,479   46,261,873  44,196,164   41,708,273 32,136,703



(i) Effective February 28, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having substantial evidence that a commercial body of ore has been located are capitalized and accounted for in accordance with the Company's accounting policy for mineral properties.

     The new policy is consistent with current reporting practices in the mining industry and management considers the change will appropriately present the Company's operations and financial position. This change, which has been applied retroactively with restatement of prior years, increased (decreased) net loss by $926,699 for 2003 (2002 - $222,767; 2001 - ($784,162)).
Loss per share increased by $(0.02) for 2003 (2002 - $Nil) and decreased by 0.02 for 2001. As at February 28, 2003, advances for exploration increased by $480,173, deficit increased by $13,531,230, mineral properties decreased by $16,557,177 and non-controlling interest decreased by $2,544,910.

B.  CAPITALIZATION  AND  INDEBTEDNESS
-------------------------------------

     As of September 30, 2003, the Company had 73,980,541 common shares outstanding with a market capitalization of $15,535,914.

     The Company does not currently have any debt obligations or indebtedness in the form of guaranteed or unguaranteed, secured or unsecured, and/or indirect contingent indebtedness.

C.  RISK  FACTORS
-----------------

     The following risks relate specifically to the Company's business and should be considered carefully. The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1)     The  mineral properties of the Company are in the exploration stage only

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. Exploration of the Company's mineral exploration properties may not result in any discoveries of commercial bodies of mineralization. If the Company's efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

(2)     The  Company  has  no  significant  source  of  operating  cash  flow

The Company's properties are currently being assessed for exploration and as a result, the Company has no source of operating cash flow. The Company has limited financial means and there is no assurance that if additional funding is required that it will be available to the Company on terms and conditions acceptable to it. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in some or all of its properties. Accordingly, its success and commercial viability depends upon the Company's ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing and/or a combination thereof. There is no assurance that the Company will be successful in obtaining the required financing.

(3) The possibility of any of the Company's mineral properties ever having ore reserves is extremely remote

The Company has no known ore reserves. The possibility of any of the Company's mineral properties ever having ore reserves is extremely remote and any funds spent on exploration will probably be lost. The Company's success depends upon finding ore reserves. If the Company does not find an ore reserve either because it does not have the money to do so or because it is not economically feasible to do it, the Company will cease operations.

(4) Government expropriation or regulation may prevent or restrict exploration of any of the Company's mineral properties

Factors such as governmental expropriation or regulation may prevent or restrict exploration of the Company's mineral properties. Exploration activities may be affected in varying degrees by government policies and regulations relating to mineral exploration. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to income taxes, expropriation of property, environmental legislation and safety regulations.

(5)     The  Company  has  a  history  of  operating  losses

The Company sustained operating losses for each of the fiscal years ended February 28/29 2003, 2002, 2001, 2000, and 1999 of $2,865,222, $1,094,693,
$545,109,  $3,347,143,  and  $7,148,951  respectively.

(6) As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgements obtained against the Company in the United States

The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company's non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company's non-U.S. resident executive officers or directors.

(7) The mineral exploitation industry is intensely competitive in all its phases and the Company competes with many companies possessing greater financial resources and technical facilities than itself

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities. Significant competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, the Company's ability to acquire additional attractive mineral properties on terms it considers acceptable may be adversely affected.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

(8) The Company does not presently have insurance, in any significant amounts, covering any of its mineral properties and as a consequence could incur considerable costs

Mineral exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest may be subject to all the hazards and risks normally incidental to mineral exploration, any of which could result in work stoppages, damage to property, and possible environmental damage. The Company does not presently have insurance, in any significant amounts, covering its mineral properties and does not presently intend to obtain liability insurance in an amount which it would consider adequate; the nature of the risks associated with the Company's activities is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

To date, the Company has not experienced any material losses due to hazards arising from its operations.

(9) The Company's mineral properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects

Although the Company has sought and received such representations as it has been able to achieve from vendors in connection with the acquisition of or options to acquire an interest in its mineral properties and has conducted its own investigation of legal title to each such property, the mineral properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

(10) The Company's mineral properties located in Labrador are subject to native land claims which may affect the ability of the Company to exploit mineral properties in Labrador

The Newfoundland Department of Natural Resources, has notified holders or potential holders of mineral rights in Northern Labrador that mineral rights issued by the department in Northern Labrador, which are situated within both the Labrador Inuit and Innu Nation claim areas, may be subject to "interest granted to the Labrador Inuit and/or Innu Nation under any land claim agreed to by the Government". The claims of the Innu Nation and the Labrador Inuit could materially and adversely affect the ability of the Company to exploit mineral properties in Labrador. In addition, notice has been received from the Nunavik Inuit, through their legal counsel, of certain land claims made by the Nunavik Inuit in Labrador. The Nunavik Inuit are separate and distinct from the LIA and their land claims are in addition to those of the LIA. The Nunavik Inuit have requested that certain agreements be entered into with respect to activities to be undertaken on lands where they claim an interest. As with land claims of the Innu Nation and the Labrador Innuit, the land claims of the Nunavik Inuit could materially and adversely affect the ability of the Company to exploit mineral properties in Labrador and may prevent any exploitation of the mineral properties in Labrador on an economic basis.

(11) All phases of the Company's operations in Canada are subject to environmental regulations which may cause the Company to invoke stricter standards

All phases of the Company's operations in Canada are subject to environmental regulations. Environmental legislation in Canada is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Legislation and regulations implemented by the Government of Newfoundland and Labrador directly affect the mineral industry in the Province of Newfoundland and Labrador, the location at the South Voisey Bay Properties and the Labrador Regional Properties. Legislation and regulations implemented by the Manitoba Government directly affect the mineral industry in the Province of Manitoba, the location of the Stephens Lake Property. In particular, the Company must provide prior notice and a description of the planned exploration work before the commencement of the work.

Although compliance with such laws is not presently a significant factor in the Company's operations, there is no assurance that compliance with future changes in environmental regulation, if any, will not adversely affect the Company's operations.

(12)     Fluctuating  mineral  prices

The Company's ability to raise additional funds for exploration, and the commercial viability of a mineral project, are affected by the price of minerals. Factors beyond the control of the Company affect mineral prices, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the impact on the Company cannot accurately be predicted.

(13)     The  Company's  future  performance  is  dependent  on  key  personnel

The Company's performance is substantially dependent on the performance and continued efforts of the Company's executives and its Board of Directors. The loss of the services of any of the Company's executives or Board of Directors could have a material adverse effect on the Company business, results of operations and financial condition. The Company currently does not carry any key person insurance on any of its officers or the members of the Board of Directors.

(14)     No  dividends  declared  or  any  likely  to  be declared in the future

To the best of Management's knowledge, the Company has not declared any dividends since its inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests on the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

(15) The possible issuance of additional shares may impact the value of the Company stock

As at February 28, 2003, the Company had reserved 25,139,858 Common Shares for issuance upon the exercise of stock options, the exercise of warrants and in connection with its property acquisition commitments. Such Common Shares represent a potential equity dilution of approximately 27%, based upon the number of outstanding Common Shares of 68,255,541 as at February 28, 2003. Furthermore, the Company may enter into commitments in the future which would require the issuance of additional Common Shares and may grant additional stock options and/or issue additional warrants. As at February 28, 2003, the Company had 6,604,601 authorized but unissued and unreserved Common Shares. Issuance of additional shares would be subject to certain regulatory approvals and compliance with applicable securities legislation. The Company currently has no plans to issue Common Shares other than for the purposes of raising funds, for property acquisition and general working capital requirements which issuance would be subject to regulatory approval.

(16)     Forward  Looking  Statements

This Form 20-F includes "forward-looking statements" A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct. There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as general economic conditions, financial markets, mineral prices, technology, and exploration hazards.

(17)     Conflicts  of Interest of certain directors and officers of the Company

Certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, directors of the Company who also serve as directors of other companies in the same industry may be presented with business opportunities which are made available to such competing companies and not to the Company. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matter.

(18) The value and transferability of the Company shares may be adversely impacted by the limited trading market for the Company's common stock, the penny stock rules and futures share issuance. There is a limited market for the Company's common stock in the United States

No assurance can be given that a market for the Company's common stock will be quoted on an exchange in the U.S. or on the NASD's Over the Counter Bulletin Board.

The sale or transfer of the Company common stock by shareholders in the United States may be subject to the so-called "penny stock rules."

Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(a)     such  sale  or  purchase  is  exempt  from  Rule  15g-9;

(b) prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c) the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of the Company's common stock, assuming a market were to develop in the US therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of shareholders to sell their securities in the secondary market in the US.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

ITEM  4.  INFORMATION  ON  THE  COMPANY

A.  HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY
-----------------------------------------------

     Donner Minerals Ltd. (the "Company") was incorporated as a specially limited company under the Companies Act (British Columbia) on April 25, 1966, under the name Swim Lake Mines Ltd. (N.P.L.). Effective September 11, 1974, the Company converted to a limited company under the same name. Effective October 30, 1978, the Company changed its name to Karma Ventures Incorporated. Effective December 21, 1982, the Company changed its name to Donner Resources Ltd., and effective November 7, 1997, the Company changed its name to Donner Minerals Ltd.

     The Company's office is situated at 1360 - 605 Robson Street, Vancouver, British Columbia, V6B 5J3. The Company's telephone number is (604) 683-0564. The Company is a reporting issuer in the Provinces of British Columbia and Alberta, Canada. The Company's common stock has been listed for trading on the TSX Venture Exchange since June 6, 1989. The Company's common stock has been listed for trading on the Frankfurt stock exchange since February 18, 2002. See "Item 9(A) - Listing Details and Markets."

     The Company has spent $1,417,855 over the past 3 years on acquisitions of mineral properties and exploration expenditures.

     In April, 2001, the Company and certain of its partners, contributed a significant portion of its South Voisey Bay Properties to a new company, SVB Nickel Company Ltd. ("SVBN"), which company is majority owned by the Company. See "SVB Nickel Company Ltd."

     In September 2001, the Company, together with SVBN, and other South Voisey Bay Properties interest holders, entered into an option earn-in agreement with Falconbridge Limited ("Falconbridge"), whereby Falconbridge can earn a 50% interest in the South Voisey Bay Properties by spending $23 million on exploration. See "Falconbridge Option Agreement."

     In March 2003, the Company acquired, through a private placement 8,000,000 shares and warrants of Knight Resources Ltd. ("Knight"). The Company and Knight have common officers and directors. At September 30, 2003, the Company owns approximately 23% of Knight.

B.  BUSINESS  OVERVIEW
----------------------

     The Company is engaged in the location, acquisition and exploration of mineral resources properties.

     The Company has since September 1995 acquired varying interest in mineral claims in Labrador, Newfoundland, referred to (collectively, the "South Voisey Bay Properties"). In September 1996, the Company granted to TeckCominco ("Teck") the exclusive right and option to acquire up to 50% of the Company's interest in any or all of the Company's property interests in the South Voisey Bay Properties. In April, 2001, the Company and certain of its partners, contributed a significant portion of its South Voisey Bay Properties to a new company, SVB Nickel Company Ltd. ("SVBN"), which company is majority owned by the Company. In September 2001, the Company, together with SVBN, and other South Voisey Bay Properties interest holders, entered into an option earn-in agreement with Falconbridge Limited ("Falconbridge"), whereby Falconbridge can earn a 50% interest in the South Voisey Bay Properties by spending $23 million on exploration. See "Item 4(D) - Property, plants and equipment - South Voisey Bay Project, Labrador."

     In January 2002, the Company and Falconbridge Limited entered into a separate agreement (the 'Labrador Regional Agreement') to explore for Voisey's Bay type nickel-copper-cobalt deposits in Labrador outside of the Voisey's Bay and South Voisey Bay areas. Under the Labrador Regional Agreement, the partners have agreed to each spend a minimum of $200,000 per year, over a two year period. Any properties acquired will form part of a Joint Venture in which both the Company and Falconbridge will have a 50% interest. See "Item 4(D) -
Property,  plants  and  equipment  -  Labrador  Regional  Agreement."

     In February 2002 the Company entered into an agreement with Falconbridge to earn a 50% participating joint venture interest in the Stephens Lake Property located in Manitoba by incurring a total of $5,000,000 of expenditures by December 31, 2006. The Company is required to incur a minimum of $1,000,000 of expenditures per calendar year to keep the option in good standing. See "Item 4(D) - Property, plants and equipment - Stephens Lake Project, Manitoba."

     The Company is in the exploration stage on its mineral properties and therefore has no regular cash flow. The Company is, therefore, dependent on raising funds by the issuance of shares in order to finance further acquisitions, undertake exploration of mineral properties and meet general and administrative expenses. There can be no assurance that the Company will be successful in raising the required financing. See "Item 3(B) - Risk Factors."

C.  ORGANIZATIONAL  STRUCTURE
-----------------------------

     The Company has a 76.69% interest in SVB Nickel Company Ltd. ("SVBN"). SVBN is a Yukon company, incorporated on March 14, 2001. SVBN holds certain of the South Voisey Bay Properties.

D.  PROPERTY,  PLANTS  AND  EQUIPMENT
-------------------------------------

     The Company is engaged in the location, acquisition and exploration of mineral resources properties. The Company currently holds varying interests in mineral claims located in Manitoba (the "Stephens Lake Property") and in Labrador, Newfoundland (the "South Voisey Bay Properties"), and mineral prospects the Company is currently investigating in Labrador, Newfoundland (the "Labrador Regional Properties"), as more particularly described below.

SOUTH  VOISEY  BAY  PROJECT,  LABRADOR

PROPERTY  DESCRIPTION  AND  LOCATION
------------------------------------



                               [GRAPHIC  OMITED]



                               [GRAPHIC  OMITED]


Figure  1.  Location  map  of  the  SVB  property  in  Labrador.

     The South Voisey Bay Property is located 260 kilometres north-northwest of Goose Bay and about 90 kilometres south of the Voisey's Bay nickel, copper, and cobalt deposits. The property encompasses portions of NTS sheets 13 M/08, and 09 as well as 13N/05 and 12 (Figure 1). The main base camp for the project is located on the west shore of a large northwest-trending lake referred to as Pants Lake (location, 6145450 N, 559250 E).

     Mapped staked licences are issued under the Mineral Act from the Newfoundland government. Assessment requirements in the first year are $200 per claim, and the assessment requirement escalates by $50 per claim per year for the first five years reaching $400 per claim in year five. Years six through ten require $600 in annual assessment. Also in year six, a licence renewal fee of $50 per claim is charged. A summary of the titles comprising the property is shown in Table 1.

                        Table 1: Mineral Licence Summary

LICENCE # AGREEMENT     DATE ISSUED     EXPIRATION DATE  UNITS  HOLDER
1081M     Falconbridge  March  16,  1995   2011/03/16     80     SVBN
-----     ------------  ----------------   ----------     --     ----
3304M     Falconbridge  May  10,  1995     2004/06/12     157    SVBN
-----     ------------  --------------     ----------     ---    ----
5518M     Falconbridge  May  12,  1995     2010/02/12     158    Donner
-----     ------------  --------------     ----------     ---    ------
6077M     Falconbridge  April  14,  1998   2004/05/15     155    SVBN
-----     ------------  ----------------   ----------     ---    ----
7915M     Falconbridge  January  25,  2001 2010/02/26     12     SVBN
-----     ------------  ------------------ ----------     --     ----
7934M     Falconbridge  June  12,  1995    2008/06/12     192    SVBN
-----     ------------  ---------------    ----------     ---    ----
8001M     Falconbridge  April  13,  1995   2012/04/13     218    SVBN
-----     ------------  ----------------   ----------     ---    ----
8002M     Falconbridge  May  29,  1995     2011/05/29     178    SVBN
-----     ------------  --------------     ----------     ---    ----
8049M     Falconbridge  May  9,  2001      2004/06/11     172    SVBN
-----     ------------  -------------      ----------     ---    ----
8110M     Falconbridge  May  26,  1995     2008/05/26     6      SVBN
-----     ------------  --------------     ----------     -      ----
8111M     Falconbridge  May  26,  1995     2010/05/26     150    SVBN
-----     ------------  --------------     ----------     ---    ----
8190M     Falconbridge  May  18,  1995     2011/05/18     142    Commander
-----     ------------  --------------     ----------     ---    ---------
8192M     Falconbridge  May  9,  2001      2005/09/21     24     SVBN
-----     ------------  -------------      ----------     --     ----
8193M     Falconbridge  August  21,  2001  2003/09/21     56     SVBN
-----     ------------  -----------------  ----------     --     ----
8213M     Falconbridge  August  30,  2001  2003/10/01     208    SVBN
-----     ------------  -----------------  ----------     ---    ----
8431M     Falconbridge  January  18,  2002 2005/02/18     80     SVBN
-----     ------------  ------------------ ----------     --     ----
8050M     Falconbridge  May  9,  2001      2006/06/11     18     SVBN
-----     ------------  -------------      ----------     --     ----
8194M     Falconbridge  August  21,  2001  2003/09/21     56     SVBN
-----     ------------  -----------------  ----------     --     ----
5698M     Falconbridge  May  12,  1995     2007/09/08     24     SVBN
-----     ------------  --------------     ----------     --     ----
8195M     Falconbridge  August  21,  2001  2005/09/21     16     SVBN
-----     ------------  -----------------  ----------     --     ----
8214M     Falconbridge  August  30,  2001  2003/10/11     154    SVBN
-----     ------------  -----------------  ----------     ---    ----
8769M     Falconbridge  May  26,  1995     2005/05/26     147    SVBN
-----     ------------  --------------     ----------     ---    ----
8771M     Falconbridge  May  19,  1995     2005/05/19     175    SVBN
-----     ------------  --------------     ----------     ---    ----

     Since 1995, the Company acquired through staking, direct acquisition and option earn-in agreements with various junior resource exploration companies varying interests in mineral claims in the South Voisey Bay Property.

     In September 1996, the Company granted to TeckCominco ('Teck') the exclusive right and option to acquire up to 50% of the Company's interest in any or all of the Company's property interests in the South Voisey Bay Properties. Teck can earn this interest by financing the Company's share of feasibility costs and arranging the Company's share of production financing.

     In April 2001, the Company entered into an agreement with Cypress Development Corporation, NDT Ventures Ltd., Rcom Ventures Ltd., UC Resources Ltd. ('UC'), (collectively the 'Participants') to merge certain of the Participant's interest in the South Voisey Bay Properties into a new company, SVB Nickel Company Ltd. ('SVBN'). Subsequently, UCR acquired Rcom's interest in the SVBN mineral licences.

     All of the Company's interest in the South Voisey Bay Property was transferred to SVBN, except for its interest in the DNA (Donner / Northern Abitibi) mineral licences and DMG mineral licences (Donner/Commander) (see Figure 2). All of the other Participants transferred all of their interests in the South Voisey Bay Properties to SVBN. SVBN's initial land holdings included twenty mineral licenses covering approximately 549.5 square kilometres held 100% by SVBN, with the exception of a 37.5 square kilometres portion in which Pallaum has a 25% interest. SVBN's current land holdings include twenty one mineral licenses covering 569.2 square kilometres (the 'SVBN Property').

     The initial interest of the Participants was calculated on the basis of one common share of SVBN for every $1.00 of assessment work filed with the Newfoundland Department of Mines and Energy on the subject mineral licenses, taking into account each Participant's interest in the mineral licenses. The current interests in SVBN are as follows:

     The  Company  76.69%,  Cypress  11.36%,   NDT  6.55%,  UC  5.40%

     In September 2001, an option earn-in agreement ('Falconbridge Agreement') was signed between SVBN, the Company, Northern Abitibi, Commander and Pallaum, whereby Falconbridge can earn a 50 % interest in the entire South Voisey Bay Property. In order to vest its 50% interest in the SVBN property, Falconbridge is required to incur $14 million of expenditures. In order to vest its 50% interest in the Donner/Northern Abitibi ('DNA') property, Falconbridge is required to incur $5 million of expenditures. In order to vest its 50% interest in the Donner/Commander ('DMG') property, Falconbridge is required to incur $4 million of expenditures. In order to keep the option in good standing, Falconbridge will incur a total of at least $2 million of expenditures on the combined properties on or before December 31, 2002 and in each of the subsequent calendar years during the option. Falconbridge will be the operator during the option period. Teck is also a signatory to the agreement and retains its right to earn 50% of the Company's interest in any deposits discovered and developed in the combined property, after adjusting for Falconbridge's 50% interest in the property. Teck can earn this interest by financing the Company's share of feasibility costs and arranging the Company's share of production financing.

     The South Voisey Bay property comprises the following mineral licences (Figure 2):

(SVBN Property): 21 licences covering 569 square kilometres held 100% by SVBN with the exception of a 37.5 square kilometres portion (8111M) in which Pallaum has a 25% interest. Includes the following licences: 5698M, 7934M, 7915M, 1081M, 8110M, 8111M, 5517M, 8108M, 8049M, 8001M, 8002M, 3304M, 6077M, 8050M and
new  licences,  8195M,  8194M,  8193M,  8192M  and  8213M,  8214M,  8431M.

(DNA Property): One licence (5518M) covering about 39.5 square kilometres owned 52.38% by Donner and 47.62 % by Northern Abitibi ('NA').

(DMG Property): One licence (8190M) covering 35.5kilometres and owned 51.68% by Donner and 48.32% by Commander.

The  following  Properties  have  Royalty  interests,  as  follows:

SVBN 1% NSR payable to Thistle Creek Resources Inc. on 4483 and original claims 4492M, 4493M, 4495M, 4365M, and 4377M now forming part of 7934M

           0.375% NSR payable to Prior Resources Ltd. on 2663M, 3311M, 5670M and 5517M 0.019% NSR payable to Taurus Explorations Ltd. on 2663M, 3311M, 5670M and 5517M

           3% NSR payable to Newfoundland Mining & Exploration Ltd. on 1081M. Up to 2% percentage points may be bought at $1,000,000 per percentage point.

           3% NSR payable to Lawrence Barry on 1456M. Up to 2% percentage points may be purchased at $1,000,000 per percentage point.

           3% NSR payable to Don Hawco on 6624M, obligation to be shared 75% by SVBN and 25% by Pallaum Minerals Ltd. Up to 2% percentage points may be bought at $750,000 per percentage point.

           2.5%  NSR  payable  to  Carl  von  Einsiedel  on  4264M

DNA        3.0%  NSR  payable  to Newfoundland Mining and Exploration Ltd. on
           5518M

     The Newfoundland Department of Natural Resources has notified holders or potential holders of mineral rights in Northern Labrador that mineral rights issued by the department in northern Labrador, which are situated within both the Labrador Inuit and Innu Nation claim areas, may be subject to "interest granted to the Labrador Inuit and/or Innu Nation under any land claim agreed to by the Government". The claims of the Innu Nation and the Labrador Inuit could materially and adversely affect the ability of the Company to exploit the South Voisey Bay Properties. In addition, notice has been received from the Nunavik Inuit, through their legal counsel, of certain land claims made by the Nunavik Inuit in the area of the South Voisey Bay Properties. The Nunavik Inuit are separate and distinct from the LIA and their land claims are in addition to those of the LIA. The Nunavik Inuit have requested that certain agreements be entered into with respect to activities to be undertaken on lands where they claim an interest. As with land claims of the Innu Nation and the Labrador Inuit, the land claims of the Nunavik Inuit could materially and adversely affect the ability of the Company to exploit the South Voisey Bay Properties and may prevent any exploitation of the South Voisey Bay Properties on an economic basis.

     In land rights and self-government negotiations, the Innu Nation represents the Innu. It is currently negotiating an Agreement-In Principle with the governments of Canada and Newfoundland and signed a Framework Agreement, the first major step towards a land rights settlement, in March 1997. On June 25th, 2001, the Labrador Inuit signed an Agreement - In - Principal ('AIP') with the government of Newfoundland and Labrador, a major step towards a final land claims agreement.

     On September 21st 2001, Falconbridge and the Company signed an agreement with the Innu Nation, which defines the terms under which exploration activities will be carried out at South Voisey Bay, including archaeological and wildlife studies, environmental monitoring, and providing Innu jobs and business opportunities. This agreement is in place until such time as there is a land claims settlement. If it is mutually acceptable to both parties, the agreement can be modified on a yearly basis.

     It is understood that there are no Labrador Inuit land claims in the SVBN area at this stage of land claims negotiation, and accordingly, it has not been necessary to have an agreement with the Labrador Inuit. There are several environmental sensitivities that are mainly addressed in the agreement that Falconbridge and the Company signed with the Innu Nation. Guidelines and actions to be undertaken by Falconbridge and the Company in the next few years are as follows:

     A Stage 1 Historic Resources Overview Assessment ('HROA') in the Pants Lake area, Labrador was done in 2001. The Stage 1 HROA involved a background research, a field survey, data analysis and the preparation of a report. The primary objectives were to: identify and assess historic resources potential or sensitivity within the specified development area(s) and to recommend the appropriate mitigation measures and methodology and scope for further assessment if indicated. Other archaeological surveys must be undertaken if doing any further exploration work near lakes and rivers. The designated archeologist cleared the 2002 drill sites.

     Habitat or community zones that may be sensitive to exploration activity are designated as sensitive areas. Areas identified as sensitive include Canada goose and harlequin duck staging areas, active seabird colonies, harlequin duck breeding habitat, archeological lands and proposed parklands.

     The estuaries along the coast and the mouths of rivers into the Labrador Sea and the small bays along the coast are known breeding and staging areas for waterfowl and seabirds. Aircraft moving through these areas should maintain a minimum altitude of 500 m above ground level.

     In addition, the South Voisey Bay Property is located between calving and wintering grounds of the George River Caribou herd. Northward passage of the herd can be expected in early June and then in October when they come south to the wintering grounds.

     Wildlife encounters pose a risk for stress and injury to both site personnel and wildlife. As a standard policy, a no hunting policy is in force at the camp. As per the letter agreement between Falconbridge, the Company and the Innu Nation, a no-fishing policy is also in place at the camp. A wildlife reporting program was instituted in 2002 where employees and contractors maintained a log of wildlife observations and encounters. The most common animals reported were black bears.

     An environmental monitor assigned by the Innu Nation closely follows each exploration campaign in order to make sure that safety and environmental guidelines are followed.

     Falconbridge has also completed an Environmental Health and Safety Plan which has been reviewed and accepted by the Innu Nation.

     The Department of Mines and Energy, Mineral Lands Division requires exploration approval for carrying out mineral exploration in the province of Newfoundland and Labrador. All exploration programs have to be in compliance with Section 5(4) of the Mineral Act. All field personnel have to be familiar with and observe the "Guidelines for Exploration and Construction Companies" and the Mineral Regulations, sections 41-46. In addition, all permit applications are reviewed by the following departments: Mineral Claims Recorder; Exploration Monitor Geologist; Mines and Energy; LIA; Wildlife Division; Cultural Heritage Division; Labrador Aboriginal Affairs; DFO; Canadian Wildlife Services; Environment Canada; Government Service Centre; Environment; MHA Torngat Mountains; Innu Nation; and Crown Lands Division.

ACCESSIBILITY,  CLIMATE,  LOCAL  RESOURCES,  INFRASTRUCTURE  AND  PHYSIOGRAPHY
------------------------------------------------------------------------------

     Access to the property is primarily gained via fixed-wing floatplane from Goose Bay. A gravel airstrip (LUC Strip) was established near the Adlatok River in the southwest part of the property on a naturally flat treeless area of glacial gravel deposits located north of the river. The airstrip is approximately 500 m long and allows access from nearby coastal communities by fixed wing aircraft. Helicopters are used for transportation on the property.

     Topographic relief on the property ranges from 150 to 500 m above mean sea level. The terrain is generally rugged with lower elevations characterized by till-covered valleys forested with black spruce, tamarack and shrubs. Higher ground is open with low shrubs, grassy meadows and barren outcrop. Numerous outcrops at higher elevations are striated and polished on their west side and plucked to the east. Striations and roche moutone indicate a prominent west to east glaciation.

     Typical seasonal variation includes long snowy winters from mid-November until April. Temperatures are consistently below zero and often reach minus 30 degrees Celsius. Lakes typically don't break up until the first week of July. The short summer is usually quite hot, with temperatures reaching plus 30 degrees Celsius.

HISTORY
-------

     Reconnaissance geological and geochemical surveys were conducted by provincial and federal government agencies. The northern part of the property was mapped by Hill (1982) and the southern part by Thomas and Morrison (1989&1991). There is no record of previous ownership or of previous exploration work on the property prior to its acquisition by the Company and its partners.

GEOLOGICAL  SETTING
-------------------

     Regionally, the South Voisey Bay property covers an area immediately west and including the tectonic boundary between the Churchill structural province and the Nain structural province. These provinces are interpreted to represent vestiges of two cratonic masses known as the Rae (Churchill Province) and Nain cratons that converged and collided during the Paleoproterozoic (Torngat Orogen-
1.86 Ga). The Churchill gneisses are dominated by amphibolite-facies gneisses and include pelitic to semipelitic variably sulphidic and graphitic paragneisses that are compositionally equivalent to the Tasiuyak gneisses. Granitic garnet-bearing orthogneiss form kilometre-scale units interleaved with the paragneisses. There is a regional NE-SW trending sub-vertical regional foliation.

     Superimposed upon the two main gneissic terranes are several Mesoproterozoic, anorogenic intrusive complexes including rocks of both the Nain Plutonic Suite ('NPS') and the Harp Lake Complex ('HLC'). The NPS is a large, batholithic igneous complex (approximately 200 kilometres long) composed mainly of anorthosite and granite ranging in age from 1.34 to 1.29 Ga. The HLC is a roughly circular igneous complex approximately 100 kilometres in diameter, composed mainly of anorthosite mantled by granite. The HLC ranges in age from
1.45  to  1.46  Ga.

     In the area, younger olivine diabase dykes (Harp dykes) form a parallel series trending NE that cuts through all rock types. East of the property, the Flowers River Complex (1.27 Ga) consists of peralkaline granites intruding Nain and Churchill gneisses as well as anorthositic rocks of the NPS.

     The South Voisey Bay property covers a large area underlain by rocks of the Churchill structural province and the western edge of the Nain geological province. The Churchill gneisses mostly comprise interdigitated horizons of granitic to tonalitic orthogneisses, garnet-bearing felsic orthogneisses, garnet paragneisses and sulphide and/or graphite-bearing paragneisses (Fitzpatrick, 1998, 1999), all at amphibolite facies. The Nain gneisses consist of structurally complex paragneisses and mafic to felsic orthogneisses.

     Undeformed rocks of the NPS are present in the northern part of the property and leucotroctolite, anorthosite and rapakivi granite of the HLC are recognized in the southwest part of the property.

     The Mesoproterozoic Pants Lake mafic intrusive complex outcrops in the central part of the property. It was initially recognized by Thomas and Morrison (1991), but its full extent was outlined during mineral exploration between 1995 and 1999 (Fitzpatrick, 1998, 1999).



                               [GRAPHIC  OMITED]



                               [GRAPHIC  OMITED]


Figure  2.  Revised  simple  geological  map  of  the  South Voisey Bay property
--------------------------------------------------------------------------------

     The Pants Lake intrusive complex intrudes the gneissic rocks of Churchill age and also the anorthositic rocks and the rapakivi granites of the Harp Lake complex. The basal contacts with the underlying rocks are sharp, shallow dipping and at an angle with the enclosing gneisses. They are also marked by a variable thickness of hornfels in which the garnets in the paragneisses are partially or totally transformed to either cordierite or orthopyroxene as previously noted by Kerr (1999). The complex has been divided into two units based on geochemistry and on age: the North Gabbro (1322 2 Ma; Smith et al., 2001) and the South Gabbro (1338 2 Ma; Connelly, 2001). Internal relationships in the intrusions are complex as several gabbroic phases intrude one another and a number of authors have suggested that the different gabbroic phases may represent multiple intrusions rather than being part of one layered intrusion (Figure 4).

     The North Gabbro is formed of several lobes (Mineral Hill, Worm, Happy Face, North, NDT) of a complex nature that may represent different intrusions of the same composition. This intrusive complex appears to be a sheet-like body gently dipping to the NW in the NDT and North lobes with probably an abrupt end at the west margin. It dips to the N and NE in the Happy Face lobe. A large occurrence of gneiss, with an adjacent actinolite altered gabbro, halfway between the NDT and North lobe, is believed to be a portion of the upper contact. At this point the intrusion thickness is approximately 350 m. A long thin intrusion referred to as the 'Worm Gabbro' is found between the North Gabbro and South Gabbro. The eastern contact of the Worm Gabbro was observed in the field as almost subvertical, but was interpreted as dipping at 35 to the east (Kerr, 1999) below the gneisses. Gravity profiles suggest a subvertical body of shallow (<150 m) depth extent. A number of magnetic and topographic lineaments are coincident with the Worm Gabbro, suggesting that either its emplacement or current exposure level was controlled by a fault structure.

     The North Gabbro has been described as consisting of an upper sequence and a lower sequence (Kerr, 1999). The upper sequence contains a coarse grained gabbro to leucogabbro, an actinolite altered variant when close to the gneiss contact, the 'Black Gabbro' which is also an altered variant of the coarse grained gabbro and olivine gabbros. All of these rocks are formed mainly of plagioclase, clinopyroxene, minor orthopyroxene and olivine in varying proportions defining mainly a subophitic texture with clinopyroxene and olivine oikocrysts and locally small olivine phenocrysts. The lower sequence can be seen in sharp contact with the upper unit and is defined mainly by an olivine gabbro to troctolite with local variable amounts of gneissic inclusions that are partly assimilated (previously called the contaminated gabbro).

     The South Gabbro consists of two lobes oriented along a NE-SW axis. This intrusion gently dips to the WNW and, in the Mineral Hill area, is overlain by two intrusions that are part of the North Gabbro. It is formed mostly of olivine gabbro on surface with melanogabbro and peridotite observed in drill holes. A few gabbro outcrops were observed on surface in the southern lobe. Crude layering and intrusive breccias were observed in the field.

EXPLORATION
-----------

     The Company and Partners carried out the following work on the Property from 1995 to 2003:

1995: Stream sediment geochemistry, prospecting, airborne geophysics (High Sense) and 3 diamond drill holes ('DDH') for a total of 303.1metres. The drilling targeted EM conductors (Wares, 1997). The work was carried out by Ram Explorations Ltd. under contract to the Company as operator of the various joint ventures.

1996: Additional prospecting, ground geophysical surveys (HLEM, mag, IP, large loop TDEM) and 51 DDH for a total of 4,096 metres (Wares, 1997). The work was carried out by Ram Explorations Ltd. under contract to the Company as operator of the various joint ventures.

1997: Regional geological mapping at 1:20,000 scale along kilometre spaced E-W traverses. A total of 617.5 kilometres of grid, including 72.7 kilometres of GPS surveyed tie lines, were established. These grids were mapped in detail on topographical maps produced by Delta Aerial Surveys that were created from 1968, 1:50,000 air photos. Gravity ground surveys (425 line kilometres) were done by Geoterrex-Dighem. Magnetic and horizontal loop EM surveys were carried out on 250 kilometres of line grid. The HLEM was collected using a MaxMin II system with a coil separation of 100 metres. Borehole (18 DDH) and limited surface time domain electromagnetic ('TDEM') surveys were conducted over selected areas (limited to licence 5518). A total of 44 holes were completed totalling 12,419 metres (97-54 to 97-097) and concentrated on 3 main areas on the north grid and selected areas over the south grid. Highlights from drilling the North Gabbro includes: 1.93% Ni, 1.07% Cu and 0.26% Co over 0.6metres in DDH 97-67; 1.13% Ni, 0.78% Cu, 0.2% Co over 15.7metres in DDH 97-96; and 11.9% Ni, 9.6% Cu, 0.43% Co over 1.1metres in hole 97-75 (Fitzpatrick et al., 1998). The work was carried out by Teck under contract to the Company, the operator of the various joint ventures.

1998: Systematic regional 1:20,000 scale geological mapping was expanded throughout the South Voisey Bay project in 1998. A total of 367 kilometres of cross lines and 87 kilometres of GPS-surveyed tie lines were cut. Detailed mapping was completed on all grid extensions. A total of 40 holes were completed totalling 12,621 metres (98-098 to 98-136) with the deepening of 5 holes initially drilled in 1997 (97-073,079, 089, 091,092) for an additional 2,588 metres. The program tested geological, electromagnetic, and gravity targets outlined throughout the property. The highlight of the drilling was in the North Gabbro, where drill hole 98-131, located 600 metres northeast of hole 97-96, intersected 0.2 metres of massive sulphide grading 4.5% Ni, 2.6% Cu, 0.28% Co, and a 0.3 metre interval 10 metres below the base of the gabbro, assaying 3.4% Ni, 0.5% Cu and 0.46% Co.

Detailed and regional gravity surveys were done beyond the coverage of surveys conducted in 1997. Regional gravity surveys were completed using a helicopter gravity system (heligrav) as well as traditional ground traverses. These surveys were designed to detect buried accumulations of prospective gabbro beneath thin gneiss cover (adjacent to exposed gabbro), while detailed surveys were designed to detect massive sulphide accumulations at the base of the gabbro, or prospective areas of increased gabbro thickness (i.e., basal depressions or feeders). Numerous problems arose during the heligrav production survey culminating with the gravity meter being irreparably damaged and the survey being abandoned with 595 gravity stations surveyed. Upon Geoscott/Scintrex abandoning the regional gravity surveys, Geoterrex was contracted to complete the remaining 1174 gravity stations of the planned 1769 station survey. Gravity readings were collected at intervals of 50 metres on lines spaced 200 metres apart for a total of 7353 stations. Extending surveys completed in 1997, the 1998 surveys completed gravity coverage between the north and south grid areas as well as over minor extensions to the north and west ends of the north grid and the south end of the south grid.

Several electromagnetic survey techniques were contracted during the 1998 program, including deep seeking large loop surface and borehole surveys (i.e., UTEM, Crone, and Protem) as well as more conventional shallow-seeking horizontal loop Maxmin ('HLEM') surveys. Lamontagne Geophysics Ltd., of Kingston, Ontario were contracted to complete surface UTEM 3 and borehole BHUTEM 4 surveys over select areas of the project during April and May. It was further decided that Crone would complete surface surveys measuring only the z component on lines spaced 200 metres apart with readings collected at 50 metres intervals, considering that a second receiver would be required to measure the x and y component. Surface production surveys included surveying of 613.6 line kilometres within 76 loops ranging in size from 1 to 2 square kilometres, numbered from 1 to 42 in the north grid area and 101 to 134 in the south grid area. Borehole surveys consisted of reading 43 drill holes with x, y, and z directional component measured at 10 metre intervals and reduced to 5 metre intervals within anomalous sections of the hole. Collar loop sizes were varied according to hole depth, to maximum dimensions of 500 metres by 500 metres. Eastern Geophysics completed all on-site data collection, while Crone completed advanced data processing and interpretation off-site.

Geoterrex Ltd., of Ottawa, Ontario were contracted to complete both fixed loop and moving loop surface PROTEM surveys over select portions of the south grid between June 18 and June 28, 1998. Surveys were conducted at base frequencies of 3 Hz and 30 Hz in two areas including both fixed and moving-loop configurations over the area surrounding drill hole 97-079, and a fixed-loop survey in the area of drill hole 97-089 (South Gabbro, central and southern grid areas).

Upon completion of Geoterrex fixed-loop PROTEM surveys in the area of hole 97-89, Labrador Exploration Services Ltd., of Goose Bay, Labrador, were contracted to complete 7 kilometres of HLEM surveys to further examine the shallow anomaly detected in this area. A single line anomaly was detected within the immediate area of drill hole 97-089. This anomaly could not be traced to the west as severe topography prevented establishment and surveying of grid lines. Due to limited survey coverage of the anomaly, a definitive interpretation of the conductor's orientation and attitude could not be established (Fitzpatrick et al., 1999), (Appendix II & III). The 1998 field program was carried out by Teck under contract to the Company, the operator of the various joint ventures.

1999: In June 1999, the Company and its joint venture and option/earn-in partners approved a $2.75 million 1999 Exploration Program for the South Voisey Bay Property. The approved 1999 program was to consist of airborne, ground and borehole geophysics and diamond drilling.

Due to poor market conditions, the Company's joint venture partners elected not to contribute their cost share of the 1999 Exploration Program. The Company decided to fund at least the first stage of the 1999 program thereby diluting certain joint venture partners interests as provided for in the various joint venture agreements.

The first stage was to consist of limited detailed surface UTEM surveys, borehole UTEM surveys and 2,000 metres of diamond drilling. The estimated cost of the first stage of exploration was $1 million.

In July 1999, the Innu Nation prevented the Company from carrying out its 1999 Exploration Program. The Company was presented with the option of signing onerous agreements with the Innu Nation or having the program physically shut down by the Innu Nation at the field camp.

Management was not prepared to enter these agreements or to risk a confrontation at the camp. After numerous attempts to meet with the Innu Nation failed, the Company decided to demobilize the drill rig and most of the camp and equipment. Consequently, the 1999 Exploration Program was not carried out. The 1999 program was to be carried by Teck, under contract to the Company, the operator of the various joint ventures.

2000: Commander proposed a 2000 Program (DMG property only) of $726,000 to consist of ground geophysics and 1,800 metres of diamond drilling. The Company decided not to participate in this program and to dilute it's interest in the DMG Property accordingly. The Company also agreed to Commander operating the 2000 Program.

In September 2000, Commander began an initial three-hole, 1,800 metre program on the DMG property (8190M). The program targeted a strong gravity anomaly with a source interpreted to measure 600 metres by 1,200 metres. The Company and Commander planned to drill the same gravity anomaly in the aborted 1999 exploration program. In late September, Commander advised the Company that the first hole of the planned three hole program was completed and that drilling had commenced on the second hole located approximately 320 metres south of the first hole, which was stopped in gabbro at 560 metres. No visible nickel-copper mineralization was encountered in the first hole. In early October, Commander advised the Company that drilling on the second hole was stopped, due to the limitations of the drilling equipment at 750 metres within a highly altered, hybridized, contaminated, graphitic gabbro containing disseminated sulphides. Assay results were insignificant. Both hole 1 and 2 were cased to allow re-entry at a future date. Commander decided not to drill the contemplated third hole in 2000. The Company did not operate a program on any other part of the South Voisey Bay Properties.

2001: Exploration at South Voisey Bay resumed in October of 2001 with a two month geological and geophysical program. Falconbridge carried out field checks of gravity anomalies, verified portions of the Teck field mapping, re-logged and sampled existing drill core for whole rock data, and carried out measurements for magnetic susceptibility and density across the property. Linecutting consisted of 142 line-kilometres of new grid, and 58 line-kilometres of old grid. Low frequency UTEM surface surveys were carried out by Lamontagne Geophysics over 5 of 8 proposed loops that were laid out over areas where line cutting took place. The 2001 program was carried out by Falconbridge as operator.

2002: Exploration in 2002 consisted of 46.65 line kilometers of gravity, 164.10 line kilometers of low frequency UTEM surface surveys by Lamontagne Geophysics in 8 large loops, 21 kilometers of new linecutting, a detailed Heavy Mineral Concentrate ('HMC') stream sediment survey over the property, geological mapping and 1970 meters of diamond drilling and borehole surveys in 5 holes, all in the South Gabbro. The highlights of the 2003 program were in hole DDH 02-138 which intersected a massive sulphide vein in paragneiss, below the base of the South Gabbro, which assayed 1.37% Ni, 0.64% Cu and 0.10% Co over 0.77 m, and in hole DDH 02-140 which intersected 1.57% Ni and 0.6% Cu in semi-massive sulphide near the base of the gabbro. The 2002 program was carried out by Falconbridge as operator.

2003: The 2003 exploration program began in April with a MegaTEM deep penetrating airborne electromagnetic and magnetic survey. The MegaTEM survey identified nine conductive trends for ground geophysical follow-up to select and accurately locate targets for diamond drilling. The ground geophysics consisted of widely spaced AMT electromagnetic ground geophysics, followed by large loop EM surveys.

As a result of the geophysical surveys, three high priority target areas were selected for diamond drilling. The geophysical targets are located in an east-west trending structure in an area predominated by northwest-southeast features. The targets also coincide with residual east-west gravity and magnetic features. An initial phase of 1,200 metres of drilling began in early September.

All exploration on the property has been carried out by either Ram Explorations Ltd., by Teck under contract to the Company, or by Falconbridge as operator and by well recognized and reputable geophysical and diamond drilling contractors and assay laboratories. The Company is confidant of the reliability of all data and is not aware of any uncertainty in any of the data that has not been addressed during the normal course of the exploration programs.

MINERALIZATION
--------------

     On The South Voisey Bay Property, Ni-Cu sulphide mineralization is associated with both the North Gabbro and the South Gabbro.

South Gabbro: Disseminated, interstitial sulfides and locally, semi-massive and massive sulphide associated with an inclusion-bearing olivine gabbro located at the base of the intrusion. The mineralized gabbro contains numerous partly digested inclusions of paragneiss locally with spinel-rich rims (Kerr, 1999, 2000).

North Gabbro: A 5 to 60 metre thick unit is located at or just above the basal contact. The upper part of this unit consists of inclusion-bearing rock, with gneissic, troctolitic and gabbroic fragments. Sulphide contents increase downward. This heterogeneous unit passes into a homogeneous fine-grained gabbro with 'leopard texture'. The contact with the gneisses is often a chill. Massive sulphides when present are located at the contact and within the underlying gneissic rocks.

     The mineralization intersected by previous drilling can be classified into the following categories (Fitzpatrick, 1998, 1999):

Sulphide  rich  paragneiss:  low  metal  tenors,  Ni/Co=3,  Ni/Cu=1.5.

Disseminated and blebby sulphides in the basal inclusion bearing gabbros and troctolites:
     North  Gabbro:  Ni/Co=5.2,  Ni/Cu=1.8
     South  Gabbro:  Ni/Co=9,  Ni/Cu=1.7

Massive sulphide veins in the paragneiss and gabbros: high Ni, Co and Cu tenors, Ni/Co=15, Ni/Cu=3.

     Overall the mineralized rocks have on average a low Ni/Co ratio (except for the veins), typical of either a more evolved magma composition or a low 'R' factor (Li et al., 2000; Kerr, 1999, 2000)

DIAMOND  DRILLING
-----------------

     Between 1995 and 2002, a total of 35,307 metres of diamond drilling in 145 holes have been carried out on the South Voisey Bay property as follows:
1995  -  303  metres  in  3 holes; 1996 - 4,096 metres in 5 holes; 1997 - 12,419 metres in 44 holes; 1998 - 12,261 metres in 40 new holes and 2,588 metres in 5 deepened 1997 holes; 2000 - 1,310 metres in 2 holes; 2002 - 1,970 metres in 5 holes.

     All of the diamond drilling targeted geological, electromagnetic and at times gravity targets located throughout the property. All of the targets were at or near the basal contacts of the Pants Lake gabbro in a setting very similar to the Voisey Bay deposits. All of the electromagnetic targets were explained by sulphides, including semi- massive and massive sulphides at the base of the Pants Lake gabbro or in veins immediately below the basal contacts or by sulphides and graphite in the underlying and surrounding paragneiss. The gravity targets were explained by thicker portions of the Pants Lake gabbro rather than large accumulations of semi-massive and massive sulphides. One of the objectives of the diamond drill programs and exploration programs in general was to locate any feeders to the Pants Lake intrusion, a potential location of concentration of semi-massive and massive sulphides. To date no feeders have been located, a possible explanation as to why only small accumulations of semi-massive and massive sulphide, with grades of economic interest, have been intersected by diamond drilling.

     Disseminated sulphide mineralization is almost ubiquitous near the basal contacts of Pants Lake gabbro, but semi-massive and massive sulphide mineralization is less abundant. Highlights of previous drilling programs include: 1.93% Ni, 1.07% Cu and 0.26% Co over 0.6 metres in DDH 97-67; 1.13% Ni, 0.78% Cu, 0.2% Co over 15.7 metres in DDH 97-96; and 11.9% Ni, 9.6% Cu, 0.43% Co over 1.1 metres in hole 97-75; 4.49% Ni, 2.6% Cu and 0.28% Co over 0.2 metres in DDH 98-131; 4.5% Ni, 2.6% Co, 0.28% Co over 0.2 metres and 3.44% Ni, 0.5% Cu and
0.46%  Co  over  0.3  metres in DDH 98-131; 1.37% Ni, 0.64% Cu and 0.16% Co over
0.77 metres in DDH 02-138; and 1.57% Ni, 0.60% Cu, 0.09% Co over 0.8 metres in DDH 02-140. Significant intersections are all from massive sulphide and semi-massive sulphide.

SAMPLING  AND  ANALYSIS
-----------------------

     The South Voisey Bay diamond drilling programs from 1995 to 1998 have obtained standard BQ and BTW size core. The majority of the core is stored at the Pants Lake Camp. Diamond Drill hole SVB-97-67 is stored at the Newfoundland Government core storage facility in Torbay, Newfoundland. Significant massive sulphide intersections from SVB-97-67, SVB-97-75, SVB-97-98 & SVB-98-131 are stored at the company's office in Vancouver. Core maintained at the Pants Lake Camp has all been labeled by drill hole number with attached metal tag, and includes meterage. All core is cross-piled on large logs. No pile is greater than four feet high. The core field has a master key available to make finding specific drill holes easier.

     All samples of drill core have been obtained by splitting the core using a standard core splitter or diamond core saw. Half of the core has been retained for inspection and reference. Sample length for assay is totally dependent upon the geology and mineralization and was left to the discretion of the Senior Geologist, although, generally, one-metre splits are the norm.

     The Company's qualified person spent a good deal of the 1998 drill program in the Pants Lake camp, and was able to inspect the sample collection procedure by Teck, who was general contractor for the project at the time. In all cases, standard industry practices were used to mark, split, record, and bag samples for assay. The core saw was continuously cleaned to minimize contamination from sample to sample. Rock quality data for the gabbros is generally excellent.

     All samples submitted for assay by Teck have been sent to a registered and certified Canadian assay lab, XRAL Laboratories of Mississauga, Ontario. All of these labs use standard processing techniques to crush, screen and split the sample pulp. Standard assaying procedures have been used, and all of these labs routinely use standards and blanks to detect systematic analytical errors. Duplicates are routinely run to detect batch analytical errors.

     The Company's qualified person was able to visually inspect all high-grade cores obtained from the project. Large pentlandite crystals could be observed in many samples, and visual estimation of the core would indicate that there is no need to suspect the analytical procedure. The qualified person is able to draw on experience of visual estimations with respect to analytical data obtained from several hundred holes that were logged by him at the Voisey's Bay Ni-Cu-Co deposit.

     There were no samples collected by the qualified person during the July 2002 property visit. He has however collected several samples for whole rock and high precision trace element geochemistry from previous trips to the property. He has found through past experience that non-commercial labs are best suited for high precision data. Both Teck and the qualified person have used the services of Tony Naldrett (world renowned nickel specialist), Derek Wilton and Mark Wilson (Memorial University of Newfoundland) to analyze for trace elements (1997 - 2001). Both laboratories have done extensive analyses on the Voisey's Bay Ni-Cu-Co deposit, and are thus best suited to analyze and compare South Voisey Bay data with Voisey's Bay data. The qualified person can find no evidence of misrepresentation of analytical data, either accidental or deliberate.

     The South Voisey Bay diamond drilling program for 2002 collected 1,970 metres of NQ size core. Core maintained at the Pants Lake Camp has all been labeled by drill hole number with attached metal tag, and includes meterage. All core is cross-piled on large logs. No pile is greater than four feet high. The core field has a master key available to make finding specific drill holes easier.

     All samples of drill core have been obtained by splitting the core using a standard diamond core saw. Half of the core has been retained for inspection and reference. Sample length for assay is totally dependent upon the geology and mineralization and was left to the discretion of the Senior Geologist, although, generally, one-metre splits are the norm.

     The qualified person was not onsite during the drill program, and was thus unable to inspect the sample collection procedure by Falconbridge. Discussions however with Falconbridge staff indicate that standard industry practices were used to mark, split, record, and bag samples for assay. The core saw was continuously cleaned to minimize contamination from sample to sample. Rock quality data for the gabbros is generally excellent.

     All samples submitted for assay by Falconbridge have been sent to a registered and certified Canadian assay lab, Chimitec - Bonder Clegg, Val d'Or, Quebec. All of these labs use standard processing techniques to crush, screen and split the sample pulp. Standard assaying procedures have been used, and all of these labs routinely use standards and blanks to detect systematic analytical errors. Duplicates are routinely run to detect batch analytical errors. Table 2 shows analytical methods used for assaying of drill core.

                                     Table 2
                                     -------

Element Detection  Limit  Extraction            Method

Ni      2  ppm            HF-HNO3-HCLO4-HCL     AA
Cu      1  ppm            HF-HNO3-HCLO4-HCL     AA
--      ------            -----------------     --
Co      3  ppm            HF-HNO3-HCLO4-HCL     AA
--      ------            -----------------     --
Au      1  ppb            PYRO-ANALYSE          PYROANALYSE-DCP
--      ------            ------------          ---------------
Pt      5  ppb            PYRO-ANALYSE          PYROANALYSE-DCP
--      ------            ------------          ---------------
Pd      1  ppb            PYRO-ANALYSE          PYROANALYSE-DCP
--      ------            ------------          ---------------
S     . 02  PCT                                 LECO
-       -------                                 ----


SECURITY  OF  SAMPLES
---------------------

     At no time during the 1997-1998 drill programs have samples of drill core sections been prepared for assaying by any employee, director or officer of the Company. Teck acted as the general contractor, and Teck staff conducted all preparation. Analytical samples were submitted to the lab by Teck and results were submitted by the lab to Teck Corporation directly. Analytical data was then passed on to the Company, and the Company would then pass the relevant information on to its joint venture partners.

     At no time during the 2002 drill program have samples of drill core sections been prepared for assaying by any employee, director or officer of the Company. Falconbridge staff conducted all preparation. Analytical samples were submitted to the lab by Falconbridge and results were submitted by the lab to Falconbridge directly. Analytical data was then passed on to the Company, and the Company then passed the relevant information on to its joint venture partners.

STEPHENS  LAKE  PROJECT,  MANITOBA



                               [GRAPHIC  OMITED]



                               [GRAPHIC  OMITED]


                         Figure 1 - General Location Map

PROPERTY  DESCRIPTION  AND  LOCATION
------------------------------------

     The Stephens Lake property (the 'Property'), is centered on latitude 5621'N and longitude 9422'W, approximately 250 kilometres northeast of Thompson and 20 kilometres east of Gillam, Manitoba (Figure 1).

     In  February 2002, the Company began participating in the Stephens
Lake Project. The Company has the option to earn a 50% participating joint venture interest in the Property with cumulative minimum expenditure requirements of $5,000,000 over five years.

     Following a 2002 GEOTEM survey, SP01-03, SP01-07, P218 and P232 were reduced in size to remove areas to the north that contained few conductors of interest. Additional permits were acquired directly (MEL 53-56) or through option agreement (P232, MEL 49) to the south along conductive trends detected by the airborne survey.

     The entire Stephens Lake Project now encompasses three special exploration permits, three regular exploration permits, and five mineral exploration licences. Recent changes to the Manitoba Mining Act have replaced the special permits and regular exploration permits with mineral exploration licences, with work assessment requirements similar to those of the previous special permits. Special and regular permits will automatically be converted to exploration licences on their renewal dates. All permits are held in the name of Falconbridge. Work requirements are $0.50 per hectare in year 1, $1.00 per hectare in year 2, $1.50 per hectare in year 3, $3.00 per hectare in year 4, $4.00 per hectare in years 5 to 7, $5.00 per hectare in years 8 to 9 and $6.00 per hectare in year 10. The property status is shown in Table 1:

Table  1  -  Stephens  Lake  property  status  and  renewal  dates
------------------------------------------------------------------
PERMIT       NAME          HECTARES   DATE ACQUIRED  TERM     RENEWAL DATE
----       --------       ---------   -------------  ----     ------------
SP01-03  2  Stephens  Lake   53 457   15-Feb-2001     5 years 15-Feb-2006
SP01-07  2  Long  Spruce     46 315   27-Feb-2001     5 years 27-Feb-2006
SP02-01     Angling  River   40 753   21-Feb-2001     5 years 21-Feb-2004
P218  2     Hayes  River     47 313   15-Feb-2001     3 years 15-Feb-2004
P232  2     Pennycutaway     5 109    21-Feb-2002     3 years 21-Feb-2005
P222  1                      18 082   18-Apr-2001     3 years 18-Apr-2004
MEL49  1                     14 061   02-Nov-2002     5 years 02-Nov-2007
MEL53                        19 639   13-Nov-2002     5 years 13-Nov-2007
MEL54                        18 042   13-Nov-2002     5 years 13-Nov-2007
MEL55                        64 ,523  13-Nov-2002     5 years 13-Nov-2007
MEL56                        53 590   13-Nov-2002     5 years 13-Nov-2007

     1  Optioned  from  4378831  Manitoba  Ltd.
     2  Reduced  18-Feb-2003.

     On February 20th, 2002, the Company entered into an agreement with Falconbridge, for the exploration of an interpreted extension of the Thompson Nickel Belt.

     The Company has the option to earn a 50% participating joint venture interest in the Property by incurring a total of $5 million of expenditures on exploration and related work on or before the end of December 2006. The Company is required to incur a minimum of $1,000,000 of expenditures per calendar year to keep the option in good standing. These expenditures may be accelerated, at the Company's option, and applied to future years' expenditure requirements.

     Upon the Company deciding to incur each $1,000,000 of expenditures, Falconbridge will contribute to exploration funding by participating in private placements in the Company as follows:

     $250,000  of  the  first  million  dollars  in  expenditures
     $300,000  of  the  second  million  dollars  in  expenditures
     $350,000  of  the  third  million  dollars  in  expenditures
     $400,000  of  the  fourth  million  dollars  in  expenditures
     $450,000  of  the  fifth  million  dollars  in  expenditures

     All private placements will be priced in accordance with Canadian Venture Exchange policy.

     Exploration will be carried out by Falconbridge, under the direction of a Management Committee comprised of one representative from each of the Company and Falconbridge. Falconbridge will be entitled to charge an administrative and overhead charge of 10% of direct project costs during the option period.

     As long as Falconbridge has at least a 30% interest in the Property, Falconbridge will be entitled to designate the treatment facilities to be used for processing the ore and other mineral products, and market such products for the Joint Venture, at rates, charges and costs competitive for the industry.

     Provided Falconbridge has at least 30% interest in the Joint Venture, Falconbridge will be entitled to designate all or any part of the Property as a Specific Project, and will have the right to earn an additional 20% interest in the Specific Project by carrying out a Bankable Feasibility Study, and to be operator on the Specific Project. Falconbridge shall have the right to earn an additional 5% interest by arranging debt financing and bank guarantees for both parties for the development of the Specific Project through to commercial production.

     The Company and Falconbridge both have a right of first refusal to purchase all or any part of the other party's interest in the Joint Venture.

ACCESSIBILITY,  CLIMATE,  LOCAL  RESOURCES,  INFRASTRUCTURE  AND  PHYSIOGRAPHY
------------------------------------------------------------------------------

     The Stephens Lake property is partly accessible by an all-season road that traverses SP01-03 and the western half of SP01-07. From late January to late March, the remaining portions of the Property can be accessed by a winter road established between the communities of Gillam and Shamattawa. The winter road cuts through SP01-07 and parallels the southern edge of the Property to its easternmost extent. Access to SP01-03 and portions of SP01-07 can be accomplished by boat and to all permits by helicopter from Gillam.

     Topography on SP01-03 is relatively flat with gently rolling hills, likely due to eskers, and contains a large lake, known as Stephens Lake, that developed following flooding on the Nelson River due to hydroelectric development. Topography on SP01-07, SP02-01, P218 and P232 is relatively flat with numerous rivers, streams, swamps and bogs. The region shows strong evidence of glacial modification as indicated by eskers. Drainage on all permits is northeast to Hudson Bay via the Nelson and Hayes rivers. Locally these rivers have deeply incised valleys into glacial cover. The Nelson River contains three hydroelectric generating stations; the Kettle and Long Spruce Generating Stations which are located on SP01-07 and the Limestone Generating Station which is located just north of SP01-07.

     Regional infrastructure in the area includes a 57,000 ton vessel size (4 deep sea berths) port at Churchill, 270 kilometres north of Gillam, and daily railway service between Gillam and Churchill. Gillam is an established hydroelectric town, and supports a production of about 70% of Manitoba's hydroelectric power from 3 stations - Kettle, Long Spruce, and Limestone Generating Stations (Manitoba Hydro 2001 Annual Report). Further expansions to generating capacity on the Nelson River are under consideration at present.

HISTORY
-------

     Exploration efforts in the Stephens Lake area began in the late 1920s and 1930s and involved prospecting for precious metals. No significant economic deposits were discovered. Following the major nickel discovery in Thompson in 1956, exploration interest in the area was renewed. Exploration for nickel was extended to cover most of the Churchill-Superior boundary zone, including the Lower Nelson River area (Corkery, 1985). Most of this exploration occurred between 1965 and 1970. Several drill programs were initiated in the general Stephens Lake area and three airborne geophysical surveys were conducted over the area during this time.

     Amax  Exploration  conducted an airborne AFMAG and magnetic survey during  the  summer  of  1966  over most of NTS 054D (Airborne Permit #60).  The survey was executed by Hunting Survey Corporation and covered an area of about 10,810 square kilometres. Lines were flown in a N-S direction and were typically spaced 3 kilometres apart and locally 1.5 kilometres apart. The survey was performed using a Beaver L-20 aircraft equipped with an AFMAG apparatus as well as a Varian Proton Precession Magnetometer, Model V4937A.

     Selco Exploration initiated a small drill program in the winter and spring of 1967, south of present day Stephens Lake. Selco Exploration tested a number of conductive zones with 3 drill holes totaling about 494 metres (maximum drillhole depth: 198 metres). The conductive zones that were intersected reported several graphitic horizons. Sulfides, such as pyrrhotite, pyrite, and rare chalcopyrite, were reported in paragneiss. No corresponding assay results were reported.

     In the winter of 1968, Selco Exploration initiated a second small drill program south of Stephens Lake. Selco Exploration tested two anomalies with two drill holes totaling a depth of about 390 metres (maximum drillhole depth: 221 metres). Drillhole #68-2 intersected a number of pyrite-pyrrhotite zones. Assays show minor amounts of copper, nickel, and cobalt. Drill hole #68-1 intersected a number of weakly mineralized zones with minor assay results.

     The Canadian Nickel Company conducted an airborne electromagnetic survey during the spring of 1968 over the southeastern portion of NTS 054D (Airborne Permit #69). The survey covered an area of about 4870 kilometres. Lines were flown in a N-S direction, spaced at either 400 metres or 800 metres apart, at a flight height of 152 metres (500 ft) above surface. The survey was performed using a Mark V. Anson aircraft equipped with an International Nickel airborne electromagnetic instrument. The results of the survey suggested that conductivity in the Gillam area occurs in a few isolated instances with no major trends indicated.

     Shortly after the completion of Airborne Permit #69 geophysical survey, the Canadian Nickel Company tested one of the geophysical anomalies in the early summer of 1968. The first hole drilled was abandoned in overburden. The second hole intersected several sulfide bearing zones containing pyrite and pyrrhotite with minor sphalerite.

     Sherritt Gordon Mines Ltd. completed an airborne electromagnetic and magnetic survey in the spring of 1970 over the central-southern portion of NTS 54D and the central northern portion of NTS 53M (Airborne Permit#65). The survey was flown by Canadian Aero Services Ltd. and covered an area of about 3716 kilometres. The survey was performed using a Sherritt Gordon aircraft equipped with a Hunting-type 2 quadrature system and a Newmont design - proton precession magnetometer.

     Between 1968 and 1975, several geological mapping projects were initiated by the government of Manitoba in an attempt to map portions of the Lower Nelson River that would later be affected by Manitoba Hydro's Nelson River hydroelectric projects (Table 2).

     The  first geological mapping project was done in 1968 by I. Haugh
(1968) and was designed to recover maximum geological information prior to the extensive flooding related to the construction of the Kettle Generating Station. The Kettle Generating Station was completed in 1971. Flooding of the fore bay formed what is now known as Stephens Lake. At this time, almost all outcrop exposures studied by Haugh and Elphick (1968) have been covered by flooding. Haugh and Elphick's mapping area extended from the present day Kettle Generating Station, west to Gull Rapids and from the north-western tip of Stephens Lake, formerly known as Moose Bay, southwards to the Nelson River. The project took two months to complete.

     In 1974, Frolinger (1974) conducted a three week mapping project along the Nelson River downstream from the newly constructed Kettle Generating Station to the proposed site of the Long Spruce Generating Station. Outcrops along the Nelson River were examined prior to flooding of the Long Spruce Generating Station fore bay. In 1975, Frolinger, Corkery and Hubretse continued mapping from the Long Spruce Generating Station site downstream to the boundary between the Precambrian basement and the Paleozoic cover located near the SP01-07 - P218 property boundary. The downstream portion of this mapping project covered outcrops that were soon to be flooded by the construction of the Limestone Generating Station (Corkery, 1975; Corkery and Lenton, 1980).

Table  2  -  Summary  of  previous  Manitoba Geological Survey mapping in region

YEAR TITLE                             NATURE OF WORK   REFERENCE
--------------------------------------------------------------------------------
1968 Kettle Rapids - Moose Lake Area   bedrock mapping  Haugh and Elphick,  1968
1974 Geology of the Kettle Rapids-Long bedrock mapping  Frohlinger, 1974
     Spruce  Rapids Area
1975 Nelson River-Ilford Area        bedrock mapping  Corkery and Hubregtse 1975
1975 Lower  Nelson  river  Project    bedrock  mapping Corkery,  1975
1980 Lower  Churchill  River  Project:bedrock mapping  Corkery and Lenton, 1980
     South  Half
1985 Limestone  River  Compilation    bedrock mapping  McRitchie,  1985
1985 Surficial Geology of the Kettle  surficial geology Klassen  and
     Rapids Area                      map              Netterville,  1985
1985 Geology of the Lower Nelsona     bedrock mapping  Corkery,  1985
     River Project Are
1992 Kettle  Rapids (NTS 54D)         Compilation of   Corkeryet  al.,  1992
                                      bedrock mapping
--------------------------------------------------------------------------------

     In 1985, McRitchie (1985) mapped the Limestone River area north of
Moose Bay, Stephens Lake. Also in 1985, Klassen and Netterville (1985) mapped and compiled the surfical geology of the area. During this time, Corkery
(1985) compiled a detailed open file report of the area describing the geology and the potential economic significance of the area.

     Since the construction of the Kettle, Long Spruce, and Limestone Generating Stations, short term field trips have been made to revisit some of the outcrops mapped during these earlier programs. In 1992, Corkery compiled a geological map that incorporated all previous mapping projects in NTS 054D (Corkery et al., 1992).

     In  2000, M.T. Corkery of the Geological Survey of Manitoba and C.
Bohm of the University of Alberta returned to the Gull Rapids Area and Stephens Lake to map and sample new outcrops that had recently been exposed. The results of the sampling are not yet published, as some of the samples are being age-dated. This recent return to Stephens Lake was also prompted by Manitoba Hydro's proposal of constructing another hydroelectric generating station at the Gull Rapids site. Manitoba Hydro has recently agreed to fund three related geological graduate research projects in the Gillam-Assean Lake-Split Lake region.

GEOLOGICAL  SETTING
-------------------

     Ultramafic rocks along the Circum-Superior Boundary are similar in age (1.88 Ga) and composition to the rocks hosting major nickel deposits of the Thompson Nickel Belt in Manitoba and the Cape Smith Belt in northern Quebec. Special Exploration Permits 2001-03, 2001-07, and 2002-01, and Exploration
Permits 218 and 232, all of which occur near the northern margin of the Circum-Superior Boundary in northeastern Manitoba, covers part of a poorly exposed paragneiss belt that flanks the northern margin of the Fox River Belt. This paragneiss belt has been previously described as the Northern Gneiss Belt (e.g., R.F.J. Scoates, 1990), and has also been interpreted to be correlative with the Kisseynew Domain of the Trans-Hudson Orogen (e.g., Manitoba Geological Survey 1:1,000,000 scale Bedrock Geology of Manitoba map). However, regional gravity and magnetic data indicate that the parts of the paragneiss belt that underlie the three Falconbridge permits are dissimilar to most of the Kisseynew Belt, which typically lacks the magnetic intensity observed on the property. The magnetically intense/complex parts of the paragneiss belt extending due east from Stephens Lake is now referred to as the Stephens Lake Belt.

     The bedrock geology of the property is not well documented because of the lack of outcrop and limited, previous geological mapping. However, rocks that are exposed are composed of psammitic, pelitic, migmatitic, and tonalitic rocks (Figure 2). Also, the regional airborne magnetic survey data (e.g., see Manitoba Geological Survey - Geological Survey of Canada joint release of digital geophysical database for Manitoba, OF99-12) clearly defines a number of strong, linear, convoluted magnetic anomalies within the Stephens Lake Belt that may represent buried mafic-ultramafic intrusions and associated iron formations.



                               [GRAPHIC  OMITED]


Figure 2 - Geology map of the Stephens Lake area (modified after Corkery et al.,
1992)

EXPLORATION
-----------

     The spring 2002 GEOTEM survey was carried out by Fugro Airborne Surveys using a frequency of 25 Hz, line spacing of 250 metres, and nominal receiver height above ground of 75 metres. Data collected included total field magnetics (one reading per 0.2 second), three-component electric field data (dBx/dt, dBy/dt and dBz/dt) and three-component time-integrated electric-field data (to approximate the secondary magnetic field, Bx, By, and Bz). Fugro also calculated the vertical magnetic field gradient from the total field data.

     The advantage of collecting or deriving B-field data in off-time time-domain EM surveys is that it provides a substantially better signal-to-noise ratio for highly conductive targets. [Such conductors are of prime interest to nickel exploration.] The theoretical upper limit of detection for a dB/dt off-time survey is ~1000 Seimens, whereas that for a B-field survey is ~10,000 Seimens.

     Fugro provided Falconbridge with a list of automated conductive anomaly picks using dBx/dt channels. These included bedrock conductors with B-field responses of varying strength concentrated at the southern margins of the survey block, surficial conductors concentrated in the north half of the survey block, and strong cultural responses from the major power-lines (both DC and 60 Hz AC) running SW from Manitoba Hydro generating stations on Stephens Lake.

     Falconbridge Chief Geophysicist Tony Watts examined the multichannel data on a line-by-line basis, concentrating on late-time Bx and Bz channels. Most of the conductors detected had substantial strike lengths (5-25 kilometres), relatively uniform conductivity, and were either not associated with magnetic features or were associated with relatively long, uniform features. These characteristics are commonly associated with formational conductors, either graphitic or sulfidic metasedimentary units or graphitic shear zones. No extremely conductive anomalies were detected over the flown areas of the Stephens Lake permits, but a number of anomalies were selected for ground follow-up. These anomalies were prioritized based on high estimated conductance, local variations in conductivity and correlation with total magnetic field or vertical gradient anomalies.

     Ground geophysical surveys (HLEM and mag) were carried out between November 2002 and March 2003 on eleven (11) grids over prioritized conductors. Four targets (SL-12B, SL-13B, SL-16A and SL-25B) were selected for drilling to collect lithostratigraphic information and to determine the possible presence of sulfide iron formation, considered a key requirement for Thompson-type nickel deposits. The lowest priority target (SL-25A) was eventually dropped due to delays in mobilizing drill equipment on site.

     The fixed-wing magnetic and electromagnetic airborne survey was performed over SP01-03, SP01-07, SP02-01, P218, and P232 during the period of March 22, 2002 to April 23, 2002.

     The winter 2002-03 ground surveys were designed to follow up and localize prioritized conductors from the GEOTEM survey. Most of the many anomalies detected by the survey are of moderate conductance, possess extensive strike length (>10 kilometres), and many lack obvious magnetic correlations, all typical signs of usually barren formation conductors caused by graphite +/- pyrite along shear zones or graphitic/sulfidic metapelites. Prioritization was given to anomalies of higher conductance, correlating with magnetic features, and showing rapid variation along strike length.

     A total of ten grids were cut in November and December 2002 and surveyed by horizontal loop (MaxMin) and proton-precession magnetometer. In March, one additional grid was cut and surveyed, two grids were extended and surveyed, and three reconnaissance geophysical traverses were carried out without a grid being cut.

     All exploration work was carried out by Falconbridge as operator. The Company is confident of the reliability of all data and does not consider any of the data to be uncertain.

MINERALIZATION
--------------

     No  mineralization  of  economic  significance  is  known  on the Property.
However the occurance of sulphide iron formation in one of the drill holes is considered crucial to the development of nickel sulphides similar to the Thompson mine.

DIAMOND  DRILLING
-----------------

     Four targets across the property were selected for drill testing. However, a late mobilization date and equipment problems led to a tighter than anticipated schedule, and warm weather in mid-March led Falconbridge to cancel the second and lowest-priority hole (coincidentally also the farthest from camp, and the one that would require the longest winter road). All three holes explained the conductor sources, graphitic metasediments in SL-2003-01 and SL-2003-03, and sulfide iron formation (locally strongly graphitic) in SL-2003-04.

     No samples returned any assays of economic interest, but the occurrence of a thick sequence of sulfide iron formation in a belt also hosting ultramafic intrusions is considered highly significant for exploration for a Thompson-type nickel deposit.

Table  3  -  2003  drill  hole  summary

Drillhole            SL-2003-01         SL-2003-03       SL-2003-04
Grid  number         SL-16A             SL-13B           SL-12A/12B
Grid  coordinates    L1200E/400N        L1000E/800N      L1200E/850N
UTM  (NAD27  z15)   468406E 6220925N    423855E 6228743N 418291E 6231114N
Dip                 -50                 -50              -50
Azimuth              180                180              180
Length               350  m             293  m           349  m
Conductor            2.5 m graphitic    12  m  graphitic 73 m pyrrhotite,
                     interval           interval         pyrite,  graphite-
                                                         bearing  interval
Lithology            metagreywacke,     metagreywacke,   graphitic sulfide
                     minor  granite     minor  granite   iron  formation,
                                                         semipelite  and
                                                         psammite  (possibly
                                                         metagreywacke), granite
Significance         Low                Low              High

SAMPLING  AND  ANALYSIS
-----------------------

     All samples (economic or whole-rock) were cut lengthwise with a water-cooled diamond core saw blade. Whole-rock samples were selected to be as homogeneous and representative of a given rock type as possible, with 15 to 30 centremetres of split NQ size core considered a reasonable sample size. A representative sample was kept for future reference, petrographic examination, microprobe analysis, etc. Economic samples were up to 1.5 metres in length, chosen to be relatively homogeneous or representative of a mineralized intersection.

     Samples were analyzed by ALS Chemex Laboratories (an ISO 9002 accredited facility) in Val d'Or, Quebec. One of two standard Falconbridge analytical packages were employed, a whole-rock analysis using XRF and including Ni, Cu, Co via AA, S via LECO fusion, and Au, Pt, Pd by fire assay with AA finish, or a 35-element ICP package with multi-acid (total) digestion.

     Four samples of a Falconbridge internal standard were submitted along with the Stephens Lake core samples, two for each type of analysis. The standard is a mixture of powdered Raglan ore blended with powdered Raglan gabbro, and approximates a mineralized mafic rock. The standard is used to monitor laboratory accuracy and precision, as well as long-term variation. The laboratory is not aware of the accepted values for the standard, but given that it is usually the only powdered sample submitted with core or rock samples the lab will be aware that it is a standard. It is considered somewhat less important in grass-roots projects which are generally characterized by small batches of unmineralized to weakly mineralized samples.

SECURITY  OF  SAMPLES
---------------------

     Falconbridge followed standard company and industry standards in sample handling and there is no need for concern.

MINERAL  RESOURCES  AND  MINERAL  RESERVE  ESTIMATE
---------------------------------------------------

     There are no mineral resources or mineral reserves on the Stephens Lake property.

MINING  OPERATIONS
------------------

     There  are  no  mining  operations  on  the  Stephens  Lake  property.

LABRADOR  REGIONAL  AGREEMENT

     In January 2002, the Company and Falconbridge Limited entered into an agreement (the 'Labrador Regional Agreement') to explore for Voisey's Bay type nickel-copper-cobalt deposits in Labrador outside of the Voisey's Bay and South Voisey Bay areas. Under the Labrador Regional Agreement, the partners have agreed to each spend a minimum of $200,000 per year, over a two year period. There are currently no mineral claims held under the Labrador Regional
Agreement. However, any properties acquired will form part of a Joint Venture in which both the Company and Falconbridge will have a 50% interest.

     In the first year of the agreement, a field program consisting of geochemical, geological and geophysical surveys, and property evaluation was carried out in July and August 2002. The Company and Falconbridge are carrying out follow-up work in 2003 on areas of interest identified by the 2002 program. As of the date of this report, the results of this work have not resulted in the acquisition of any ground.

     Pursuant to the Teck Agreement, Teck will have the option to earn a 50% interest in the Company's interest in the Labrador Regional Properties.

ITEM  5.  OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

     This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

     The  Report  includes  "forward-looking  statements"  within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Report, including, without limitation, the statements under "Operating and Financial Review and Prospects," "Information on the Company," and "Property, plants and equipment" and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in this Report, including, without limitation, in conjunction with the forward-looking statements included in this Report under "Item 3 - Risk Factors." All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement.

A.  OPERATING  RESULTS
----------------------

UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES

     See note 15 to the Consolidated Financial Statements for a comparison of Canadian GAAP and United States GAAP as applicable to the Company's operations.

CRITICAL  ACCOUNTING  POLICIES

     The Company prepares its Consolidated Financial Statements in conformity with Canadian GAAP, which conform in all material respects to United States GAAP, except for those items disclosed in note 15 of the Notes to the Consolidated Financial Statements. For United States readers, the Company has detailed the differences and has also provided a reconciliation of the differences between the United States and Canadian GAAP, where applicable, in note  15,  as  referred  to  above.

     The preparation of the Company's Consolidated Financial Statements requires it make estimates and judgments that affect its reported amounts of assets, liabilities, revenues and expenses. The amounts recorded for valuation of non-producing mineral properties, future income taxes, useful lives of capital assets and valuation of long-term investments are based on estimates. Furthermore, on an ongoing basis, the Company evaluates its estimates, including those related to asset impairment and contingencies. These estimates are all based on information that is currently available to the Company and on various other assumptions that it believes to be reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material. Actual results could vary from those estimates under different assumptions and conditions.

     The Company lists all of its significant accounting policies in note 2 to its Consolidated Financial Statements. Of those significant accounting policies listed in note 2 to the Consolidated Financial Statements, the Company has identified the following critical accounting policy, which is believed to be the most critical in fully understanding and evaluating the reported financial results:

ACCOUNTING  FOR  EXPLORATION  EXPENDITURES AND MINERAL PROPERTY ACQUISITION
     All direct costs related to the acquisition of mineral property interests are capitalized by property. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized.

     Gains and losses are recognized on property dispositions when the value of the consideration received exceeds and is less than, respectively, the carrying value of the property. Partial dispositions or option proceeds with respect to undeveloped properties are credited against the cost of the related property except that, when the proceeds exceed the cost, the excess is credited to operations. The aggregate costs related to abandoned properties are charged to operations.

     The Company regularly reviews the carrying values of mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated net recoverable amount, an impairment provision is made for the other than temporary decline in value.

YEAR ENDED FEBRUARY 28, 2003 ("FISCAL 2003") COMPARED TO FEBRUARY 28, 2002 ("FISCAL 2002")

     The Company incurred a loss of $2,865,222 (2002 - $1,094,693). The Company's loss per share was $0.05 for 2003 compared to a loss per share of $0.02 for 2002.

     Effective February 28, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having a commercial body of ore will be capitalized and accounted for in accordance with the Company's accounting policy for mineral properties.

     The new policy is consistent with current reporting practices in the mining industry and management considers the change will appropriately present the Company's operations and financial position. This change, which has been applied retroactively with restatement of prior years, increased (decreased) net loss by $926,699 for 2003 (2002 - $222,767; 2001 - ($784,162)). Loss per share increased by $(0.02) for 2003 (2002 - $Nil) and decreased by $0.02 for 2001. As at February 28, 2003, advances for exploration increased by $480,173, deficit increased by $13,531,230, mineral properties decreased by $16,557,177 and non-controlling interest decreased by $2,544,910.

     The Company expended $925,622 (net of $92,679 received in the form of government grants) on its Stephens Lake Project (2002 - $11,285) and $241,518 on its Labrador Regional Project (2002 - $nil). The Company expended only $1,077 (2002 - $211,482) on its South Voisey Bay properties because Falconbridge is incurring the bulk of the exploration costs in order to earn a 50% interest in the South Voisey Bay Project. The Company has spent $241,518 (2002 - $nil) on general exploration pursuant to the Labrador Regional Project (see above).

     Effective March 1, 2002, the Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

     Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

     Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased, the excess of consideration paid over the carrying amount of the stock option is charged to deficit.
Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

     The Company recorded stock-based compensation of $116,560 for 2003 (2002 - $nil). The Company follows the intrinsic value based method of accounting for stock based awards. The expense is the result of granting stock options to certain employees with exercise prices less than the market price of the stock on the day of grant. This is a non-cash transaction.

     If the Company had used the fair value based method, pro forma loss would have amounted to $3,988,842 (an increase of $1,123,620) and pro forma loss per share would have been $0.07 (an increase of $0.02) for the year ended February 28, 2003.

     Most of the line items on the 2003 statement of operations have increased significantly in 2003 as a result of increased exploration and business activity.

     Promotion has increased by $197,205 due to Management travelling throughout Canada and Europe promoting the new exploration being carried out on the Company's projects. The Company revised and updated its internet web site and printed significantly more promotional material. Management attended several additional mineral exploration and investment conferences during the 2003 fiscal year compared to 2002. Incurring these extra costs have resulted in the Company raising net proceeds of $3,323,300 from private placements (see below) in order to fund future exploration programs and for general working capital.

     The Company's filing fees and transfer agent fees more than doubled to $29,953 during 2003 compared to 2002. These fees have increased because more shares were issued from treasury during 2003, the Company filed its 2001 and 2002 Annual Information Form, and the Company paid four separate TSX Venture Exchange private placement filing fees.

     The Company's administration and management fees were $676,500 during 2003 compared to $244,500 for 2002. However, during 2002, the Company charged $222,500 of management fees to the exploration properties. This was done because Management had spent a considerable amount of time reorganizing and evaluating the properties in order to attract third party exploration on the properties. The Company paid $230,000 (2002 - $160,000) to the President, $192,000 (2002 -
$24,000) to the CEO and $120,000 (2002 - $120,000) to the exploration manager for management and technical services.

     The Company paid an arms-length private company $136,000 (2002 - $163,000) for accounting, secretarial and general administrative services and paid the same company $48,000 (2002 - $12,000) for rent. The rent has increased in 2002 because the Company has increased the amount of office space that it is using.

     The Company has earned less interest income in 2003 because of lower interest rates and less cash on hand throughout most of the year compared to 2002.

     The Company wrote down the carrying value of the convertible debenture investment by $43,254 during the second quarter ended August 31, 2002. The value of the underlying shares of the convertible debenture declined significantly over the six month period ending August 31, 2002 and thus necessitated a write down of the carrying value. Due to the events discussed above in regards to the Company's investment in Knight Resources, the convertible debenture plus accrued interest was repaid in full subsequent to the year end and before the date of this report.

     The Company has accrued capital taxes in the amount of $159,412 (2002 - $nil). This amount has been included in the office and miscellaneous line item on the statement of operations. This amount relates to federal large corporate tax and British Columbia capital tax on the Company's net assets. It is anticipated that the Company will not owe any tax for fiscal 2004 and beyond due to the elimination of the British Columbia capital tax and the increased threshold of the federal large corporate tax.

YEAR ENDED FEBRUARY 28, 2002 ("FISCAL 2002") COMPARED TO FEBRUARY 28, 2001 ("FISCAL 2001")

     The Company incurred a loss of $1,094,693 (2001 - $545,109) and operating expenses were $852,544 (2001 - $410,321) excluding write-downs of $248,217 (2001
-  $94,958).

     The Company's 2002 loss doubled compared to 2001 mainly due to increased exploration expenditures and a write down of investment. The Company wrote down the carrying value of its convertible debenture investment in Knight Petroleum Corp. ("Knight") by $231,963 due to uncertainty of realizing the entire asset. Knight paid all of the scheduled interest payments up to February 28, 2002 in full.

     Operating expenses have increased in 2002 because of increased business activity. In particular, management of the Company traveled significantly more during 2002 compared to 2001. Management attended several mineral exploration and investment conferences in Canada as well as performing due diligence in Brazil and Canada on potential projects, such as the Stephens Lake Project and the Labrador Regional Project discussed above. Management also made numerous trips to Newfoundland and Labrador and Montreal as part of its efforts to finalize the option earn-in agreement with Falconbridge.

     The Company hired several consultants in 2002 and paid $70,957 in fees. These costs were for financial consulting services in regards to increasing investor awareness in Europe and for listing the Company's shares on the Frankfurt Stock Exchange in Germany, where the Company's shares were listed for trading in mid-February.

     The Company spent $79,243 more on promotion in 2002 compared to 2001. The Company re-worked and updated its Multimedia Presentation, advertised its 2002 exploration program and paid for German investor relations.

     The Company also updated its contact database during the period which cost the Company $7,615 in casual labor. This amount is grouped in with office and miscellaneous. Telephone and communications increased by $9,675 primarily due to increased news releases dissemination costs in 2002.

     The Company's professional fees were higher in 2002 because of the South Voisey Bay reorganization and new exploration agreements entered into. Also, the Company paid its U.S. counsel and its auditors more in 2002 because of new Securities and Exchange Commission requirements. In general, the Company's compliance costs have increased because of its expanding operations and the changing reporting and compliance rules that have been implemented over the past year.

     The Company paid $160,000 (2001 - $146,667) to the President for technical consulting and management services. Of the $160,000, $110,000 was charged to the various properties. The Company paid $120,000 (2001 - $110,000) to the exploration manager for technical consulting and management services. Of the $120,000, $112,500 was charged to the various properties. The Company paid $24,000 (2001 - $5,000) to the CEO for management services.

     The Company paid a private company $163,000 (2001 - $109,500) for accounting, secretarial and general administrative services and paid the same private company $12,000 (2001 - $13,500) for rent.

B.  LIQUIDITY  AND  CAPITAL  RESOURCES
--------------------------------------

     The Company's working capital position at February 28, 2003 was $2,561,943 compared to $1,551,049 at February 28, 2002. The increase in working capital is mainly due to the Company receiving $3,741,105 through the issuance of shares upon the exercise of stock options, warrants and private placement proceeds.

     During the year, the Company issued 15,841,667 common shares for net proceeds of $3,323,300 pursuant to private placements, 2,118,050 common shares for proceeds of $217,805 pursuant to exercise of stock options and 1,666,667 common shares for proceeds of $200,000 pursuant to the exercise of warrants.

     Of the total amount of funds raised through private placements, $1,030,000 was raised pursuant to the issuance of flow-through shares. As at February 28, 2003, the Company has spent approximately $530,000 on Canadian Exploration Expenditures and expects to spend the remainder of the flow-through funds on Canadian Exploration Expenditures during the rest of the 2003 calendar year.

     Subsequent to the fiscal 2003, the Company completed its $800,000 investment in Knight Resources Ltd. The Company has allocated $100,000 for its remaining calendar 2003 contribution to the Labrador Regional Project. The Company has also allocated $500,000 for its remaining calendar 2003 option earn-in requirement for the Stephens Lake Project.

     It is anticipated that the Company will have the necessary funds available to meet its fiscal 2004 operating costs and its calendar 2003 exploration commitments.

     The Company believes that the operating expenditures for 2004 will be comparable or less than 2003.

ITEM  6.  DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

A.  DIRECTORS  AND  SENIOR  MANAGEMENT
--------------------------------------

     The following table sets forth certain information as of September 30, 2003 about the Company's current directors and senior management:



Name. . . . . .Age  Position                    Other Reporting Companies

                                                Company                Position
-------------------------------------------------------------------------------
Harvey Keats.   57  President, CFO & Director   Knight Resources Ltd. President
                                                                     & Director
                                                Terra Nova Gold Corp. President
                                                                     & Director
-------------------------------------------------------------------------------
David Patterson 49  Chief Executive Officer     Knight Resources Ltd.  CEO
                    & Director                                       & Director
                                                Terra Nova Gold Corp.  Chairman
                                                                     & Director
                                                Orsa Ventures Corp.   Secretary
                                                Springbank Ventures    Director
                                                Inc.
                                                Bayswater Ventures     Director
                                                Corp.
-------------------------------------------------------------------------------
Kerry Sparkes  40  Director                     Knight Resources Ltd.  Director
                                                Tyner Resources Inc.   Director
                                                Terra Nova Gold Corp.  Director
                                              Bayswater Ventures Corp. Director
-------------------------------------------------------------------------------
Rex Gibbons .  57  Director                     Terra Nova Gold Corp.  Director
-------------------------------------------------------------------------------
Andrew Stewart.30  Secretary                     N/A                        N/A
===============================================================================


B.  EXECUTIVE  COMPENSATION
---------------------------

     The following table sets forth the compensation paid, and benefits in kind granted to the Directors and members of the Company's administrative, supervisory or management bodies for the financial year ending February 28, 2003.



                               Annual Compensation
----------------------------------------------------------------------
                                                         Other
Name and                                                 Annual
Principal                                              Compensation
Position . . .             Salary ($)    Bonus ($)         ($)
----------------------------------------------------------------------

Harvey Keats (1) .           nil          nil           230,000
President, CFO
and Director

Kerry Sparkes (2). .         nil          nil           120,000
Exploration Manager
and Director

Rex Gibbons. . . . .         nil          nil               nil
Director

David Patterson (3).         nil          nil           192,000
CEO and Director

Andrew Stewart . . .         nil          nil               nil
Secretary





                                  Long Term Compensation

                                          Restricted
                          Securities      Shares or
Name and . .  . .         Under           Restricted           . .  All Other
Principal. .         . .  Option/SARs     Share           LTIP . .  Compensation
Position . . . .          Granted (#)     Units ($)      Payouts ($)   ($)
--------------------------------------------------------------------------------

Harvey Keats (1) . .      1,005,000         nil           nil            nil
President, CFO
and Director

Kerry Sparkes (2). .        215,000         nil          nil             nil
Exploration Manager
and Director

Rex Gibbons. . . .          100,000         nil          nil.            nil
Director

David Patterson (3).        555,000         nil          nil             nil
CEO and Director

Andrew Stewart . . .        150,000         nil          nil             nil
Secretary



(1)  Paid  to  Keats  Consulting  Inc.,  a  private company controlled by Harvey
Keats.
(2) Paid to Sparkes Consulting Ltd., a private company controlled by Kerry Sparkes.
(3)  Paid  to  Elysian  Enterprise  Inc.,  a  Patterson  family private company.

COMPENSATION  OF  DIRECTORS

     The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

     None of the Company's directors have received any manner of compensation for services provided in their capacity as directors during the Company's most recently completed financial year with the exception of stock options granted to certain of the directors of the Company (See "Share Capital - Options and Other Rights to Purchase Shares"). The Company has a stock option plan in order to attract, retain and motivate directors, officers, employees, dependent contractors and consultants. The plan provides the Company a share-related mechanism to reward the above named individuals for their contributions toward the long-term goals of the Company and to enable and encourage such individuals to acquire shares as long term investments.

LONG  TERM  INCENTIVE  PLAN  (LTIP)  AWARDS

     The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance whereby performance is measure by reference to financial performance or the price of the Company's securities, was paid or distributed.

DEFINED  BENEFIT  OR  ACTUARIAL  PLAN  DISCLOSURE

     The  Company  has  no  defined  benefit  or  actuarial  plans.

C.  BOARD  PRACTICES
--------------------

     The Board of Directors of the Company is currently comprised of Harvey Keats, David Patterson, Kerry Sparkes and Rex Gibbons. Each director of the Company is elected annually and holds office until the next Annual General
Meeting of the Members unless that person ceases to be a Director before then. The Board of Directors currently has one committee; the Audit Committee. The Audit Committee is comprised of Messrs. Keats, Sparkes and Gibbons. This committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. The committee is also responsible for reviewing quarterly financial statements and the annual financial statements.

TERMINATION  OF  EMPLOYMENT,  CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

     Except as described below, the Company does not have any compensatory plan or arrangement which will result from the resignation, retirement or other termination of employment of any Directors and/or member of the Company's administrative, supervisory or management bodies or from a change of control of the Company or a change in any of such persons' responsibilities following a change of control.

     Pursuant to an agreement (the "Keats Agreement") dated November 26, 1997 as amended, Keats Consulting Inc., a corporation owned by Harvey Keats, the Company's President and a director, is engaged by the Company and paid a monthly fee of $13,333.33. Mr. Keats is also paid a bonus in the amount of $70,000 in years in which $2,000,000 of exploration expenditures are incurred on the Company's properties. The term of the Keats Agreement commenced on December 1, 1997 and expires on November 30, 2004, subject to earlier termination as provided therein.

     The Keats Agreement includes a "golden parachute" provision which provides that if the Keats Agreement is terminated as a result of a change of control of the Company, the Company shall pay Keats Consulting Inc. an amount equal to 24 months remuneration.

     Pursuant to an agreement (the "Sparkes Agreement") dated March 3, 1998 as amended, Sparkes Consulting Inc., a corporation owned by Kerry Sparkes, a director of the Company, is engaged by the Company and paid a monthly fee of $10,000. The term of the Sparkes Agreement commenced on March 1, 1998 and expires on February 28, 2004, subject to earlier termination as provided therein.

     The Sparkes Agreement includes a "golden parachute" provision which provides that if the Sparkes Agreement is terminated as a result of a change of control of the Company, the Company shall pay Sparkes Consulting Inc. an amount equal to 24 months remuneration.

D.  EMPLOYEES
-------------

     The Company has a director and a director and officer who are party to service agreements with the Company. See "Item 6(C) Termination of Employment, Changes in Responsibility and Employment Contracts." In addition, the Chief Executive Officer of the Company, David Patterson, received remuneration of $192,000 for the financial year ending February 28, 2003. The Company also retains the services of independent geologists, geological engineers and administrative consultants on a contract basis.

E.  SHARE  OWNERSHIP
--------------------

     The following table lists as of September 30, 2003, the share ownership of all of the Company's Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares, common with no par value and all of the common shares have the same voting rights.


                              Percentage
                              of Common
                 Number of    Shares        Number of
                 Common       Outstanding   Stock         Exercise
Name. . . . . .  Shares Held       (%) (1)  Options Held  Price ($)  Expiration Date
---------------  -----------  ------------  ------------  ---------  -----------------

Harvey Keats. .   280,886      0.38         44,000       0.10  February 3, 2008
                                           300,000       0.10  July 14, 2008
                                           225,000       0.10  November 22, 2008
                                         1,100,443       0.10  November 16, 2009
                                           135,000       0.10  February 1, 2011
                                           425,000       0.43  June 16, 2012
                                           580,000       0.12  November 14, 2012

David Patterson    53,000      0.07      2,260,000       0.12  January 16, 2012
                                           159,583       0.43  June 16, 2012
                                           130,000       0.12  November 14, 2012

Kerry Sparkes .       nil       nil         55,050       0.10  February 1, 2011
                                           285,000       0.10  August 10, 2011
                                           215,000       0.12  November 14, 2012

Rex Gibbons . .     6,000      0.01        100,000       0.10  February 3, 2008
                                            50,000       0.10  July 14, 2008
                                            30,000       0.10  November 22, 2008
                                           170,000       0.10  February 1, 2011
                                            50,000       0.10  August 10, 2011
                                           100,000       0.12  November 14, 2012

Andrew Stewart.    60,000      0.08        155,000       0.10  November 16, 2009
                                           350,000       0.10  February 1, 2011
                                            50,000       0.10  August 10, 2011
                                           150,000       0.12  November 14, 2012


(1) The percentage ownership is based on 73,980,541 shares outstanding as of September 30, 2003.

ITEM  7.  MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

A.  MAJOR  SHAREHOLDERS
-----------------------

     As of September 30, 2003, the Company is unaware of any party that has ownership of 5% or greater of the Company's common shares.

B.  RELATED  PARTY  TRANSACTIONS
--------------------------------

     Except as set forth in note 11 to the Consolidated Financial Statements, no key management personnel of the Company or any shareholder holding of record or beneficially, directly or indirectly, more than 10 percent of the issued and outstanding Common Shares (including warrants) of the Company, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction with the Company, or in any proposed transaction, since the beginning of the Company's last fiscal year up to the date of the Report.

     The Company believes that all payments made for services rendered were comparable to those that would be made to an unaffiliated provider of such services.

ITEM  8.  FINANCIAL  INFORMATION

A.  CONSOLIDATED  STATEMENT  AND  OTHER  FINANCIAL  INFORMATION
---------------------------------------------------------------

     See  Item  17  for  the  Company's  Consolidated  Financial  Statements.

     The Company knows of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

     The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

     To the best of the Management's knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B.  SIGNIFICANT  CHANGES
------------------------

     None.

ITEM  9.  THE  LISTING

A.  LISTING  DETAILS  AND  MARKETS
----------------------------------

     The Common Shares of the Company are listed on the TSX Venture Exchange under the symbol DML and the Frankfurt Stock Exchange under the symbol DNL. The Company's primary listing is on the TSX Venture Exchange. The following table sets out the market price range of the closing price of the Common Shares on the TSX Venture Exchange for each full quarterly period within each of the calendar years indicated:


                    High ($)     Low ($)
                    --------    -------

a) Recent 5 Years
------------------

2002 . . . . . . .      0.65     0.10
2001 . . . . . . .      0.19     0.06
2000 . . . . . . .      0.22     0.07
1999 . . . . . . .      0.50     0.10
1998 . . . . . . .      2.90     0.23

b) Recent 2 Years
------------------

2003 - 3rd Quarter      0.25     0.15
2003 - 2nd Quarter      0.22     0.14
2003 - 1st Quarter      0.25     0.17

2002 - 1st Quarter      0.44     0.22
2002 - 2nd Quarter      0.65     0.36
2002 - 3rd Quarter      0.57     0.10
2002 - 4th Quarter      0.26     0.10

2001 - 1st Quarter      0.14     0.06
2001 - 2nd Quarter      0.18     0.11
2001 - 3rd Quarter      0.18     0.11
2001 - 4th Quarter      0.19     0.13

c) Recent 6 Months
------------------

April 2003 . . . .      0.18     0.14
May 2003 . . . . .      0.22     0.15
June 2003. . . . .      0.22     0.16
July 2003. . . . .      0.18     0.15
August 2003. . . .      0.22     0.17
September 2003 . .      0.25     0.18


     The Company's Common Shares were listed on the Frankfurt Stock Exchange in mid-February 2002.

     There is no active trading market for the Common Shares in the United States, although United States residents may purchase Common Shares in Canada and Germany.

ITEM  10.  ADDITIONAL  INFORMATION

A.  EXCHANGE  CONTROLS
----------------------

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See "Item 10(D) - Taxation."

     There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

     The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporations or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada". The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

D.  TAXATION
------------

     The following is a general discussion of certain possible Canadian and United Sates federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences.

     THE  DISCUSSION  IS  FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO
BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF COMMON SHARES OF THE COMPANY AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE CANADIAN OR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES OF THE COMPANY SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

U.  S.  HOLDERS

     As used herein, a "U.S. Holder" means a holder of common shares of the Company who is a citizen or individual resident of the United States, a company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

     A "U.S. Resident" means a U.S. Holder who (i) is a resident of the United States for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Convention"); (ii) is not currently, nor has previously been a resident of Canada or deemed to be a resident of Canada for the purposes of the Income Tax Act (Canada) (herein referred to as the "Canada Tax Act") at any time while the holder has held common shares; (iii) holds his or her common shares as capital property; (iv) deals at arm's length with the Company for the purposes of the Canada Tax Act; and (v) does not use or hold, and is not deemed under the Canada Tax Act to use or hold, such common shares in carrying a business or performing independent services in Canada. Common shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure or concern in the nature of trade.

     This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

CANADIAN  FEDERAL  INCOME  TAX  CONSEQUENCES

     The following discussion is based upon the current provisions of the Canada Tax Act and the regulations (the "Regulations") enacted thereunder as at the date hereof, the Company's understanding of the current published administrative and assessing policies of the Canada Customs and Revenue Agency, all specific proposals to amend the Canada Tax Act and the Regulations publicly announced by the Minister of Finance before the date hereof (the "Proposed Amendments") and the provisions of the Convention as at the date hereof. This summary does not take into account provincial, territorial or foreign income tax considerations (see "United States Federal Income Tax Consequences" below), and does not take into account or anticipate any changes in law, whether by judicial, governmental or legislation decision or action except to the extent of the Proposed Amendments. No assurance can be given that any of the Proposed Amendments will be enacted into law or that legislation will implement the Proposed Amendments in the manner now proposed.

DISTRIBUTION  ON  COMMON  SHARES  OF  THE  COMPANY

     Under the Convention, dividends which are paid or credited, or are deemed to be paid or credited, to a U.S. Resident in respect of the common shares will generally be subject to Canadian withholding tax at a rate of 5% of the gross amount of the dividends if the beneficial owner of the dividends is a company which owns at least 10% of the voting stock of the Company or 15% of the gross amount of the dividends if the beneficial owner of the dividends is any other U.S. Resident (other than certain exempt organizations referred to in Article XXI of the Convention).

DISPOSITION  OF  COMMON  SHARES  OF  THE  COMPANY

     A U.S. Resident will generally not be subject to tax under the Canada Tax Act in respect of any capital gain realized on the disposition or deemed disposition of common shares unless such common shares are "taxable Canadian property", as defined in the Canada Tax Act, to the U.S. Resident. The common shares will not generally constitute taxable Canadian property to a U.S. Resident unless either (i) at any time during the five -year period ending at the time of the disposition of the common shares by such U.S. Resident, 25% or more of the issued shares (and in the view of the Canada Customs and Revenue Agency, taking into account any rights to acquire shares) of any class or series of the capital stock of the Company were owned by such U.S. Resident, persons with whom the U.S. Resident did not deal at arm's length or such U.S. Resident together with such persons, or (ii) the U.S. Resident's common shares are otherwise deemed to be taxable Canadian property. Capital gains realized on the disposition of common shares that constitute taxable Canadian property to a U.S. Resident will nevertheless, by virtue of the Convention, not be subject to tax under the Canadian Tax Act, provided that shares of the Company do not derive their value principally from real property, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, situated in Canada at the time of disposition.

UNITED  STATES  FEDERAL  INCOME  TAX  CONSEQUENCES

     The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

DISTRIBUTION  ON  COMMON  SHARES  OF  THE  COMPANY

     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S.
Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holders' federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sales of exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

     In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

     Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to companies receiving dividends from certain United States companies. A U.S. Holder which is a company may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% or 20%, respectively, of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

     Under current temporary Treasury Regulations, dividends paid, and the proceeds of a sales of Company's common shares, will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the Company or paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

FOREIGN  TAX  CREDIT

     A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, amount which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

DISPOSITION  OF  COMMON  SHARES  OF  THE  COMPANY

     A U.S. Holder will recognize a gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Lower long-term capital gain rates will apply if the U.S. Holder is an individual, estate or trust and such U.S. Holder has held the common shares for more than eighteen months. Deduction for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER  CONSIDERATIONS

     In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

FOREIGN  PERSONAL  HOLDING  COMPANY

     If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 50% (60% in the first year) or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a "foreign personal holding company". In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

FOREIGN  INVESTMENT  COMPANY

     If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

PASSIVE  FOREIGN  INVESTMENT  COMPANY

     Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 7% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign Company or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more. The Company believes that it qualified as a PFIC for the current fiscal year and may qualify as a PFIC in subsequent years. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will able to satisfy record keeping requirements which will be imposed on a Qualified Electing Fund ("QEF"). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

     A U.S. Holder who holds stock in a foreign corporation during any year in which such Company qualifies as a PFIC may elect to be subject to United States federal income taxation under one of two alternative tax regimes. In the event that no such election is made, the PFIC rules will apply. The following is a discussion of the two alternative elective tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign Company" (as defined below) and a U.S. Holder owns, directly and indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Company" below).

     Assuming that the Company satisfies record-keeping requirements, a U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

     The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

     The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a "qualified electing fund" with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly and indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

     If the Company no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Company. Upon the U.S. Holder's reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of the Company.

     Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of
(i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder's adjusted tax basis in the common shares of the Company will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

     If a U.S. Holder does not make a timely QEF or mark-to-market election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions", as specifically defined, by the Company.

     A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the Company. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

     If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

     Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee's basis is equal to (i) the fair market value of the Electing U.S. Holder's common shares, less
(ii) the excess of the fair market value of the Electing U.S. Holder's common shares reduced by the U.S. Holder's adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

     Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

CONTROLLED  FOREIGN  COMPANY

     If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly and indirectly, by citizens or residents of the United States, United States domestic partnerships and companies or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign Company" under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

E.  DOCUMENTS  ON  DISPLAY
--------------------------

     The Documents concerning the Company which are referred to in this Report are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

F.  DIVIDENDS  AND  PAYING  AGENTS
----------------------------------

     N/A

G.  STATEMENTS  BY  EXPERTS
---------------------------

     The Company's statements for the last three fiscal years included in this Form 20-F have been audited by Deloitte & Touche, LLP as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing and their consent and authorization. Such firm's address is Suite 2800 - 1055 Dunsmuir
Street,  Vancouver,  British  Columbia,  Canada,  V7X  1P4.

ITEM  11.  QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

A.  QUALITATIVE  INFORMATION  ABOUT  MARKET  RISK
-------------------------------------------------

CURRENCY  EXCHANGE  RATE  SENSITIVITY

     The results of the Company's operations are subject to currency transnational risk and currency transaction risk. Regarding currency transnational risk, the operating results and financial position of the Company and Company's subsidiaries are reported in Canadian dollars in the Company's consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

     In regards to transaction risk, the Company's functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in U.S. dollars. The Company's common shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange and are bought and sold in Canadian dollars and Euros. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

INTEREST  RATE  SENSITIVITY

     The Company currently has no significant short term or long term debt requiring interest payments. As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

COMMODITY  PRICE  SENSITIVITY

     The commercial viability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for minerals. In the past mineral prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for minerals, market uncertainty and a variety of additional factors that are beyond the control of the Company. No futures or forward contracts have been entered into by the Company.

                                     PART II

ITEM  12.  DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

     Information  called  for  in  Item  12 is not required in an Annual Report.

ITEM  13.  DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES

     None

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None

ITEM  15.  CONTROLS  AND  PROCEDURES

     Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO"), of the effectiveness of our disclosure controls and procedures. Based on the evaluation, the CEO has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

     The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's CEO, including during the period in which this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

     There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

                                    PART III

ITEM  17.  FINANCIAL  STATEMENTS

     The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

     The auditors' report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below. The Audit Report of Deloitte & Touche LLP, Chartered Accountants is included herein immediately preceding the respective financial statements, notes, schedules, etc.

     FINANCIAL  STATEMENTS:

     Auditors'  Report  dated  May 9,  2003			F-1

     Audited  Consolidated  Balance  Sheets  as  of  February  28,  2003
     and  February  28,  2002					F-2

     Audited Consolidated Statements of Operations for the Years ended February 28, 2003, February 28, 2002, February 28, 2001 and the
     Period  from  March  1,  1994  to  February  28,  2003		F-3

     Audited Consolidated Statement of Cash Flows for the Years ended February 28, 2003, February 28, 2002, February 28, 2001 and the
     Period  from  March  1,  1994  to  February  28,  2003		F-4

     Audited  Consolidated Statement of Shareholder's Equity for the Period from
     March  1,  1994  to  February  28,  2003			F-5-F-6

     Notes  to  the  Audited  Consolidated  Financial  Statements	F-7-F-26

     Audited Schedule of Exploration Expenditures for the Years Ended February 28, 2003 February 28, 2002 and
     February  28,  2001						F-27

     All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the consolidated financial statements or related notes thereto.

ITEM  18.  FINANCIAL  STATEMENTS

     The  Company  has  elected  to  report  under  Item  17.

ITEM  19.  EXHIBITS

Certificate  of  Incorporation - Province of British Columbia (previously filed)

Certificate  of  Name  Change  to Karma Ventures Incorporated (previously filed)

Certificate  of  Name  Change  to  Donner  Resources  Ltd.  (previously  filed)

Certificate  of  Name  Change  to  Donner  Minerals  Ltd.  (previously  filed)

Participation Agreement dated May 21, 1997 between the Company and Teck Corporation (previously filed)

Agreement dated March 27, 1998 between the Company and Mr. Alex Turpin (previously filed)

Agreement dated February 27, 1998 between the Company and Thistle Creek Resources Inc. (previously filed)

Shareholders Agreement dated April 3, 2001, between SVB Nickel Company Ltd., Donner Minerals Ltd., Cypress Development Corp., NDT Ventures Ltd., Rcom Venture Corp., and Curion Ventures Ltd. (previously filed)

Agreement dated April 3, 2001, between SVB Nickel Company Ltd., Donner Minerals Ltd., Cypress Development Corp., NDT Ventures Ltd., Rcom Venture Corp., and Curion Ventures Ltd. (previously filed)

Agreement dated September 6, 2001, between SVB Nickel Company Ltd., Donner Minerals Ltd., Northern Abitibi Mining Corp., Teck Corporation, Major General Resources Ltd., Pallaum Minerals Inc., and Falconbridge Limited (previously filed)

Section  302  Certification  of  Harvey  Keats                         E-1

Section  302  Certification  of  David  Patterson                      E-2

Section  906  of  the  Sarbanes-Oxley  Act  of 2002 of Harvey Keats    E-3

Section  906  of  the Sarbanes-Oxley Act of 2002 of David Patterson    E-4

                                   SIGNATURES


     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


Dated  October  10,  2003                              Donner  Minerals  Ltd.



                                                By: /s/David  Patterson
                                                     ---------------------
                                                    David  Patterson,  CEO

                                   Exhibit E-1

                    SECTION 302 CERTIFICATION OF HARVEY KEATS

I,  Harvey  Keats,  certify  that:

1.   I  have  reviewed  this Annual Report on Form 20-F of Donner Minerals Ltd.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

     c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


Date:     October  10,  2003

         Harvey  Keats
By:     /s/  Harvey  Keats, President
      -------------------------------

                                   Exhibit E-2

                  SECTION 302 CERTIFICATION OF DAVID PATTERSON

I,  David  Patterson,  certify  that:

1.   I  have  reviewed  this Annual Report on Form 20-F of Donner Minerals Ltd.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

     c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function):

     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:     October  10,  2003

        David  Patterson
By:     /s/  David  Patterson, Chief  Executive  Officer
        ------------------------------------------------

                                   Exhibit E-3

                            CERTIFICATION PURSUANT TO
                               18 U.S.C. ss.1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report on Form 20-F of Donner Minerals Ltd. (the "Company") for the period ended February 28, 2003 as filed with the Securities and Exchange Commission on the date here of (the "Report"), I, Harvey Keats, President of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


                         /s/"Harvey  Keats"
                         --------------------
                         Harvey  Keats
                         President
                         October  10,  2003

A signed original of this written statement required by Section 906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

                                   Exhibit E-4

                            CERTIFICATION PURSUANT TO
                               18 U.S.C. ss.1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Annual Report on Form 20-F of Donner Minerals Ltd. (the "Company") for the period ended February 28, 2003 as filed with the Securities and Exchange Commission on the date here of (the "Report"), I, David Patterson, Chief Executive Officer of the Company, certify, pursuant to18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                         /s/"David  Patterson"
                         --------------------
                         David  Patterson
                         Chief  Executive  Officer
                         October  10,  2003


A signed original of this written statement required by Section 906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Deloitte  &  Touche  LLP
P.O.  Box  49279
Four  Bentall  Centre
2800  -  1055  Dunsmuir  Street
Vancouver,  British  Columbia
V7X  1P4

Tel:  (604)  669  4466
Fax:  (604)  685  0395
www.deloitte.ca

                                                                      DELOITTE &
                                                                          TOUCHE

AUDITORS'  REPORT
To  the  Directors  of
Donner  Minerals  Ltd.  (an  exploration  stage  company)

We have audited the consolidated balance sheets of Donner Minerals Ltd. (an exploration stage company) as at February 28, 2003 and 2002 and the consolidated statements of operations and cash flows for each of the years in the three year period ended February 28, 2003 and the cumulative period from commencement of the exploration stage on March 1, 1994 to February 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended February 28, 2003 and the cumulative period from inception of the exploration stage on March 1, 1994 to February 28, 2003 in accordance with Canadian generally accepted accounting principles applied on a consistent basis.

/s/"Deliotte  &  Touche  LLP"

Chartered  Accountants
Vancouver,  British  Columbia
May  9,  2003  (except  as  to  Note 14 (c), for which the date is May 13, 2003)

COMMENTS  BY  AUDITORS  ON  CANADA  -  UNITED  STATES  OF  AMERICA
REPORTING  CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph to describe changes in accounting policies that have been implemented in the consolidated financial statements. Effective March 1, 2002, the Company retroactively changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. The impact of this change in accounting policy is set out in Note 3 to the consolidated financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States of America generally accepted auditing standards, our report to the Board of Directors dated May 9, 2003 (except as to Note 14(c), for which the date is May 13, 2003) is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the consolidated financial statements.

/s/"Deliotte  &  Touche  LLP"

Chartered  Accountants
Vancouver,  Canada
May  9,  2003  (except  as  to  Note 14 (c), for which the date is May 13, 2003)



DONNER MINERALS LTD.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
(CANADIAN DOLLARS)
--------------------------------------------------------------------------------
                                                    February 28,    February 28,
                                                      2003               2002
                                                   -----------------------------
ASSETS                                                       (restated - note 3)

CURRENT
Cash and cash equivalents . . . . . . . . . . .  .  $1,229,989      $    206,693
Marketable securities and short
  term investments (note 4)                          1,037,092         1,054,345
Accounts receivable . . . . . . . . . . . . .. .        13,770            23,341
Advances for exploration. . . . . . . . . . . . ..     480,173           349,340
Deposits and prepaid expenses . . . . . . . . .  . .     4,862             5,938
--------------------------------------------------------------------------------

TOTAL CURRENT ASSETS. . . . . . . . . . . . . . .    2,765,886         1,639,657

PROPERTY, PLANT AND EQUIPMENT (NOTE 6). . . . ..        44,075            31,442

INVESTMENTS (NOTE 7). . . . . . . . . . . . . . . .     61,625            57,991

MINERAL PROPERTIES (NOTE 8) . . . . . . . . . .      2,603,641         2,643,441
--------------------------------------------------------------------------------

TOTAL ASSETS. . . . . . . . . . . . . . . . . .     $5,475,227      $  4,372,531
================================================================================

LIABILITIES

CURRENT
Accounts payable and accrued liabilities. . . . . .$   203,943      $     88,608

NON-CONTROLLING INTEREST (NOTE 4) . . . . . . . . .    420,559           425,641
--------------------------------------------------------------------------------

TOTAL LIABILITIES . . . . . . . . . . . . . . . . .    624,502           514,249
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 9)
Authorized - 100,000,000 common shares
without par value Issued - 68,255,541
common shares (2002 - 48,629,157) . .               35,971,592        32,230,487

CONTRIBUTED SURPLUS (NOTE 10) . . . . . . . . . . .    163,460            46,900

DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE. .(31,284,327)                -
--------------------------------------------------------------------------------

TOTAL SHAREHOLDERS' EQUITY. . . . . . . . .  . .      4,850,725       32,277,387
--------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY. . . . .$  5,475,227     $ 32,791,636
================================================================================

COMMITMENTS: NOTES 7, 8 AND 14




DONNER MINERALS LTD.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
(CANADIAN DOLLARS)
-------------------------------------------
                                 Cumulative from
                                      March 1,     Year        Year         Year
                                      1994 to      ended       ended       ended
                                      Febr-        Febr-       Febr-       Febr-
                                      uary 28,     uary 28,    uary 28, uary 28,
                                      2003         2003        2002        2001
--------------------------------------------------------------------------------
                                      (restated             (restated  (restated
                                      - note 3)             - note 3)  - note 3)
EXPENSES
Administration & management fees . . $2,723,599 $  676,500 $  244,500 $  371,167
Amortization . . . . . . . . . . .      134,628     14,834     12,467     15,533
Consulting fees. . . . . . . . . .      138,557     67,600     70,957          -
Exploration expenditures
(note 3) (schedule)                  14,541,612  1,168,217     22,767   (15,549)
Filing and transfer agent fees . .      203,957     29,953     12,489     12,418
Office and miscellaneous . . . . .    1,353,879    221,539     61,373     39,096
Professional fees. . . . . . . . .    1,641,477    106,967     97,584     25,802
Promotion. . . . . . . . . . . . . .  1,474,663    285,049     87,844      8,601
Rent . . . . . . . . . . . . . . . .    337,804     49,200     16,800     17,900
Salaries and stock-based compensation.1,021,528    116,560          -          -
Telephone & communications . . . .      222,329     36,128     23,341     13,666
Travel . . . . . . . . . . . . . .  .   946,733    112,429    101,133     28,248
Less: operator's fee . . . . . . .  . (457,648)          -          -          -
Less: interest income. . . . . . .    (873,503)   (75,512)   (98,711)  (106,561)
--------------------------------------------------------------------------------
LOSS, BEFORE OTHER ITEMS . . .     (23,409,615) (2,809,464) (852,544)  (410,321)

OTHER ITEMS
Non-controlling interest . . . .         11,151       5,083     6,068          -
Loss on sale of marketable securities (231,451)           -         -   (32,597)
Loss on disposal of capital assets .   (13,129)     (5,896)         -    (7,233)
Writedown of marketable securities. . (699,230)    (11,691)  (16,254)   (94,958)
Writedown of investment. . . .      (3,791,980)    (43,254) (231,963)          -
Write-off of mineral properties.    (2,345,935)           -         -          -
Write-off of goodwill. . . . . .  .     (2,033)           -         -          -
--------------------------------------------------------------------------------
NET LOSS . . . . . . . . .    $(30,482,222) $(2,865,222) $(1,094,693) $(545,109)
================================================================================
BASIC AND DILUTED LOSS PER SHARE              $     (0.05) $   (0.02) $   (0.01)
================================================================================
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                     56,255,479  46,261,873  44,196,164
================================================================================



DONNER MINERALS LTD.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS
(CANADIAN DOLLARS)
-------------------------------------------
                                 Cumulative from
                                   March 1,     Year        Year         Year
                                   1994 to      ended       ended       ended
                                   Febr-        Febr-       Febr-       Febr-
                                   uary 28,     uary 28,    uary 28,   uary 28,
                                   2003         2003        2002          2001
--------------------------------------------------------------------------------
                                      (restated             (restated  (restated
                                      - note 3)             - note 3)  - note 3)
OPERATING ACTIVITIES
Net loss. . . . . . . . . . ..$(30,482,222) $(2,865,222) $(1,094,693) $(545,109)

Items not involving cash:
Amortization. . . . . . . . . .     134,628       14,834      12,467      15,533
Salaries and stock-based
compensation . . . . .              116,560      116,560           -           -
Loss on sale of marketable
securities . . . . .                231,451            -           -      32,597
Loss on disposal of capital assets.  13,129        5,896           -       7,233
Writedown of marketable securities. 699,230       11,691      16,254      94,958
Writedown of investment . . .     3,791,980       43,254     231,963           -
Write-off of mineral properties . 2,345,935            -          -            -
Accrued interest income . . . .    (33,317)     (23,363)       3,344    (13,298)
Non-controlling interest. . . .    (11,151)      (5,083)     (6,068)           -
Write-off of goodwill . . . . .       2,033            -          -            -
Changes in non-cash operating
working capital items (note 12) . (633,468)      (4,851)   (283,904)     364,763
--------------------------------------------------------------------------------
                              (23,825,212)   (2,706,284) (1,120,637)    (43,323)
--------------------------------------------------------------------------------
FINANCING ACTIVITIES
Advances to affiliated
companies. . . . . . .           (431,337)            -           -            -
Investment from non-
controlling interest. . . .         23,310            -      23,310            -
Common shares issued for cash   32,836,506    3,741,105     323,450      308,000
--------------------------------------------------------------------------------
                                32,428,479    3,741,105     346,760      308,000
--------------------------------------------------------------------------------
INVESTING ACTIVITIES
(Expenditures on) recovery
of mineral
properties acquisition. . .    (4,963,706)       39,800    (41,100)        (720)
Purchases of property,
plant and equipment. . .         (232,954)     (33,363)     (3,900)            -
Long term investments . . .      (300,000)     (20,000)           -    (280,000)
Purchase of marketable
securities and
short term investments. . . .  (3,336,916)            -           -  (1,526,144)
Sale of marketable securities and
short term investments. . . .    1,460,298        2,038     466,196      478,492
Funds in trust. . . . . .                -            -          -        56,104
--------------------------------------------------------------------------------
                                (7,373,278)     (11,525)    421,196  (1,272,268)
--------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH . .   1,229,989    1,023,296  (352,681)  (1,007,591)

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD.                      -      206,693    559,374    1,566,965
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
END OF PERIOD. . . .             $1,229,989   $1,229,989 $  206,693   $  559,374
================================================================================


See  note  12  for  non-cash  investing  and  financing  activities.


DONNER MINERALS LTD.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(CANADIAN DOLLARS)
-------------------------------------------------
FROM MARCH 1, 1994 TO FEBRUARY 28, 2002

                                Contributed           Deficit
                                Surplus and           Accumulated        Total
Common shares without par value Subscribed  Special   During the Shareholders'
      Shares      Amount        Shares      Warrants  Exploration Stage Equity
-----------------------------------------------------------------------------
                                                      (restated      (restated
                                                      - note 3)      - note 3)

Balance at March 1, 1994
  . 2,315,864  $  748,288  $   46,900  $        -  $   (802,105)  $   (6,917)
Issuance of common shares for cash
      950,000     190,000           -           -              -      190,000
Net loss
           -           -            -           -      (178,929)    (178,929)
-----------------------------------------------------------------------------
Balance at February 28, 1995
    3,265,864     938,288      46,900           -      (981,034)        4,154
Issuance of common shares for cash
    5,187,000   2,144,871          -            -              -    2,144,871
Issuance of common shares for mineral properties
     425,000      326,750          -            -              -      326,750
Issuance of common shares for finder's fee.
      77,898      107,499          -            -              -      107,499
Issuance of common shares for flow-through
private placement
   1,000,000      500,000          -            -              -      500,000
Issuance of special warrants
           -            -          -    1,588,750              -    1,588,750
Adjustment to reflect change in accounting
policy (note3)
          -             -          -            -    (1,721,949)  (1,721,949)
Net loss
          -             -          -            -      (946,448)    (946,448)
-----------------------------------------------------------------------------
Balance at February 29, 1996
   9,955,762    4,017,408     46,900    1,588,750    (3,649,431)    2,003,6270
Issuance of common shares for cash
     656,312      284,020          -            -              -       284,020
Issuance of common shares for mineral properties
     365,000      607,750          -            -              -       607,750
Issuance of common shares for finder's fee
      35,000       63,350          -            -              -        63,3500
Issuance of common shares on conversion of special warrants
   1,000,000     1,588,750         -  (1,588,750)              -              -
Subscription agreements
           -             - 3,220,000            -              -      3,220,000
Issuance of special warrants
           -             -         -    6,387,651              -      6,387,651
Adjustment to reflect change in accounting
policy (note3)
           -             -         -            -     (3,122,511)   (3,122,511)
Net loss
           -             -         -            -     (1,919,094)   (1,919,094)
-------------------------------------------------------------------------------
Balance at February 28, 1997
  12,012,074     6,561,278 3,266,900    6,387,651     (8,691,036)     7,524,793
6,387,651
Issuance of common shares for cash
   7,138,683     7,236,441         -            -               -     7,236,441
Issuance of common shares for mineral properties
     340,000       487,800         -            -               -       487,800
Issuance of common shares for flow-through
private placement
   3,050,000     3,467,500 (3,220,000)          -               -       247,500
Issuance of common shares on conversion of
special warrant
   6,548,000     6,387,651         -  (6,387,651)               -             -
Adjustment to reflect change in accounting
policy (note3)
           -             -         -            -      (2,310,692)  (2,310,692)
Net loss
           -             -         -            -      (4,810,986)  (4,810,986)
-------------------------------------------------------------------------------
Balance at February 28, 1998
  29,088,757    24,140,670    46,900            -     (15,812,714)    8,374,856

Issuance of common shares for cash
   7,048,400     4,765,667         -            -                -    4,765,667
Issuance of common shares for mineral properties
     400,000       728,500         -            -                -      728,500
Issuance of common shares for flow-through
private placement
   1,652,500       330,500         -            -                -      330,500
Adjustment to reflect change in accounting
policy (note3)
           -             -         -            -      (5,265,674)  (5,265,674)
Net loss
           -             -         -            -      (2,313,984)  (2,313,984)
-------------------------------------------------------------------------------
Balance at February 28, 1999
  38,189,657    29,965,337    46,900            -     (23,392,372)    6,619,865
Issuance of common shares for cash
   4,810,000     1,568,550         -            -                -    1,568,550
Issuance of common shares for mineral properties
      25,000        24,750         -            -                -       24,750
Adjustment to reflect change in accounting
policy (note3)
           -             -         -            -        (745,350)    (745,350)
Net loss
           -             -         -            -      (2,641,581)  (2,641,581)
-------------------------------------------------------------------------------

Balance at February 29, 2000
  43,024,657    31,558,637    46,900            -     (26,779,303)    4,826,234
-------------------------------------------------------------------------------


DONNER MINERALS LTD.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(CANADIAN DOLLARS)
-------------------------------------------------
FROM MARCH 1, 2002 TO FEBRUARY 28, 2003

                                Contributed           Deficit
                                Surplus and           Accumulated        Total
Common shares without par value Subscribed  Special   During the Shareholders'
      Shares      Amount        Shares      Warrants  Exploration Stage Equity
-----------------------------------------------------------------------------
                                                      (restated      (restated
                                                      - note 3)      - note 3)

Balance at February 29, 2000
  .43,024,657  $31,558,637  $   46,900  $        -  $(26,779,303)   $4,826,234
Issuance of common shares for cash
    2,000,000      308,000           -           -              -      308,000
Issuance of common shares for mineral properties
      200,000       22,000           -           -              -       22,000
Net loss
            -            -           -           -      (545,109)    (545,109)
------------------------------------------------------------------------------
Balance at February 29, 2001
  .45,224,657   31,888,637      46,900           -   (27,324,412)    4,611,125
Issuance of common shares for cash
    3,234,500      323,450           -           -              -      323,450
Issuance of common shares for mineral properties
      170,000       18,400           -           -              -       18,400
Net loss
            -            -           -           -    (1,094,693)  (1,094,693)
------------------------------------------------------------------------------
Balance at February 28, 2002
  48,629,157    32,230,487    46,900            -     (28,419,105)   3,858,282
Issuance of common shares for cash
  13,476,384     2,711,105         -            -                -   2,711,105
Issuance of common shares for flow-through
private placement
   6,150,000     1,030,000         -            -                -   1,030,000
Stock-based compensation
           -             -         -      116,560                -     116,560
Net loss
           -             -         -            -      (2,865,222) (2,865,222)
------------------------------------------------------------------------------
Balance at February 28, 2003
  68,255,541   $35,971,592  $ 163,460    $      -    $(31,284,327)  $4,850,725
------------------------------------------------------------------------------

1.     NATURE  OF  OPERATIONS

During the fiscal year ended February 28, 1995, the Company was reactivated, with its focus being the mineral exploration and development industry. As this included the commencement of the Company's development stage of operations, the cumulative figures presented on the statements of operations and cash flows are for the period March 1, 1994 to February 28, 2003.

The Company is in the process of exploring and developing its mineral properties and has not determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production from the property or proceeds from disposition.

2.     SIGNIFICANT  ACCOUNTING  POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which in these circumstances conform, in all material respects, with United States generally accepted accounting principals ("US GAAP"), except as described in note  15.

(a)     Principles  of  consolidation
        The consolidated financial statements include the accounts of the Company and its 76.69% owned subsidiary, SVB Nickel Company Ltd. (see note 4). Inter-company transactions have been eliminated.

(b)     Cash  and  cash  equivalents
        Cash and cash equivalents include short term money market instruments with terms to maturity, at the date of issue, not exceeding ninety days.

(c)     Marketable  securities  and  short  term  investments
        Marketable securities consist of common shares of publicly traded companies. The marketable securities are carried at lower of cost and market value. Short term investments consist of money market instruments with terms to maturity, at the date of issue, greater than ninety days.

(d)     Property,  plant  and  equipment
        Property, plant and equipment is recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Computer  software                  100%  declining  balance  per  annum
Computer  hardware                  30%  declining  balance  per  annum
Office  furniture  and  equipment   20%  declining  balance  per  annum

The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

(e)     Mineral  properties
        All direct costs related to the acquisition of mineral property interests are capitalized by property. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized.

Gains and losses are recognized on property dispositions when the value of the consideration received exceeds and is less than, respectively, the carrying value of the property. Partial dispositions or option proceeds with respect to undeveloped properties are credited against the cost of the related property except that, when the proceeds exceed the cost, the excess is credited to operations. The aggregate costs related to abandoned properties are charged to operations.

The Company regularly reviews the carrying values of mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated net recoverable amount, an impairment provision is made for the other than temporary decline in value.

(f)     Investments
        Investments are carried at cost. Where in management's opinion there has been a loss in value that is other than a temporary decline, the carrying value is reduced to estimated realizable value.

(g)     Loss  per  share
        Basic earnings per common share is computed by dividing earnings by the weighted average number of common shares outstanding during the period. diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments.

(h)     Use  of  estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(i)     Financial  instruments
        The carrying values of cash and cash equivalents, amounts receivable, advances for exploration and accounts payable and accrued liabilities reflected in the balance sheets approximate their respective fair values. The fair value of marketable securities and short term investments and investments is disclosed in notes 5 and 7, respectively.

(j)     Stock-based  compensation
        The  Company  has  adopted  the recommendations of the new CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, effective March 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non -employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased, the excess of consideration paid over the carrying amount of the stock option is charged to deficit.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

(k)     Income  taxes
        Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(l)     Comparative  figures
        The Comparative consolidated financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

3.     CHANGE  IN  ACCOUNTING  POLICY

Effective February 28, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having substantial evidence that a commercial body of ore has been located are capitalized and accounted for in accordance with the Company's accounting policy for mineral properties.

The new policy is consistent with current reporting practices in the mining industry and management considers the change will appropriately present the Company's operations and financial position. This change, which has been applied retroactively with restatement of prior years, increased (decreased) net loss for the year by $926,699 (2002 - $222,767; 2001 - $(784,162)). Loss per
share increased by $(0.02) (2002 - $Nil) and decreased by $0.02 for 2001. As at February 28, 2003, advances for exploration increased by $480,173, deficit increased by $13,531,230, mineral properties decreased by $16,557,177 and non-controlling interest decreased by $2,544,910.

4.     ACQUISITION  OF  SUBSIDIARY

On April 3, 2001, the Company entered into a purchase and sale agreement with Cypress Development Corp. ("Cypress"), NDT Ventures Ltd. ("NDT"), Rcom Venture Corp. ("Rcom") and UC Resources Ltd. ("UC") (collectively "the Participants"). Pursuant to the terms of the agreement, all of the Participants with the exception of the Company, sold all of their respective interests in the South Voisey Bay area to SVB Nickel Company Ltd. ("SVBN"). The Company sold all of its South Voisey Bay interests to SVBN with the exception of the Major General and Northern Abitibi joint venture properties. Each of the Participants were issued one common share of SVBN for each dollar of assessment credit filed with the Department of Mines and Energy of the Government of Newfoundland and Labrador attributable to that Participant. Accordingly, SVBN issued 12,666,519 common shares at a deemed amount of $12,666,519 to the Participants.

SVBN is wholly owned by the Participants. The ownership of SVBN taking into account the above transaction is as follows:

The  Company     76.69%
Cypress          11.36%
NDT               6.55%
UC                5.40%

During the year ended February 28, 2002, SVBN demanded a $100,000 cash call to its shareholders. The cash call was met by the shareholders contributing their proportionate share of the $100,000. Accordingly, the Company contributed $76,690 and in turn received 76,690 shares of SVBN. As at February 28, 2002 and 2003, SVBN has issued 12,766,519 common shares valued at $12,766,519.

5.     MARKETABLE  SECURITIES  AND  SHORT  TERM  INVESTMENTS


                                      Lower of                Lower of
                                      Cost and    Market      Cost and    Market
                     Type of          Market      Value       Market      Value
                     Security  Number  2003       2003        2002        2002
--------------------------------------------------------------------------------

CBX Ventures Inc. . .Common    46,250 $     -    $     -     $  4,162  $   4,625
Curlew Lake
Resources Inc.. . . .Common   200,000  10,000      16,000      12,000     12,000
Mesa Resources Inc. .Common    15,797   1,580       3,475       7,109      7,109
--------------------------------------------------------------------------------

                                       11,580      19,475      23,271     23,734
Money Market
Instrument                          1,025,512   1,025,512   1,027,549  1,027,549
--------------------------------------------------------------------------------
                                   $1,037,092  $1,044,987  $1,050,820 $1,051,283
================================================================================


6.     PROPERTY,  PLANT  AND  EQUIPMENT




                                    2003                             2002
                                --------                           ---------
                                          Accumulated    Net Book   Net Book
                                Cost      Amortization   Value      Value
                                --------  -------------  ---------  ---------

Computer hardware. . . . . . .  $ 65,404  $      41,054  $  24,350  $  18,936
Computer software. . . . . . .    10,342          5,171      5,171          -
Office equipment and furniture    44,321         29,767     14,554     12,506
------------------------------  --------  -------------  ---------  ---------

                                $120,067  $      75,992  $  44,075  $  31,442
                                ========  =============  =========  =========

7.     INVESTMENTS


                       Type of Security           Number      2003     2002
                       -------------------------  -------  -------  -------

Knight Resources Ltd.  Common shares               35,250  $ 3,525  $ 3,525
                       Private placement          200,000   20,000        -
Knight Resources Ltd.  11% convertible debenture  280,000   38,100   57,991
---------------------  -------------------------  -------  -------  -------

                                                           $61,625  $61,516
                                                           =======  =======

(a) As at February 28, 2003, the Company owns 35,250 common shares of Knight Resources Ltd. ("Knight"), formerly Knight Petroleum Corp. with a market value of $7,755 (2002 - $8,460). Knight has directors and officers in common with the Company. The Company has also subscribed for, through a private placement, 8,000,000 units of Knight at a total cost of $800,000 with a market value of $1,760,000 at February 28, 2003. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the Company to purchase one additional common share of Knight at a price of $0.15 expiring on March 25, 2005. As at February 28, 2003, the Company has advanced Knight $20,000 for this private placement. See note 11 and 14.

(b) As at February 28, 2003, the Company holds a $280,000 convertible debenture of Knight that pays interest at 11% on a semi-annual basis and is due May 3, 2005. Accrued interest amounts to $25,355 at February 28, 2003. Knight has the right to redeem the whole or less than the whole of the principal and accrued interest at any time before maturity. The debentures are secured by a first charge against all of Knight's assets. The conversion price is $1.40 until May 3, 2003 and increases to $1.60 until May 3, 2004 and $1.80 until May 3, 2005.

During fiscal 2003, the Company wrote down the carrying value of this investment by $43,254 (2002 - $231,963) to better reflect its market value. Using the $1.40 conversion price and the price of Knight's stock at February 28, 2003, the market value of the investment is $47,984 (2002 - $57,991). See note 11 and 14.

8.     MINERAL  PROPERTIES

The Company's mineral properties are comprised of wholly owned mineral claims and interests in joint venture agreements in South Voisey Bay, Labrador and an option earn-in agreement in Stephens Lake, Manitoba, Canada. Although the Company holds some interests in mineral properties through joint venture agreements, none of the operations are carried on through joint venture entities.

South  Voisey  Bay  Properties
------------------------------

The Company's South Voisey Bay properties (the "Combined Property") are comprised of the following:
i) Twenty licences covering about 569 km2 held 100% by SVBN with the exception of a 37.5 km2 held 75% by SVBN (the "SVBN Property");

ii) One licence covering about 39.5 km2 owned 52.38% by the Company and 47.59% by Northern Abitibi (the "Donner/Northern Abitibi Property");

iii) One Licence covering about 35.5 km and owned 52.06% by the Company and 47.94% by Commander, formerly Major General, (the "Donner/Commander Property").

On September 7, 2001, the Company announced an option earn-in agreement with Falconbridge Limited, whereby Falconbridge can earn a 50% interest in all of the Company's South Voisey Bay properties by spending $23 million on exploration.

Falconbridge has the option to earn a 50% participating joint venture interest in each of the three Properties (the "Option") for a period from September 1, 2001 to December 31, 2006 (the "Option Period").
Falconbridge must incur the following expenditures on exploration and related work ("Expenditures") on or before the end of the Option Period in order to earn a 50% interest:

i) In order to vest its 50% interest in the SVBN Property, Falconbridge is required to incur $14,000,000 of Expenditures on the SVBN Property.

ii) In order to vest its 50% interest in the Donner/Northern Abitibi Property, Falconbridge is required to incur $5,000,000 of Expenditures on the Donner/Northern Abitibi Property.

iii) In order to vest its 50% interest in the Donner/Commander Property, Falconbridge is required to incur $4,000,000 of Expenditures on the Donner/Commander Property.

In order to keep the Option in good standing, Falconbridge will incur a total of at least $2,000,000 of Expenditures on the Combined Property on or before December 31, 2002 (this commitment was met) and $2,000,000 in each of the subsequent calendar years during the Option Period on the Combined Property. Falconbridge may abandon its Option on one or more of the Properties or parts thereof at any time during the Option Period. Falconbridge will be the operator during the Option Period. A management committee has been formed comprising all of the parties to develop and finalize all exploration programs.

As at February 28, 2003, Falconbridge has spent a total of $2,340,729 on the South Voisey Bay properties. This amount includes $687,427 on geology, $904,834 on geophysics, $424,698 on drilling and $323,770 on other miscellaneous exploration costs. Included in the total number above is a 10% operator's overhead charge of $212,794. This amount will not be paid by the Company but will go towards Falconbridge's option earn-in requirements per the terms of the agreement.

TeckCominco Limited ("TeckCominco") is also a signatory to the agreement discussed above and retains its right to earn 50% of the Company's interest in any deposits discovered and developed on the Combined Property, after adjusting for Falconbridge's 50% interest in the property. TeckCominco can earn this interest by funding the Company's share of feasibility costs and arranging the Company's share of production financing.

As at February 28, 2003, the Company has outstanding share issuance commitments relating to the South Voisey Bay properties as follows:

(a) A commitment to issue 100,000 shares upon incurring $1 million in exploration on the Turpin claims which are now included in the property held by SVBN. The Company has not yet triggered this commitment.

(b) A commitment to issue 250,000 shares upon incurring $1 million in exploration on the Thistle II claims which are now included in the property held by SVBN. The Company has not yet triggered this commitment.

There are Net Smelter Royalty ('NSR') agreements on certain South Voisey Bay mineral licenses ranging up to 3%.

Stephens  Lake  Property
------------------------

On February 20, 2002, the Company entered into an option earn-in agreement with Falconbridge, whereby the Company can earn a 50% interest in Falconbridge's Stephens Lake Property by incurring a total of $5 million of expenditures on exploration and related work on or before December 31, 2006. The Company is required to incur a minimum of $1,000,000 of expenditures per calendar year to keep the option in good standing. These expenditures may be accelerated, at the Company's option, and applied to future years' expenditure requirements. The property is located in northeast Manitoba, Canada, and covers approximately 4,000 square kilometers.

As of February 28, 2003, the Company has advanced Falconbridge $1,500,000 of which $1,018,301 has been spent on exploration activities.

Labrador  Regional  Exploration
-------------------------------

On December 6, 2001, the Company entered into an agreement with Falconbridge whereby the two companies will jointly explore for nickel, copper and cobalt throughout Labrador not including the South Voisey Bay properties. In order to keep the agreement in good standing, each company shall contribute at least
$200,000 per year, of which at least $150,000 will be allocated to regional reconnaissance exploration outside of any acquired properties. The agreement expires on December 31, 2003 but may be renewed for further one-year periods if mutually agreed to by the companies.

As of February 28, 2003, the Company has expended $241,518 on general geology, geophysics and geochemistry. This amount has been charged to operations. The Company and Falconbridge have not staked any claims and have not acquired any properties under this agreement.



                                                            Northern
                                  SVB Nickel    Commander   Abitibi
PROPERTY ACQUISITION COSTS . . . .Claims        Claims      Claims     Total
-------------------------------------------------------------------------------

Balance at February 28, 2001 . . .$1,933,441    $438,500   $212,000  $2,583,941
Common shares issued for property. .  18,400           -          -      18,400
Staking and recording fees . . . . .  41,100           -          -      41,100
-------------------------------------------------------------------------------
Balance at February 28, 2002 . . . 1,992,941     438,500    212,000   2,643,441
Refund of staking and recording fees (39,800)          -          -    (39,800)
-------------------------------------------------------------------------------
Balance at February 28, 2003 . .  $ 1,953,141   $ 438,500  $212,000  $2,603,641
===============================================================================


9.     SHARE  CAPITAL

(a) During the year ended February 28, 2003, the Company completed the following private placements:

(i) The Company issued 4,000,000 common shares at $0.40 per share for gross proceeds of $1,600,000. Along with the common shares, the company issued 4,000,000 share purchase warrants entitling the holder to purchase one additional common share at $0.44 per share expiring on June 4, 2004. Of the 4,000,000 common shares and warrants, 1,325,000 are flow-through. For income tax purposes, the subscription funds of $530,000 relating to the flow-through shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures. As at February 28, 2003, the $530,000 flow-through funds have been spent.

(ii) The Company issued 1,666,667 common shares at $0.45 per share for gross proceeds of $750,000 less commission of $56,800. Along with the common shares, the company issued 1,666,667 share purchase warrants entitling the holder to purchase one additional common share at $0.70 per share if exercised by July 8, 2003 and $0.80 per share if exercised by July 8, 2004.

The Company re-priced 1,666,667 warrants, expiring July 8, 2004, to $0.12 per share. Also, if the trading price of the Company's shares exceeded $0.15 for ten consecutive trading days, the exercise period would be shortened to 30 days. This forced exercise provision came into effect during the Company's fourth quarter and the expiry date of the warrants was changed to February 17, 2003.
All  of  the  warrants  were  exercised  before  this  date.

(iii) The Company issued 10,000,000 common shares at $0.10 per share for gross proceeds of $1,000,000. Along with the common shares, the company issued 10,000,000 share purchase warrants entitling the holder to purchase one additional common share at $0.12 per share expiring on December 18, 2004. Of the 10,000,000 common shares and warrants, 4,650,000 are flow-through. For income tax purposes, the subscription funds of $465,000 relating to the flow-through shares will be applied towards carrying out exploration activities on the Company's Stephens Lake and Labrador Regional projects and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures. As at February 28, 2003, the $465,000 flow-through funds have not been spent.

(iv) The Company issued 175,000 common shares at $0.20 per share for gross proceeds of $35,000 less costs of $4,900. Along with the common shares, the company issued 175,000 share purchase warrants entitling the holder to purchase one additional common share at $0.21 per share expiring on January 9, 2005. All of the 175,000 common shares and warrants are flow-through. For income tax purposes, the subscription funds of $35,000 relating to the flow-through shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures. As at February 28, 2003, the $35,000 flow-through funds have not been spent.

(b) As at February 28, 2003, warrants exercisable and outstanding are as follows:


                   Exercise
Expiry Date . . .  Price      Number
-----------------  ---------  ----------

June 4, 2004. . .  $    0.44   4,000,000
December 18, 2004  $    0.12  10,000,000
January 9, 2005 .  $    0.21     175,000
-----------------  ---------  ----------

                              14,175,000
                              ==========


(c) The Company has one fixed stock option plan ("The 2002 Stock Option Plan"). Under The 2002 Stock Option Plan, the Company may grant options to directors, officers, employees, dependent contractors or consultants. The number of options outstanding at any time may not be more than 10,720,898. The exercise price associated with each grant of options is determined by the Company and is subject to approval from the TSX Venture Exchange. The maximum term of each option's life is 10 years. The options vest immediately upon the day they are granted. The following table summarizes the Company's stock options:




                                           Weighted-average  Weighted-average
                              Shares       exercise price    remaining life
                                                             (years)
-----------------------------------------------------------------------------

Balance at February 29, 2000    7,931,931  $     0.15          7.9
Granted. . . . . . . . . . .    3,500,000        0.10          9.9
Exercised. . . . . . . . . .  (1,600,000)        0.15
Cancelled. . . . . . . . . .  (1,170,483)        0.15
-----------------------------------------------------------------------------
Balance at February 28, 2001    8,661,448   $     0.10(i)      8.2
Granted. . . . . . . . . . .    3,542,500         0.24         9.0
Exercised. . . . . . . . . .  (3,234,500)         0.10
Cancelled. . . . . . . . . .     (45,000)         0.10
-----------------------------------------------------------------------------
Balance at February 28, 2002    8,924,448         0.16         8.3
Granted. . . . . . . . . . .    4,152,000         0.22(ii)     7.6
Exercised. . . . . . . . . .  (2,118,050)         0.10
Expired. . . . . . . . . . .     (43,540)         0.10
Cancelled. . . . . . . . . .    (300,000)         0.31
-----------------------------------------------------------------------------
Balance at February 28, 2003   10,614,858   $      0.15        7.6
=============================================================================


(i) During the year ended February 28, 2001, the exercise price on 5,161,448 options was changed to $0.10.
(ii) During the year ended February 28, 2003, the exercise price on 2,860,000 options was changed to $0.12 (note 10).

As at February 28, 2003, stock options exercisable and outstanding are as follows:




                   Exercise
Expiry Date . . .  Price      Number
-----------------  ---------  ----------

February 13, 2004  $    0.12     100,000
April 3, 2004 . .  $    0.12     500,000
August 22, 2004 .  $    0.25     150,000
November 14, 2004  $    0.12     300,000
February 3, 2008.  $    0.10     184,000
July 14, 2008 . .  $    0.10     363,000
November 22, 2008  $    0.10     255,000
November 16, 2009  $    0.10   1,255,443
February 1, 2011.  $    0.10   1,212,915
August 10, 2011 .  $    0.10     832,500
January 16, 2012.  $    0.12   2,260,000
June 16, 2012 . .  $    0.33     500,000
June 16, 2012 . .  $    0.43   1,002,000
November 14, 2012  $    0.12   1,700,000
-----------------  ---------  ----------

                              10,614,858
                              ==========


10.     STOCK-BASED  COMPENSATION

The Company uses the intrinsic value based method of accounting for stock-based awards granted to employees and directors. Under this method, compensation cost is only recorded when the exercise price is below the market price of the stock on the date of grant. During the year ended February 28, 2003, the Company incurred $116,560 of stock compensation cost, which was recorded as an expense and contributed surplus, as follows:




                  Number   Market   Exercise   Intrinsic   Compensation
Date of Grant. .  Granted  Price    Price      Value       Cost
----------------  -------  -------  ---------  ----------  -------------

April 4, 2002. .  500,000  $  0.38  $    0.28  $     0.10  $      50,000
June 17, 2002. .  500,000  $  0.43  $    0.33  $     0.10         50,000
February 3, 2003  184,000  $  0.19  $    0.10  $     0.09         16,560
----------------  -------  -------  ---------  ----------  -------------

                                                           $     116,560
                                                           =============


There  were  no  stock  options  granted  to  non-employees  during the period.

If the Company used the fair value based method of accounting for stock-based awards granted to employees and directors, the cost of the options granted during the year ended February 28, 2003 would have been estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions for each grant:




                                                                    Pro Forma
                          Expected Risk-free                          Compen-
                  Number  Life     Interest  Expected   Dividend Fair  sation
Date of Grant . .Granted  (years)  Rate      Volatility  Yield   Value Cost
-----------------------------------------------------------------------------
April 4, 2002 . . . 500,000  2     2.75%     99.50%    0.00%  $0.23  $115,000
June 17, 2002 . . . 500,000  10    5.37%    113.21%    0.00%  $0.41   205,000
June 17, 2002 . . 1,002,000  10    5.37%    113.21%    0.00%  $0.40   400,800
August 23, 2002 .   150,000   2    3.50%     99.50%    0.00%  $0.13    19,500
November 15, 2002 1,700,000  10    5.09%    113.21%    0.00%  $0.11   187,000
November 15, 2002   300,000   2    3.34%     99.50%    0.00%  $0.06    18,000
1November 15, 2002.2,260,000  9.2  5.09%    113.21%    0.00%  $0.11   248,600
2November 15, 2002  100,000   1.25 2.09%     88.33%    0.00%  $0.05     5,000
3November 15, 2002  500,000   1.42 2.37%     99.50%    0.00%  $0.02    10,000
February 3, 2003.   184,000   5    4.32%    113.21%    0.00%  $0.17    31,280
-----------------------------------------------------------------------------
Total fair value compensation cost                                  1,240,180
Less: intrinsic value compensation cost                             (116,560)
-----------------------------------------------------------------------------
Additional compensation cost                                       $1,123,620
=============================================================================


1 2,260,000 options were repriced on November 15, 2002 to $0.12 from $0.28 2 100,000 options were repriced on November 15, 2002 to $0.12 from $0.32
3 500,000 options were repriced on November 15, 2002 to $0.12 from $0.28

If the Company had used the fair value based method, pro forma loss would have amounted to $3,988,842 (an increase of $1,123,620) and pro forma loss per share would have been $0.07 (an increase of $0.02) for the year ended February 28, 2003.

11.     RELATED  PARTY  TRANSACTIONS

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the year:


                        2003      2002      2001
                       --------  --------  --------

Management fees . . .  $542,000  $304,000  $261,667
Interest income . . .  $ 30,800  $ 34,143  $      -
Marketable securities  $      -  $  3,525
Investments . . . . .  $ 61,625  $ 57,991
Accounts payable. . .  $      -  $ 25,680

12.     SUPPLEMENTARY  CASH  FLOW  INFORMATION



                                                   2003        2002     2001
                                              ----------  ----------  --------
Change in non-cash operating working capital items
Amounts receivable . . . . . . . . . . . . .   $   9,571   $ (17,131)  $45,950
Advances for exploration . . . . . . . . . . . (130,833)    (349,340)   55,603
Deposits and prepaid expenses. . . . . . . . .     1,076        3,210   75,500
Accounts payable and accrued liabilities . .  .  115,335       79,357  (12,290
------------------------------------------------------------------------------
                                               $ (4,851)   $(283,904)  $364,763
==============================================================================

Non-cash financing and investing activities
Amounts receivable charged to mineral
properties . . . . .                           $       -   $        -  $118,153
Amounts receivable charged to marketable
securities. . .                             .  $       -   $        -  $ 96,764
Marketable securities transferred to
investments .                         . . . .  $   3,525   $        -  $      -
Common shares issued for acquisition of
mineral properties                             $       -   $   18,400  $ 22,000


13.     INCOME  TAXES

     The reported income tax recovery differs from the amount computed by applying the Canadian basic statutory rate to the loss before income taxes. The reasons for this difference and the related tax effect are as follows:


                                          2003         2002          2001
---------------------------------------------------------------------------
                                                     (restated    (restated
                                                     - note3)     - note3)
Canadian basic statutory tax rate. . . . 39.3%         44.6%         44.6%

Potential income tax recovery based on
 reported loss                          $1,126,032    $ 488,452   $243,119
Unrecognized tax losses. . . . . . . . . (697,265)    (423,446)  (186,636)
Temporary differences not recognized
during the year                            (5,830)      (5,560)    (6,928)
Permanent and other differences. . . .   (422,937)     (59,446)   (49,555)
---------------------------------------------------------------------------

                                        $        -    $       -   $      -
===========================================================================


The Company has accumulated non-capital losses of approximately $6,400,000 which may be deducted in the calculation of taxable income in future years. The losses expire on various dates to 2010. Also, the Company has approximately $4,000,000 of capital losses and $13,300,000 of Canadian resource tax pools which may be deducted in the calculation of taxable income in future years. These losses and pools can be carried forward indefinitely.

     Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the company's future tax assets and liabilities are as follows:


                                                          2003         2002
--------------------------------------------------------------------------------
                                                                    (restated
                                                                     - note 3)
Canadian basic statutory tax rate. . . . . . . . . . .    . 39.3%       44.6%
Future income tax assets
Tax value of resource properties in excess of book value $5,208,762   $5,849,571
Non-capital losses carried forward . . . . . . . . . . .  2,506,234    2,443,712
Capital losses carried forward . . . . . . . . . . . . .  1,588,888    1,803,165
Tax value of property, plant and equipment in excess
of book value                                                59,727       58,537
Valuation allowance for future income tax assets . . . . (9,363,611)(10,154,985)
--------------------------------------------------------------------------------

Net future income tax assets . . . . . . . . . . .  .             -            -
Future income tax liabilities. . . . . . . . . . . . . . . . .    -            -
--------------------------------------------------------------------------------

Future income tax assets . . . . . . . . . . . . . . . . $        -   $        -
================================================================================


Due to the uncertainty surrounding the realization of income tax assets in future years, the Company has a 100% valuation allowance against its potential future income tax assets.

14.     SUBSEQUENT  EVENTS

Subsequent  to  February  28,  2003,  the  Company:

(a) issued 1,525,000 shares for proceeds of $183,000 pursuant to the exercise of warrants.

(b) cancelled 265,417 stock options at a price of $0.43 share and cancelled 40,000 stock options at a price of $0.10 per share. The Company issued 400,000 stock options exercisable at a price of $0.155 per share for a period of two years.

(c) advanced $780,000 to Knight in order to complete its private placement investment in Knight of 8,000,000 common shares at $0.10 per share as discussed in note 7. Knight issued a further 11,950,000 common shares in two separate private placements on May 13, 2003. The Company, as a result of these issuances, holds approximately 28% of the outstanding common shares of Knight at 8,160,750 common shares. This investment will be accounted for using the equity method in the first quarter of the 2004 fiscal year; and

(d) received proceeds on the convertible debenture (note 7) owing from Knight was repaid in full including $31,556 in accrued interest.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

These financial statements have been prepared in accordance with GAAP in Canada which differs in some respects from GAAP in the United States of America. The material differences between Canadian and United States of America GAAP, in respect of these financial statements, are as follows:



                              2003                             2002
--------------------------------------------------------------------------------
                   Balance per                      Balance per          Balance
                   Canadian             Balance per Canadian             per
                   GAAP     Adjustments US GAAP     GAAP     Adjustments US GAAP
--------------------------------------------------------------------------------
                                                    (restated
                                                    - note 3)
Current assets . .$2,765,886 $  8,935  $2,774,821 $1,639,657 $  4,935 $1,644,592
Property, plant
& equip               44,075        -      44,075     31,442        -     31,442
Investments. . . .    61,625        -      61,625     57,991         -    57,991
Mineral properties.2,603,641 (2,603,641)        -  2,643,441  (2,643,441)      -
--------------------------------------------------------------------------------

                $5,475,227$(2,594,706)$2,880,521$4,372,531$(2,638,506)$1,734,025
================================================================================

Current
liabilities. . .  $  203,943 $      -  $  203,943 $   88,608 $      - $   88,608
Non-controlling
interest             420,559        -     420,559    425,641        -    425,641
Shareholders'
equity           4,850,725 (2,594,706) 2,256,019 3,858,282 (2,638,506) 1,219,776
--------------------------------------------------------------------------------
              $5,475,227$(2,594,706)$2,880,521$4,372,531 $(2,638,506) $1,734,025
================================================================================


                                               2003             2002       2001
--------------------------------------------------------------------------------
                                                                               (restated - note 3)   (restated - note 3)
Loss for the year as per Canadian GAAP . . .$(2,865,222) $(1,094,693) $(545,109)
Stock-based compensation (b) . . . . . . . .   (575,178)    (975,489)    (5,492)
Fair value of trading securities (c) . . . .       4,000     (28,956)     33,891
Unrealized holding loss on available for
sale securities (d) .                             43,254      231,963          -
Share issuance discount on issuance of
flow-through shares (e)                        (149,500)            -          -
Acquisition of mineral properties (a). . .        39,800    (467,899)   (22,720)
--------------------------------------------------------------------------------
Loss for the year as per US GAAP . . . . .  $(3,502,846) $(2,335,074) $(539,430)
================================================================================
Basic and diluted loss per share - US GAAP  $     (0.06) $     (0.05) $   (0.01)
================================================================================
Other comprehensive income (loss) as per
Canadian GAAP . . . .                       $          - $          - $        -
Unrealized holding loss on available
for sale securities (d) .                       (43,254)    (231,963)          -
--------------------------------------------------------------------------------
Other comprehensive income (loss) as per
US GAAP . . . . . . .                       $   (43,254) $  (231,963) $        -
================================================================================


15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONT'D)


                                                             Accumulated
                                                            Other Comp-
                         Share      Contributed             rehensive
                        Capital     Surplus      Deficit    Income       Total
--------------------------------------------------------------------------------
(restated - note 3)
Shareholders' equity as per
Canadian GAAP at
February 28, 2001.       $31,888,637 $   46,900 $(27,324,412) $     - $4,611,125
Cumulative stock-based
compensation.                      -  1,349,511   (1,349,511)                  -
Cumulative fair value
of trading securities.             -          -        33,891       -     33,891
Cumulative share capital
premium issuance of
flow-through shares. . .   (143,820)          -       143,820       -          -
Cumulative write-down of
mineral properties.                -          -   (2,175,542)       -(2,175,542)
--------------------------------------------------------------------------------
Shareholders' equity as per US GAAP at
February 28, 2001. . . . $31,744,817 $1,396,411 $(30,671,754) $     - $2,469,474
================================================================================
Shareholders' equity as per Canadian GAAP at
February 28, 2002. . . .$32,230,487  $   46,900 $(28,419,105) $     - $3,858,282
Cumulative stock-based
compensation. . . . .             -   2,325,000   (2,325,000)       -          -
Cumulative fair value of
trading securities.              -            -         4,935       -      4,935
Cumulative share capital
premium issuance of
flow-through shares. . ..(143,820)            -       143,820       -          -
Unrealized holding loss
on available for
sale securities. . . . . . .     -           -       231,963  (231,963)        -
Cumulative write-down of
mineral properties.              -           -   (2,643,441)       - (2,643,441)
--------------------------------------------------------------------------------
Shareholders' equity as per US GAAP at
February 28, 2002. . .$32,086,667 $2,371,900 $(33,006,828) $(231,963) $1,219,776
================================================================================
Shareholders' equity as per Canadian GAAP at
February 28, 2003. . . .$35,971,592  $ 163,460  $(31,284,327) $   -   $4,850,725
Cumulative stock-based
compensation. . . . .            -   2,900,178    (2,900,178)     -            -
Cumulative fair value of
trading securities.              -          -          8,935      -        8,935
Cumulative share capital premium issuance of
flow-through shares. . . . . 5,680          -         (5,680)     -            -
Unrealized holding loss on available for
sale securities. . . . . . .     -          -         275,217 (275,217)        -
Cumulative write-down of
mineral properties.              -          -     (2,603,641)      - (2,603,641)
--------------------------------------------------------------------------------
Shareholders' equity as per US GAAP at
February 28, 2003. . .$35,977,272 $3,063,638 $(36,509,674) $(275,217) $2,256,019
================================================================================

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONT'D)



                                                 2003        2002         2001
--------------------------------------------------------------------------------
                                                         (restated    (restated
                                                         - note 3)    - note 3)
Cash provided by (used for) operating activities
as per Canadian GAAP . . . . . . . . . .  $(2,706,284) $(1,120,637) $   (43,323)
(Expenditures on) recovery of mineral
properties acquisition                           39,800     (41,100)       (720)
Purchase of marketable scurities and
short term investments.                              -             - (1,526,144)
Sale of marketable scurities and
short term investments. . .                       2,038      466,196     478,492
--------------------------------------------------------------------------------
Cash provided by (used for) operating activities
as per US GAAP . . . . . . . . . . . . . .$(2,664,446)  $ (695,541) $(1,091,695)
================================================================================

Cash provided by (used for) investing activities
as per Canadian GAAP . . . . . . . . . . .$   (11,525)  $   421,196 $(1,272,268)
(Expenditures on) recovery of mineral
properties acquisition                        (39,800)       41,100          720
Purchase of marketable scurities and
short term investments.                              -            -    1,526,144
Sale of marketable scurities and short
term investments. . .                          (2,038)    (466,196)    (478,492)
--------------------------------------------------------------------------------
Cash provided by (used for) investing activities
as per US GAAP . . . . . . . . .. . . .   $   (53,363)  $   (3,900) $  (223,896)
================================================================================


(a) Under United States GAAP it is preferable that all mineral exploration and development property expenditures be expensed in the year incurred in an exploration stage company.

(b) The Company's new accounting policy for stock options described in note 2(j) brings Canadian GAAP in line with US GAAP in accounting for stock-based compensation. One outstanding difference relates to Financial Accounting Standards Board ("FASB") Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation.

As of July 1, 2000, FIN 44 states that when fixed stock option awards to employees and directors are modified, the stock options must be accounted for as variable from the date of modification to the date the stock options are exercised, forfeited or expire unexercised. As a result, any increase in the market price over the reduced exercise price of the stock options must be recognized as compensation cost as follows:

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONT'D)




                   Number of
                   Options
          Number of Exercised, Variable
Date of  Options  Forfeited or Options at New Exercise Market Price Compensation
Repricing.Repriced Expired     Year End   Price        at Year End  Cost
--------------------------------------------------------------------------------
02-Feb-01 5,070,948      -      5,070,948 $0.10        $0.09        $         -
--------------------------------------------------------------------------------
Total variable stock option compensation cost at February 28, 2001
================================================================================
02-Feb-01 5,070,948 (2,485,465) 2,585,483 $0.10        $0.44        $   879,064

--------------------------------------------------------------------------------
Total variable stock option compensation cost at February 28, 2002
================================================================================
02-Feb-01 5,070,948 (3,066,505) 2,004,443  $0.10       $0.23        $   260,578
15-Nov-022,860,000       -      2,860,000  $0.12       $0.23        $   314,600
--------------------------------------------------------------------------------
Total variable stock option compensation cost at February 28, 2003  $   575,178
================================================================================


During the years ended February 28, 2002 and 2001, the Company issued options to non-employees which under SFAS 123 must be recognized as a stock-based compensation expense. The amounts were $96,425 and $5,492 respectively. Including variable stock option compensation, the total stock-based compensation for 2003 is $575,178 (2002 - $975,489; 2001 - $5,492).

The following proforma financial information presents the loss for the year and the loss per common share had the Company adopted SFAS 123 for all stock options issued to employees and directors.


                                     2003          2002                2001
-------------------------------------------------------------------------------
                                     (restated - note3)   (restated - note3)

Loss for the year as per US GAAP. .  $(3,502,846)  $(1,926,675)  $   (539,430)
Additional stock based compensation   (1,123,620)     (635,900)      (756,731)
-------------------------------------------------------------------------------

Proforma loss . . . . . . . . . . .  $(4,626,466)  $(2,562,575)  $ (1,296,161)
===============================================================================

Proforma loss per common share. . .  $     (0.08)  $     (0.06)  $      (0.03)
===============================================================================


Using the fair value method for stock based compensation, additional costs of approximately $635,900 and $756,731 would have been recorded for the years ended February 28, 2002 and 2001 respectively. This amount is determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, a weighted average volatility of Company's share price of 88.33% (110.67% - February 28, 2001) and a weighted average annual risk free interest rate of 3.73% (5.88% - February 28, 2001). The Company used the above data in order to determine the stock-based compensation expense for the options issued to non-employees. Please see note 10 for 2003 details.

(c) United States GAAP require trading securities to be carried at fair value. Changes in fair value are charged against or credited to income, while under Canadian GAAP such items are carried at cost or, where market value is lower, at market value.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONT'D)

United States GAAP require cash flows from purchases, sales and maturities of trading securities to be classified as cash flows from operating activities. Under Canadian GAAP, such items are classified as investing activities.

(d) In June 1997, the Financial Accounting Standards Board issued Statement No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company's convertible debenture investment would be classified as an available-for-sale security under United States GAAP and any unrealized holding gains or losses would be excluded from earnings and reported in other comprehensive income. Therefore, the writedown of $43,254 (2002 - $231,963) would be included in other comprehensive income (loss). There were no other comprehensive items.

(e) Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

The Company has accounted for the issue of flow-through shares in accordance with Canadian GAAP as follows:

At the time of issue the funds received are recorded as share capital. Under Canadian GAAP, once the qualifying expenditures are made, the carrying values of both the mineral property and share capital are reduced by the amount of the tax benefit renounced, calculated at the Company's effective tax rate. As the Company's effective tax rate is 0% for 2003, 2002 and 2001, no adjustment would be required.

Canadian GAAP does not require a separate allocation of the amount of funds received by the corporation attributable to the flow-through feature at the time of issue. Also, in the absence of a specific restriction or requirement for the funds to be held in a separate bank account, Canadian GAAP permits funds which are to be spent within the current period to be included with cash and cash equivalents for purposes of classification on the balance sheet and statement of cash flows. Adequate disclosure of the commitment to incur qualifying expenditures and renounce the related tax deductions is required under Canadian GAAP.

United States GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet. At the time the expenditures are made, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet recorded. Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-though share funds which are unexpended at the balance sheet date are considered to be restricted and are not considered to be cash or cash equivalents under United States GAAP.

The effect of the adjustments that would have been made under United States GAAP related to the flow-through shares issued since the reactivation of the Company would be to increase share capital by $5,680 and to increase deficit by $5,680 resulting in no effect on shareholders' equity.

(f) In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Companies are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002, but early adoption is permitted. The Company has determined that the application of SFAS 143 will not have a material affect on its consolidated financial position or results of operations.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONT'D)

(g) In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 146 ("SFAS 146"), Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan. SFAS 146 is effective only for exit or disposal activities initiated after December 31, 2002. The adoption of this statement is not expected to impact the Company's consolidated financial statements for 2003.

(h) In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company has adopted the disclosure requirements and is currently evaluating the effects of the recognition provisions of FIN 45; however, it does not expect that the adoption of such provisions will have a material impact on the Company's results of operations or financial position.

(i) In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148 ("SFAS 148"), Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires prominent disclosure in the "Summary of Significant Accounting Policies" of both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted SFAS 148 for the 2003 fiscal year end. Adoption of this statement has affected the location of the Company's disclosure within the consolidated financial statements, but will not impact the Company's results of operation or financial position unless the Company changes to the fair value method of accounting for stock-based employee compensation.

(j) In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities - an interpretation of ARB No. 51. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provisions are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The adoption of this statement will not impact the Company's consolidated financial statements for 2003.

(k) In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 ("SFAS 149"), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of SFAS 149 to have a material on its operating results or financial condition.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONT'D)

(l) In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 ("SFAS 15"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of SFAS 150 to have a significant impact on its operating results or financial position.

(m) On April 22, 2003, the FASB announced its decision to require all companies to expense the fair value of employee stock options. Companies will be required to measure the cost according to the fair value of the options. Although the new guidelines have not yet been released, it is expected that they will be finalized soon and be effective in 2004. When final rules are announced, the Company will assess the impact to its consolidated financial statements.


DONNER MINERALS LTD.
(AN EXPLORATION STAGE COMPANY)
SCHEDULE OF EXPLORATION EXPENDITURES
(CANADIAN DOLLARS)
---------------------------------------------------------------------------------

                                        Year ended      Year ended     Year ended
                                      February 28,    February 28,   February 28,
                                        2003            2002           2001
                                    --------------  -------------  --------------

SVB NICKEL CLAIMS
Expediting, general labour and supplies $  1,077      $  1,607        $       -
Geology . . . . . . . . . . . . . . . .        -         4,000                -
Other . . . . . . . . . . . . . . . . .        -             -            8,402
Technical consulting and management fees.      -       196,312                -
--------------------------------------------------------------------------------

                                           1,077       201,919            8,402
--------------------------------------------------------------------------------

COMMANDER CLAIMS
Drilling. . . . . . . . . . . . .. .           -             -           (3,697)
Geology . . . . . . . . . . . . . .            -             -          (16,479)
Geophysics. . . . . . . . . . . . . . . .      -             -           (2,903)
Other . . . . . . . . . . . . . . . . . .      -             -          (43,741)
Technical consulting and management fees.      -         4,782                -
--------------------------------------------------------------------------------

                                               -         4,782          (66,820)
--------------------------------------------------------------------------------

NORTHERN ABITIBI CLAIMS
Other . . . . . . . . . . . . . . . . . .      -             -            3,640
Technical consulting and management fees.      -         4,781                -
--------------------------------------------------------------------------------

                                               -         4,781            3,640
--------------------------------------------------------------------------------

LAC ROCER CLAIMS
Other . . . . . . . . . . . . . . . . . .      -             -           39,229
--------------------------------------------------------------------------------

STEPHENS LAKE CLAIMS
Geology . . . . . . . . . . . . . . . . . 37,641           660                -
Geophysics. . . . . . . . . . . .        980,660             -                -
Government grants . . . . . . . .       (92,679)             -                -
Technical consulting and management fees.     -         10,625                -
--------------------------------------------------------------------------------

                                         925,622        11,285                -
--------------------------------------------------------------------------------

LABRADOR REGIONAL EXPLORATION
Geochemistry. . . . . . . . . . . . . .  121,759             -                -
Geology . . . . . . . . . . . . .        108,227             -                -
Geophysics. . . . . . . . . . . .         11,532             -                -
--------------------------------------------------------------------------------

                                         241,518             -                -
--------------------------------------------------------------------------------

                                      $1,168,217     $ 222,767       $  (15,549)
================================================================================