Form 20-F/A
period 2004-02-29
DONNER MINERALS LTD
filed 2004-09-07
CIK 949068

UNITED STATES SECUITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHANGE ACT OF 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the Fiscal Year Ended February 29, 2004

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934. For transition period from ____ to ______

Commission File Number: 0-26566

DONNER MINERALS LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of Incorporation or Organization)

3rd Floor, 157 Alexander Street, Vancouver, British Columbia V6A 1B8
(Address of Principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of July 31, 2004: 96,412,791 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Not Applicable

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 X Item 18 ___

(APPLICABLE ONLY TO ISSERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent tot he distribution of securities under a plan confirmed by court. Not Applicable

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to "Canada" are references to The Dominion of Canada. All references to the "Government" are references to the government of Canada. Unless otherwise noted all references to "shares" or "common stock" are references to the common shares of Donner Minerals Ltd. (the "Company").

In this document, all references to "SEC" are reference to the United States Securities and Exchange Commission. References to"$", "Cdn Dollars", or “Cdn$” are to the currency of Canada and all references to "U.S. Dollars" or "U.S.$" are to the currency of the United States of America.

Measurement Conversion Information

In this Report, metric measures are used with respect to mineral properties described herein. For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometres	2,204 pounds	= 1 tonne
1 yard	= 0.9144 metre	2,000 pounds/1 short ton	= 0.907 tonnes
1 acre	= 0.405 hectare	1 troy once	= 31.103 grams
1 U.S. gallon	= 3.785 litres	1 imperial gallon	= 4.546 litres

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

Craton                                      A major structual unit of the earth’s crust consisting of a large stable land mass.

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

Metamorphism        The processes by which changes are brought about in rocks within the earth’s crust by the agencies of heat.

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

Item 3. KEY INFORMATION

A. Selected Financial Data

Currency Exchange Rate Information

The rate of exchange means the nominal noon exchange rate in Canadian dollars as published by the Bank of Canada. The average rate means the average of the exchange rates on the last date of each month during a calendar year.

	2003	2002	2001	2000	1999

High	$1.5747	$1.6132	$1.6021	$1.5593	$1.5298
Low	1.2924	1.5110	1.4936	1.4344	1.4436
Average for Period	1.3914	1.5710	1.5513	1.4868	1.4826
End of Period	1.2924	1.5796	1.5926	1.5002	1.4433

The exchange rate on February 29, 2004 was 1.3401.

The exchange rate on July 31, 2004 was 1.3292.

The high and low exchange rates for the most recent six months are as follows:

	July 2004	June 2004	May 2004	April 2004	March 2004	February 2004
High	1.3348	1.3773	1.3968	1.3707	1.3476	1.3440
Low	1.3079	1.3404	1.3577	1.3093	1.3079	1.3102

The following table sets forth, for the periods indicated, selected financial and operating data for the Company. The financial data is derived from the Company’s Consolidated Financial Statements and Notes thereto included in item 17. This information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To the best of management’s knowledge, the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The 2004 year end Financial Statements of the Company have been audited by Deloitte & Touche LLP, independent registered chartered accountants. They are presented in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Material difference between of Canadian GAAP and United States GAAP are set forth in the notes to the Consolidated Financial Statements of the Company.

Year Ended February 28 (29)	2004	2003	2002	2001	2000

Amounts in Accordance with
Canadian GAAP:
Total assets	$ 7,156,888	$ 5,475,227	$ 4,372,531	$ 4,620,376	$ 4,869,164
Net working capital	$ 3,677,562	$ 2,561,943	$ 1,551,049	$ 2,102,276	$ 2,055,988
Share capital	$36,833,992	$35,971,592	$32,230,487	$ 31,888,637	$ 31,558,637
Shareholders' equity	$ 6,670,044	$ 4,850,725	$ 3,858,282	$ 4,611,125	$ 4,826,234
Loss from operations	$ (2,362,424)	$ (2,809,464)	$ (852,544)	$ (410,321)	$ (1,502,356)
Loss	$ (2,167,681)	$ (2,865,222)	$ (1,094,693)	$ (545,109)	$ (3,347,143)
Loss per share (basic & diluted)	$ (0.03)	$ (0.05)	$ (0.02)	$ (0.01)	$ (0.08)
Weighted average number of
common shares	72,189,243	56,255,479	46,261,873	44,196,164	41,708,273
Common shares outstanding	75,430,541	68,255,541	48,629,157	45,224,657	43,024,657
Dividends declared	$ -	$ -	$ -	$ -	$ -

Amounts in Accordance with
U.S. GAAP:
Total assets	$12,580,798	$ 2,880,521	$ 1,734,025	$ 2,478,725	$ 2,746,016
Net working capital	$ 3,687,737	$ 2,570,878	$ 1,555,984	$ 2,136,167	$ 2,055,988
Share capital	$36,839,672	$35,977,272	$32,086,667	$ 31,744,817	$ 31,414,817
Shareholders' equity	$12,093,954	$ 2,256,019	$ 1,219,776	$ 2,469,474	$ 2,703,086
Loss from operations	$ (2,191,846)	$ (2,703,131)	$ (1,828,033)	$ 415,813	$ (1,510,846)
Loss	$ (3,011,966)	$ (2,821,335)	$ (2,335,074)	$ (539,430)	$ (3,145,142)
Loss per share (basic & diluted)	$ (0.04)	$ (0.05)	$ (0.05)	$ (0.01)	$ (0.08)
Weighted average number of
common shares	72,189,243	56,255,479	46,261,873	44,196,164	41,708,273
Common shares outstanding	75,430,541	68,255,541	48,629,157	45,224,657	43,024,657
Dividends declared	$ -	$ -	$ -	$ -	$ -

Effective March 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after March 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model. (“Black-Scholes”). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $393,000 for the year ended February 29, 2004 for stock options granted to employees and directors. This amount was determined using Black-Scholes assuming no dividends were paid, vesting occurring on the date of grant, a weighted average volatility of the Company’s share price of 95%, a weighted average annual risk free interest rate of 2.60% and an expected life of two years.

B. Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1)   The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business. The Company has limited financial resources. The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company’s:

  ability to locate a profitable natural resource;
  ability to generate revenues; and
  ability to reduce exploration and development costs.

Based upon current plans the Company expects to incur operating losses in future periods. This will happen because there are continuing expenses associated with the exploration of the Company’s properties.

(2)   The Company has no history of generating revenues and the continuing failure to generate revenues could cause the Company to cease operations.

The Company has no history of pre-tax profit. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. Failure to generate revenues or raise capital could cause the Company to cease operations.

(3)   As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgments obtained against the Company in the United States.

The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S courts based on civil liability provisions of the U.S federal securities laws against the Company or its directors or officers it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Subject to necessary registration, as an extra provincial company, under applicable provincial corporate statutes in the case of a corporate shareholder, Canadian courts do not restrict the ability of non-resident persons to sue in their courts. Nevertheless, it may be difficult for United States Shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S federal securities laws against the Company and any of the Company’s non U.S resident executive officers or directors.

(4)    The Company does not presently have insurance covering any of its natural resource properties and as a consequence could incur significant costs.

Natural resource exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest may be subject to unusual or unexpected formations, cave-ins, equipment breakdown, fire, explosion, blowouts, cratering, oil spills, rugged terrain, wildlife hazards and harsh weather conditions, all of which could result in work stoppages, damage to property, and possible environmental damage, and damage to property or personal injury. The Company does not presently have insurance covering its natural resource properties and does not presently intend to obtain liability insurance. As a result of not having insurance the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

(5)   The natural resource properties of the Company are in the exploration stage only and consequently exploration of the Company's natural resource properties may not result in any discoveries of commercial quantities of metals.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only and are without known commercial quantity of metals. Development of one or more of the Company’s natural resource properties would follow only if favorable exploration results are obtained. Natural resource exploration involves a high degree of risk and few properties which are explored are ultimately commercially developed. If the Company’s efforts do not result in any discovery of commercial quantities of metals the Company will be forced to look for other exploration projects or cease operations.

(6)   The Company’s natural resource properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.
Although the Company has sought and received such representations as it has been able to achieve from vendors in connection with the acquisition of or options to acquire an interest in its natural resource properties and has conducted its own investigation of legal title to each such property, the natural resource properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

(7)   The Company's mineral properties located in Labrador are subject to native land claims which may affect the ability of the Company to exploit mineral properties in Labrador

The Newfoundland Department of Natural Resources, has notified holders or potential holders of mineral rights in Northern Labrador that mineral rights issued by the department in Northern Labrador, which are situated within both the Labrador Inuit and Innu Nation claim areas, may be subject to “interest granted to the Labrador Inuit and/or Innu Nation under any land claim agreed to by the Government”. The claims of the Innu Nation and the Labrador Inuit could materially and adversely affect the ability of the Company to exploit mineral properties in Labrador. In addition, notice has been received from the Nunavik Inuit, through their legal counsel, of certain land claims made by the Nunavik Inuit in Labrador. The Nunavik Inuit are separate and distinct from the LIA and their land claims are in addition to those of the LIA. The Nunavik Inuit have requested that certain agreements be entered into with respect to activities to be undertaken on lands where they claim an interest. As with land claims of the Innu Nation and the Labrador Innuit, the land claims of the Nunavik Inuit could materially and adversely affect the ability of the Company to exploit mineral properties in Labrador and may prevent any exploitation of the mineral properties in Labrador on an economic basis.

(8)   Numerous factors beyond the control of the Company may affect the marketability of any metal discovered.

Factors beyond the control of the Company may affect the marketability of any metals discovered. Significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, government regulations, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining methods. The effect of these factors on the price of metals and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted.
(9)   The Company’s future performance is dependent on David Patterson and Harvey Keats. The loss of the services of either Mr. Patterson or Mr. Keats could have a material adverse effect on the Company's business.

The Company’s performance is substantially dependent on the performance and continued efforts of David Patterson, Chief Executive Officer and Harvey Keats, President. The loss of the services of either Mr. Patterson or Mr. Keats could have a material adverse effect on the Company. The Company currently does not carry any key person insurance on either Mr. Patterson or Mr. Keats. The Company does not have employment contracts or agreements with Mr. Patterson and Mr. Keats.

(10)   The possible issuance of additional shares may impact the value of the Company stock.

The Company is authorized to issue up to 200,000,000 shares of common stock. It is the Company's intention to issue more shares. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future. Additional issuance of shares by the Company will cause the current shareholders to suffer dilution.

(11)   Certain of the Company's directors are also directors and/or officers of others companies that are engaged in the business of natural resources exploration and accordingly conflicts of interest may arise and could cause the Company to lose potential exploration and development opportunities.

Messrs. Keats, Patterson, Sparkes, Thorsen and Sadler, the directors of the Company, also serve as officers and/or directors of other companies whose securities are listed on the TSX Venture Exchange, and which engage in natural resource exploration and development activities. See “Item 6(A) – Directors and Senior Management”. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation the result of which could cause the Company to lose potential exploration and development opportunities. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

(12)   The value and transferability of the Company’s shares may be adversely impacted by the limited trading market for the Company’s common stock, the penny stock rules and future share issuances. There is a limited market for the Company’s common stock in the U.S.

The Company's common stock is not quoted for trading in the United States.

The sale or transfer of the Company's common stock by shareholders in the United States may be subject to the so-called "penny stock rules."

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

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000U.S., if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000U.S. for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00U.S. or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of the Company’s common stock, assuming a market were to develop in the U.S. therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common stock and the ability of shareholders to sell their securities in the secondary market in the U.S..

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the U.S. in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

(13)   The natural resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities.

The natural resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities. Significant competition exists for the limited number of natural resource acquisition opportunities available. As a result of this competition, the Company’s ability to acquire additional attractive natural resource properties on terms it considers acceptable may be adversely affected.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Donner Minerals Ltd. (the “Company”) was incorporated as a specially limited company under the Companies Act (British Columbia) on April 25, 1966, under the name Swim Lake Mines Ltd. (N.P.L.). Effective September 11, 1974, the Company converted to a limited company under the same name. Effective October 30, 1978, the Company changed its name to Karma Ventures Incorporated. Effective December 21, 1982, the Company changed its name to Donner Resources Ltd., and effective November 7, 1997, the Company changed its name to Donner Minerals Ltd.

The Company’s office is situated at 3rd Floor, 157 Alexander Street, Vancouver, British Columbia, V6A 1B8. The Company’s telephone number is (604) 683-0564. The Company is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario, Canada. The Company’s common stock has been listed for trading on the TSX Venture Exchange since June 6, 1989. The Company's common stock has been listed for trading on the Frankfurt stock exchange since February 18, 2002. See “Item 9(A) – Listing Details and Markets.”

The Company has spent $2,506,089 over the past 3 years on acquisitions of mineral properties and exploration expenditures.

In April, 2001, the Company and certain of its partners, contributed a significant portion of its South Voisey Bay Properties to a new company, SVB Nickel Company Ltd. (“SVBN”), which company is majority owned by the Company. See “SVB Nickel Company Ltd.”

In September 2001, the Company, together with SVBN, and other South Voisey Bay Properties interest holders, entered into an option earn-in agreement with Falconbridge Limited (“Falconbridge”), whereby Falconbridge can earn a 50% interest in the South Voisey Bay Properties by spending $23 million on exploration. See “Falconbridge Option Agreement.”

In March 2003, the Company acquired, through a private placement 8,000,000 common shares and 8,000,000 warrants of Knight Resources Ltd. ("Knight"). The Company and Knight have common officers and directors. At February 29, 2004, the Company owns approximately 17% of Knight’s issued and outstanding common shares.

B. Business Overview

The Company is engaged in the location, acquisition and exploration of mineral resources properties.

The Company has since September 1995 acquired varying interest in mineral claims in Labrador, Newfoundland, referred to (collectively, the “South Voisey Bay Properties”). In September 1996, the Company granted to TeckCominco (“Teck”) the exclusive right and option to acquire up to 50% of the Company’s interest in any or all of the Company’s property interests in the South Voisey Bay Properties. In April, 2001, the Company and certain of its partners, contributed a significant portion of its South Voisey Bay Properties to a new company, SVB Nickel Company Ltd. (“SVBN”), which company is majority owned by the Company. In September 2001, the Company, together with SVBN, and other South Voisey Bay Properties interest holders, entered into an option earn-in agreement with Falconbridge Limited (“Falconbridge”), whereby Falconbridge can earn a 50% interest in the South Voisey Bay Properties by spending $23 million on exploration. Falconbridge carried out exploration programs on the South Voisey Bay Properties in fiscal 2002, 2003 and 2004. In April 2004, Falconbridge advised the Company that they will not be pursuing their option to earn a 50% interest in the South Voisey Bay Properties. See “Item 4(D) - Property, plants and equipment - South Voisey Bay Project, Labrador.”

In January 2002, the Company and Falconbridge Limited entered into a separate agreement (the ‘Labrador Regional Agreement’) to explore for Voisey’s Bay type nickel-copper-cobalt deposits in Labrador outside of the Voisey’s Bay and South Voisey Bay areas. Under the Labrador Regional Agreement, the partners have agreed to each spend a minimum of $200,000 per year, over a two year period. Any properties acquired will form part of a Joint Venture in which both the Company and Falconbridge will have a 50% interest. The Labrador Regional Agreement expired on December 31, 2003. The Company and Falconbridge did not stake any claims or acquire any properties under the Labrador Regional Agreement. See “Item 4(D) - Property, plants and equipment - Labrador Regional Agreement."

In February 2002 the Company entered into an agreement with Falconbridge to earn a 50% participating joint venture interest in the Stephens Lake Property located in Manitoba by incurring a total of $5,000,000 of expenditures by December 31, 2006. The Company is required to incur a minimum of $1,000,000 of expenditures per calendar year to keep the option in good standing. The Company has carried out exploration programs on the Stephens Lake Property in fiscal 2002, 2003 and 2004. See “Item 4(D) - Property, plants and equipment - Stephens Lake Project, Manitoba."

In June 2004 the Company entered into an agreement with Falconbridge to earn a 50% interest in the Rainbow Project located in Nunavut by incurring a total of $4,500,000 of expenditures by May 31, 2007. The Company is required to incur a minimum of $1,500,000 of expenditures per year to keep the option in good standing. See “Item 4(D) – Property, plants and equipment – Rainbow Project, Nunavut.”

All of the natural resource properties in which the Company has an interest are currently in the exploration stage without any known reserves. The Company’s primary objective is to explore its existing natural resource properties. Its secondary objective is to locate, evaluate and acquire other natural resource properties and to finance their exploration.

Environmental Regulation in Canada

All phases of the Company’s operations in Canada are subject to environmental regulations. Environmental legislation in Canada is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Environmental regulation is under the joint jurisdiction of the federal government and the provincial governments.

Although compliance with such laws is not presently a significant factor in the Company’s operations, there is no assurance that compliance with future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

During exploration, the Company will be primarily governed by provincial environmental regulations.

Work which involves mechanized activities such as drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, cannot commence until the plan has been approved by the applicable provincial government.

Federal Environmental Regulation

Under the Canadian Constitution Act of 1983, the federal and provincial governments have discrete areas of jurisdiction. For the most part, responsibility for the environment is a matter which falls under provincial jurisdiction. As a result, federal legislation and regulations do not materially affect the Company’s current operations.

The Canadian federal government does have an environmental assessment process in place embodied in the Canadian Environmental Assessment Act (the “CEAA”).

C. Organizational Structure

The Company has a 76.69% interest in SVB Nickel Company Ltd. (“SVBN”). SVBN is a Yukon company, incorporated on March 14, 2001. SVBN holds certain of the South Voisey Bay Properties.

D. Property, plants and equipment

The Company has executive offices at 3rd Floor, 157 Alexander Street, Vancouver, BC, V6A 1B8.

Effective June 1, 2004, the Company entered into a one year lease with ViewNorth Properties Ltd., whereby the Company pays $2,000 per month for rent for its executive offices and $500 per month for operating costs. David Patterson, CEO and director of the Company is also a director of ViewNorth Properties Ltd.

The Company is engaged in the location, acquisition and exploration of mineral resources properties. The Company currently holds varying interests in mineral claims located in Manitoba (the “Stephens Lake Property”), in Labrador, Newfoundland (the “South Voisey Bay Properties”), and in Nunavut (the “Rainbow Property”), as more particularly described below. The Company also investigated mineral prospects in Labrador, Newfoundland (the “Labrador Regional Properties”).

SOUTH VOISEY BAY PROJECT, LABRADOR

Property Description and Location

(Graphic)
Figure 1. Location map of the SVB property in Labrador.

The South Voisey Bay Property is located 260 kilometres north-northwest of Goose Bay and about 90 kilometres south of the Voisey’s Bay nickel, copper, and cobalt deposits. The property encompasses portions of NTS sheets 13 M/08, and 09 as well as 13N/05 and 12 (Figure 1). The main base camp for the project is located on the west shore of a large northwest-trending lake referred to as Pants Lake (location, 6145450 N, 559250 E).

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

Table 1: Mineral Licence Summary

Licence #	Date issued	Expiration Date	Units	Holder

1081M	March 16, 1995	2011/03/16	80	SVBN

10092M	April 13, 1995	2011/04/13	190	SVBN

5518M	May 12, 1995	2010/02/12	158	Donner

10093M	April 13, 1998	2010/04/13	172	SVBN

7915M	January 25, 2001	2013/02/26	12	SVBN

7934M	June 12, 1995	2009/06/12	192	SVBN

8001M	April 13, 1995	2011/04/13	190	SVBN

8002M	May 29, 1995	2011/05/29	178	SVBN

8049M	May 9, 2001	2005/06/11	102	SVBN

8110M	May 26, 1995	2012/05/26	6	SVBN

8111M	May 26, 1995	2010/05/26	150	SVBN

8190M	May 18, 1995	2014/05/18	142	Commander

8192M	May 9, 2001	2005/09/21	24	SVBN

8193M	August 21, 2001	2005/09/21	56	SVBN

8213M	August 30, 2001	2005/10/01	42	SVBN

8431M	January 18, 2002	2005/02/18	80	SVBN

8194M	August 21, 2001	2004/09/21	56	SVBN

5698M	May 12, 1995	2007/09/08	24	SVBN

8195M	August 21, 2001	2005/09/21	16	SVBN

8214M	August 30, 2001	2005/10/11	84	SVBN

8769M	May 26, 1995	2005/05/26	147	SVBN

8771M	May 19, 1995	2005/05/19	175	SVBN

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

In April 2001, the Company entered into an agreement with Cypress Development Corporation, NDT Ventures Ltd., Rcom Ventures Ltd., UC Resources Ltd. ('UC'), (collectively the 'Participants') to merge certain of the Participant's interest in the South Voisey Bay Properties into a new company, SVB Nickel Company Ltd. ('SVBN'). Subsequently, UCR acquired Rcom’s interest in the SVBN mineral licences.
All of the Company's interest in the South Voisey Bay Property was transferred to SVBN, except for its interest in the DNA (Donner / Northern Abitibi) mineral licences and DMG mineral licences (Donner/Commander) (see Figure 2). All of the other Participants transferred all of their interests in the South Voisey Bay Properties to SVBN. SVBN's initial land holdings included twenty mineral licenses covering approximately 549.5 square kilometres held 100% by SVBN, with the exception of a 37.5 square kilometres portion in which Pallaum has a 25% interest. SVBN's current land holdings include twenty mineral licenses covering 494 square kilometres (the 'SVBN Property').

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

The Company 76.69%, Cypress 11.36%, NDT 6.55%, UC 5.40%

In September 2001, an option earn-in agreement ('Falconbridge Agreement') was signed between SVBN, the Company, Northern Abitibi, Commander and Pallaum, whereby Falconbridge could earn a 50 % interest in the entire South Voisey Bay Property. In order to vest its 50% interest in the SVBN property, Falconbridge was required to incur $14 million of expenditures. In order to vest its 50% interest in the Donner/Northern Abitibi ('DNA') property, Falconbridge was required to incur $5 million of expenditures. In order to vest its 50% interest in the Donner/Commander ('DMG') property, Falconbridge was required to incur $4 million of expenditures. In order to keep the option in good standing, Falconbridge had to incur a total of at least $2 million of expenditures on the combined properties on or before December 31, 2002 and in each of the subsequent calendar years during the option. Falconbridge was the operator during the option period. Teck was also a signatory to the agreement and retained its right to earn 50% of the Company’s interest in any deposits discovered and developed in the combined property, after adjusting for Falconbridge’s 50% interest in the property. Teck could earn this interest by financing the Company’s share of feasibility costs and arranging the Company’s share of production financing.

In April 2004, Falconbridge advised the Company that they will not be pursuing their option to earn a 50% interest in the South Voisey Bay Properties.

The South Voisey Bay property comprises the following mineral licences:

(SVBN Property): 20 licences covering 494 square kilometres held 100% by SVBN with the exception of a 37.5 square kilometres portion (8111M) in which Pallaum has a 25% interest. (1081M, 10092M, 5518M, 10093M, 7915M, 7934M, 8001M, 8002M, 8049M, 8110M, 8111M, 8190M, 8192M, 8193M, 8213M, 8431M, 8194M, 5698M, 8195M, 8214M, 8769M and 8771M).

(DNA Property): One licence (5518M) covering about 39.5 square kilometres owned 52.38% by Donner and 47.62 % by Northern Abitibi ('NA').

(DMG Property): One licence (8190M) covering 35.5kilometres and owned 51.68% by Donner and 48.32% by Commander.

The following Properties have Royalty interests, as follows:

SVBN                                    1% NSR payable to Thistle Creek Resources Inc. on original claim 4483M now 8110M and original claims 4492M, 4493M, 4495M, 4365M, and 4377M now forming part of 7934M

0.375% NSR payable to Prior Resources Ltd. on 2663M now 8002M, 3311M now 8431M, 5670M now part of 8771M and 8769M and 5517M now part of 8771M
0.019% NSR payable to Taurus Explorations Ltd. on 2663M, 3311M, 5670M and 5517M

                                               3% NSR payable to Newfoundland Mining & Exploration Ltd. on 1081M. Up to 2% percentage points may be bought at $1,000,000 per percentage point.

                                                3% NSR payable to Lawrence Barry on 1456M now part of 8001M. Up to 2% percentage points may be purchased at $1,000,000 per percentage point.

                                               3% NSR payable to Don Hawco on 6624M now 8111M, obligation to be shared 75% by SVBN and 25% by Pallaum
                                               Minerals Ltd. Up to 2% percentage points may be bought at $750,000 per percentage point.

                               2.5% NSR payable to Carl von Einsiedel on 4264M now 8002M

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

In land rights and self-government negotiations, the Innu Nation represents the Innu. It is currently negotiating an Agreement-In Principle with the governments of Canada and Newfoundland and signed a Framework Agreement, the first major step towards a land rights settlement, in March 1997. On June 25th, 2001, the Labrador Inuit signed an Agreement – In – Principal ('AIP') with the government of Newfoundland and Labrador, a major step towards a final land claims agreement.

On September 21st 2001, Falconbridge and the Company signed an agreement with the Innu Nation, which defines the terms under which exploration activities will be carried out at South Voisey Bay, including archaeological and wildlife studies, environmental monitoring, and providing Innu jobs and business opportunities. This agreement is in place until such time as there is a land claims settlement. If it is mutually acceptable to all parties, the agreement can be modified on a yearly basis.

There are several environmental sensitivities that are mainly addressed in the agreement that Falconbridge and the Company signed with the Innu Nation. Guidelines and actions to be undertaken by Falconbridge and the Company are as follows:

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

The Department of Mines and Energy, Mineral Lands Division requires exploration approval for carrying out mineral exploration in the province of Newfoundland and Labrador. All exploration programs have to be in compliance with Section 5(4) of the Mineral Act. All field personnel have to be familiar with and observe the “Guidelines for Exploration and Construction Companies” and the Mineral Regulations, sections 41-46. In addition, all permit applications are reviewed by the following departments: Mineral Claims Recorder; Exploration Monitor Geologist; Mines and Energy; LIA; Wildlife Division; Cultural Heritage Division; Labrador Aboriginal Affairs; DFO; Canadian Wildlife Services; Environment Canada; Government Service Centre; Environment; MHA Torngat Mountains; Innu Nation; and Crown Lands Division.

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

Topographic relief on the property ranges from 150 to 500 m above mean sea level. The terrain is generally rugged with lower elevations characterized by till-covered valleys forested with black spruce, tamarack and shrubs. Higher ground is open with low shrubs, grassy meadows and barren outcrop. Numerous outcrops at higher elevations are striated and polished on their west side and plucked to the east. Striations and roche moutoneé indicate a prominent west to east glaciation.

Typical seasonal variation includes long snowy winters from mid-November until April. Temperatures are consistently below zero and often reach minus 30 degrees Celsius. Lakes typically don’t break up until the first week of July. The short summer is usually quite hot, with temperatures reaching plus 30 degrees Celsius.

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

(Graphic)
Figure 2. Revised simple geolgical map of the South Voisey Bay Property.

The Pants Lake intrusive complex intrudes the gneissic rocks of Churchill age and also the anorthositic rocks and the rapakivi granites of the Harp Lake complex. The basal contacts with the underlying rocks are sharp, shallow dipping and at an angle with the enclosing gneisses. They are also marked by a variable thickness of hornfels in which the garnets in the paragneisses are partially or totally transformed to either cordierite or orthopyroxene as previously noted by Kerr (1999). The complex has been divided into two units based on geochemistry and on age: the North Gabbro (1322 ± 2 Ma; Smith et al., 2001) and the South Gabbro (1338 ± 2 Ma; Connelly, 2001). Internal relationships in the intrusions are complex as several gabbroic phases intrude one another and a number of authors have suggested that the different gabbroic phases may represent multiple intrusions rather than being part of one layered intrusion (Figure 2).

The North Gabbro is formed of several lobes (Mineral Hill, Worm, Happy Face, North, NDT) of a complex nature that may represent different intrusions of the same composition. This intrusive complex appears to be a sheet-like body gently dipping to the NW in the NDT and North lobes with probably an abrupt end at the west margin. It dips to the N and NE in the Happy Face lobe. A large occurrence of gneiss, with an adjacent actinolite altered gabbro, halfway between the NDT and North lobe, is believed to be a portion of the upper contact. At this point the intrusion thickness is approximately 350 m. A long thin intrusion referred to as the 'Worm Gabbro' is found between the North Gabbro and South Gabbro. The eastern contact of the Worm Gabbro was observed in the field as almost subvertical, but was interpreted as dipping at 35° to the east (Kerr, 1999) below the gneisses. Gravity profiles suggest a subvertical body of shallow (<150 m) depth extent. A number of magnetic and topographic lineaments are coincident with the Worm Gabbro, suggesting that either its emplacement or current exposure level was controlled by a fault structure.

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

Upon completion of Geoterrex fixed-loop PROTEM surveys in the area of hole 97-89, Labrador Exploration Services Ltd., of Goose Bay, Labrador, were contracted to complete 7 kilometres of HLEM surveys to further examine the shallow anomaly detected in this area. A single line anomaly was detected within the immediate area of drill hole 97-089. This anomaly could not be traced to the west as severe topography prevented establishment and surveying of grid lines. Due to limited survey coverage of the anomaly, a definitive interpretation of the conductor’s orientation and attitude could not be established (Fitzpatrick et al., 1999), (Appendix II & III). The 1998 field program was carried out by Teck under contract to the Company, the operator of the various joint ventures.

1999: In June 1999, the Company and its joint venture and option/earn-in partners approved a $2.75 million 1999 Exploration Program for the South Voisey Bay Property. The approved 1999 program was to consist of airborne, ground and borehole geophysics and diamond drilling.

Due to poor market conditions, the Company’s joint venture partners elected not to contribute their cost share of the 1999 Exploration Program. The Company decided to fund at least the first stage of the 1999 program thereby diluting certain joint venture partners interests as provided for in the various joint venture agreements.

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

2000: Commander proposed a 2000 Program (DMG property only) of $726,000 to consist of ground geophysics and 1,800 metres of diamond drilling. The Company decided not to participate in this program and to dilute it’s interest in the DMG Property accordingly. The Company also agreed to Commander operating the 2000 Program.

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

2003: Exploration in 2003 consisted of a 2,129 line kilometre MegaTEM airborne electromagnetic and magnetic survey, a 140 square kilometre audio magneto tellurics (AMT) survey, 165 kilometres of linecutting, 77 kilometres of grid re-establishment, 8 fixed large loop TEM surveys, 1,275 metres of diamond drilling in 3 holes drilled to intersect high-conductance electromagnetic targets detected in the 2003 geophysical programs, coincident with gravity anomaties, and down-hole ultra-low frequency TEM surveys of each 2003 hole. Drilling outlined new extensive magmatic sulphide bodies along the base of previously untested gabbroic units just to the east of the exposed North Gabbro. All 3 holes intersected disseminated, blebby and narrow widths of semi-massive and massive nickeliferous sulphide that occur within an olivine and hybrid gabbro unit at the base of the Pants Lake Intrusive Suite. Assay results show the sulphides contain less that 1% nickel. Nickel tenors are generally low but the tenor of some sulphides range between 1% and 2%. The best assay was 1.22% nickel, 0.31% copper, 0.17% cobalt and 28.6% sulphur with a nickel tenor of 1.65%.

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

Between 1995 and 2003, a total of 36,312 metres of diamond drilling in 148 holes have been carried out on the South Voisey Bay property as follows: 1995 - 303 metres in 3 holes; 1996 - 4,096 metres in 5 holes; 1997 - 12,419 metres in 44 holes; 1998 - 12,261 metres in 40 new holes and 2,588 metres in 5 deepened 1997 holes; 2000 - 1,310 metres in 2 holes; 2002 - 1,970 metres in 5 holes; 2003 – 1,275 metres in 3 holes.
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

STEPHENS LAKE PROJECT, MANITOBA

(Graphic)
Figure 1 - General Location Map

Property Description and Location

  The Stephens Lake property (the 'Property'), is centered on latitude 56°21’N and longitude 94°22’W, approximately 250 kilometres northeast of Thompson and 20 kilometres east of Gillam, Manitoba (Figure 1).

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

Table 1 - Stephens Lake property status and renewal dates

Permit	Name	Hectares	Date Acquired	Term	Renewal Date

SP01-03 [2]	Stephens Lake	53 457	15-Feb-2001	5 years	15-Feb-2006
SP01-07 [2]	Long Spruce	46 315	27-Feb-2001	5 years	27-Feb-2006
SP02-01	Angling River	40 753	21-Feb-2001	5 years	21-Feb-2004
P218 [2]	Hayes River	47 313	15-Feb-2001	3 years	15-Feb-2004
P232 [2]	Pennycutaway	5109	21-Feb-2002	3 years	21-Feb-2005
P222 [1]		18 082	18-Apr-2001	3 years	18-Apr-2004
MEL49 [1]		14 061	02-Nov-2002	5 years	02-Nov-2007
MEL53		19 639	13-Nov-2002	5 years	13-Nov-2007
MEL54		18 042	13-Nov-2002	5 years	13-Nov-2007
MEL55		64 ,523	13-Nov-2002	5 years	13-Nov-2007
MEL56		53 590	13-Nov-2002	5 years	13-Nov-2007

    1 Optioned from 4378831 Manitoba Ltd.
    2 Reduced 18-Feb-2003.
  On February 20th, 2002, the Company entered into an agreement with Falconbridge, for the exploration of an interpreted extension of the Thompson Nickel Belt.

  The Company has the option to earn a 50% participating joint venture interest in the Property by incurring a total of $5 million of expenditures on exploration and related work on or before the end of December 2006. The Company is required to incur a minimum of $1,000,000 of expenditures per calendar year to keep the option in good standing. These expenditures may be accelerated, at the Company’s option, and applied to future years’ expenditure requirements.

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

  The Company and Falconbridge both have a right of first refusal to purchase all or any part of the other party’s interest in the Joint Venture.

  Accessibility, Climate, Local Resources, Infrastructure and Physiography

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

  Regional infrastructure in the area includes a 57,000 ton vessel size (4 deep sea berths) port at Churchill, 270 kilometres north of Gillam, and daily railway service between Gillam and Churchill. Gillam is an established hydroelectric town, and supports a production of about 70% of Manitoba’s hydroelectric power from 3 stations – Kettle, Long Spruce, and Limestone Generating Stations (Manitoba Hydro 2001 Annual Report). Further expansions to generating capacity on the Nelson River are under consideration at present.

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

  Sherritt Gordon Mines Ltd. completed an airborne electromagnetic and magnetic survey in the spring of 1970 over the central-southern portion of NTS 54D and the central northern portion of NTS 53M (Airborne Permit#65). The survey was flown by Canadian Aero Services Ltd. and covered an area of about 3716 kilometres. The survey was performed using a Sherritt Gordon aircraft equipped with a Hunting-type 2 quadrature system and a Newmont design – proton precession magnetometer.
  Between 1968 and 1975, several geological mapping projects were initiated by the government of Manitoba in an attempt to map portions of the Lower Nelson River that would later be affected by Manitoba Hydro’s Nelson River hydroelectric projects (Table 2).

  The first geological mapping project was done in 1968 by I. Haugh (1968) and was designed to recover maximum geological information prior to the extensive flooding related to the construction of the Kettle Generating Station. The Kettle Generating Station was completed in 1971. Flooding of the fore bay formed what is now known as Stephens Lake. At this time, almost all outcrop exposures studied by Haugh and Elphick (1968) have been covered by flooding. Haugh and Elphick’s mapping area extended from the present day Kettle Generating Station, west to Gull Rapids and from the north-western tip of Stephens Lake, formerly known as Moose Bay, southwards to the Nelson River. The project took two months to complete.

  In 1974, Frolinger (1974) conducted a three week mapping project along the Nelson River downstream from the newly constructed Kettle Generating Station to the proposed site of the Long Spruce Generating Station. Outcrops along the Nelson River were examined prior to flooding of the Long Spruce Generating Station fore bay. In 1975, Frolinger, Corkery and Hubretse continued mapping from the Long Spruce Generating Station site downstream to the boundary between the Precambrian basement and the Paleozoic cover located near the SP01-07 – P218 property boundary. The downstream portion of this mapping project covered outcrops that were soon to be flooded by the construction of the Limestone Generating Station (Corkery, 1975; Corkery and Lenton, 1980).

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

  In 2000, M.T. Corkery of the Geological Survey of Manitoba and C. Bohm of the University of Alberta returned to the Gull Rapids Area and Stephens Lake to map and sample new outcrops that had recently been exposed. The results of the sampling are not yet published, as some of the samples are being age-dated. This recent return to Stephens Lake was also prompted by Manitoba Hydro’s proposal of constructing another hydroelectric generating station at the Gull Rapids site. Manitoba Hydro has recently agreed to fund three related geological graduate research projects in the Gillam-Assean Lake-Split Lake region.

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

  The bedrock geology of the property is not well documented because of the lack of outcrop and limited, previous geological mapping. However, rocks that are exposed are composed of psammitic, pelitic, migmatitic, and tonalitic rocks (Figure 2). Also, the regional airborne magnetic survey data (e.g., see Manitoba Geological Survey – Geological Survey of Canada joint release of digital geophysical database for Manitoba, OF99-12) clearly defines a number of strong, linear, convoluted magnetic anomalies within the Stephens Lake Belt that may represent buried mafic-ultramafic intrusions and associated iron formations.

  (Graphic)
  Figure 2 - Geology map of the Stephens Lake area (modified after Corkery et at., 1992)
  Exploration

  The Company and Falconbridge as operator carried out the following work on the Property in 2002, 2003 and 2004:

  2002: Exploration in 2002 consisted of a 9,500 line kilometre GEOTEM airborne electromagnetic and magnetic survey with follow-up ground horizontal loop electromagnetic and magnetic surveys carried out on 10 surface grids over prioritized airborne conductors in November and December 2002.

  2003: Exploration in 2003 consisted of a horizontal loop electromagnetic and magnetic survey over one extra grid over a prioritized airborne conductor, the extension of two grids from 2002 with electromagnetic and magnetic surveys, three diamond drill holes totalling 992 metres, drilled to test three geophysical targets, and a 6,200 line kilometre GEOTEM airborne electromagnetic and magmatic survey over portions of the property not covered in 2002.

  2004: Exploration in 2004 consisted of ground electromagnetic and magnetic surveys on 16 grids over prioritized conductors and 2,467 metres of diamond drilling in 10 diamond drill holes.

  Mineralization

  No mineralization of economic significant or ultramafic rocks have been encountered in the 13 drill holes drilled by the Company and Falconbridge on the Property. Ultramafic rocks have been intersected by previous owners and barren sulphide iron formation has been intersected by the Company and Falconbridge. Ultramafic rocks and sulphide iron formation are considered crucial to the development of nickel sulphides similar to the Thompson mine.

  Diamond Drilling

  In 2003 and 2004 a total of 3,459 metres of diamond drilling were carried out on the Stephens Lake Property as follows: 2003 – 992 metres in 3 holes; 2004 – 2,467 metres in 10 holes.

  All diamond drill holes were targeted an electromagnetic and magnetic anomalies. No ultramafic rocks were intersected in any of the diamond drill holes and all conductors were explained by sulphide iron formation, other iron sulphides, graphite or oxide iron formation in metamorphic rocks. No significant assays were returned from any of the drill holes.

  LABRADOR REGIONAL AGREEMENT

  In January 2002, the Company and Falconbridge Limited entered into an agreement (the 'Labrador Regional Agreement') to explore for Voisey’s Bay type nickel-copper-cobalt deposits in Labrador outside of the Voisey’s Bay and South Voisey Bay areas. Under the Labrador Regional Agreement, the partners agreed to each spend a minimum of $200,000 per year, over a two year period. Any properties acquired would form part of a Joint Venture in which both the Company and Falconbridge will have a 50% interest.

  In the first year of the agreement, a field program consisting of geochemical, geological and geophysical surveys, and property evaluation was carried out in July and August 2002. The Company and Falconbridge carried out follow-up work in 2003 on areas of interest identified by the 2002 program. The results of this work did not result in the acquisition or staking of any ground. The Labrador Regional Agreement expired on December 31, 2003.

  RAINBOW LAKE PROJECT

  Property Description and Location

  The Rainbow Lake Project is centered on Longitude 99°0' W and Latitude 61°20' N and is located 260 km to the west of Arviat, Nunavut, and 380 km northwest of Churchill, Manitoba. The Rainbow Nickel Project location can be seen in Figure 1.

  In early May, 2004 Falconbridge staked 20 mineral claims over the known mineral occurrences and ultramafic lithologies covering 17,980 Ha.

  Figure 1. Rainbow Nickel Project Location

  (Graphic)

  Table 1 presents the individual claim details.

  The claims are located on Inuit Owned Lands which are administered by the Kivalliq Inuit Association based in Rankin Inlet, Nunavut. A Land Use Permit for these lands has been granted to Falconbridge Limited allowing for exploration on the Inuit Owned Surface Land Parcels.

  Table 1. Rainbow Project Mineral Claims (Staked May 1-3, 2004)

Claim Name	Claim Number	Date Staked	Area (Ha)

RNB01	67515	May 1, 2004	1024

RNB02	67516	May 1, 2004	1024

RNB03	67517	May 1, 2004	1024

RNB04	67518	May 2, 2004	1024

RNB05	67519	May 2, 2004	1024

RNB06	67520	May 2, 2004	1024

RNB07	67521	May 3, 2004	1024

RNB08	67522	May 3, 2004	1024

RNB09	67523	May 3, 2004	1024

RNB10	67504	May 1, 2004	1024

RNB11	67505	May 1, 2004	1024

RNB12	67506	May 1, 2004	1024

RNB13	67507	May 2, 2004	912

RNB14	67508	May 2, 2004	886

RNB15	67509	May 2, 2004	670

RNB16	67510	May 2, 2004	1017

RNB17	67511	May 3, 2004	1004

RNB18	67512	May 3, 2004	851

RNB19	67513	May 3, 2004	215

  On June 18, 2004 Donner Minerals Ltd. (“Donner”) signed an option earn-in agreement with Falconbridge Limited (“Falconbridge”) to acquire a 50% interest in the Rainbow Lake Project (the “Project”) by incurring a total of $4,500,000 of expenditures on exploration and related work on or before May 31, 2007. Donner is required to incurr a minimum of $1,500,000 of expenditures per year to keep the option in good standing. Donner has committed to the first year’s expenditures. Provided Falconbridge has at least 35% interest in the Joint Venture after Donner has earned it’s 50% interest in the Project, Falconbridge will be entitled to designate any part of the Project as a Specific Project, and will have the right to increase its interest in the Specific Project by an additional 15% by carrying out a Feasibility Study on the Specific Project and to be operator of the Specific Project. Donner and Falconbridge both have a right of first refusal to purchase all or any part of the other party’s interest in the Joint Venture.

  Exploration will be carried out by Falconbridge, under the direction of a Management Committee comprised on one representative from each of the Company and Falconbridge. Falconbridge will be entitled to charge an administrative and overhead charge of 10% of direct project costs during the option period. Falconbridge has the off take right to all concentrates produced from the property.

  Accessibility, Infrastructure and Physiography

  The claims area can be accessed by helicopter or fixed-winged aircraft on floats/skis from Arviat, Nunavut, Thompson, Manitoba, or Churchill, Manitoba. A large gravel airstrip owned by Barrick Gold Corporation is located approximately 21 km to the East of the main mineral showing at Cullaton Lake Gold Mine. Barrick Gold retains a property lease at the runway site and has granted Falconbridge use of the airstrip to support the 2004 summer exploration program.

  A camp is currently being established on crown land north of the Cullaton Lake Airstrip to support the 2004 exploration program.

  History

  Below is a chronological list of know work done in the Rainbow Lake area:

  1952       Geological mapping of region by GSC on 1:1,000,000 scale (Wright , 1967)

  1952       INCO conducted a reconnaissance program resulting in the discovery of nickeliferous sulphide boulders and numerous gossans in the Griffin Lake area. Grab samples from some of the boulders provided assays up to 2.85% Ni and 0.39% Cu. No work reports on this program were filed with the Government.

  1953       INCO completed airborne and ground surveys. These were followed up by a five-hole diamond drill program totaling 840 m.

  1962-1963   Selco Exploration examined gold showings on the north shore of Hook Lake (Power,
                                  1982)

  1962-1967   Intermittent geological mapping at 1:250,000 by GSC (Eade, 1974)

  1969                       Eldorado Nuclear Limited prospected the area for uranium (Power, 1977)

  1973                       Geological mapping by GSC at 1:250,000 (Eade & Chandler, 1975).

  1975-1977           Noranda prospected and mapped parts of the area mainly for gold, high grade nickel mineralization was discovered. An INPUT airborne geophysical survey was completed in 1976 for Noranda, followed by mapping and ground geophysical surveys.

  1990-1991         Noranda exploration work led to a focus on the possibility for large tonnage high-grade komatiitic nickel deposits of the Kambalda type in the mafic volcanic dominated Kaminak greenstone belt.

  1995                  INCO conducted an exploration program consisting of reconnaissance mapping and geochemical sampling which reconfirmed previous results, warranting further investigation of the extent of nickel mineralization in the Rainbow Lake area.

  Geological Setting

  Regional Geology (compiled from INCO, 1995 Work Report)

  The Griffin Lake area occurs within the southwest portion of the Archean Rankin-Ennadai Greenstone Belt. The area has been described in a cursory manner by Eade (1974). The volcano-sedimentary sequence in the Griffin Lake project area consists of basalt-andesite, clastic metasediments, iron formations, and ultramafic flows (Table 2). Collectively, they comprise a 35 km long, east-west-trending, 4-10 km wide homoclinal sequence, with dips commonly 30° to the south. It should be noted that the Archean age ascribed to this sequence is by inference rather than by definitive proof. The supracrustals are bounded to the southeast by Aphebian Hurwitz quartzite, and by Aphebian (1650 Ma) granite to the west and south. Granite gneisses are found along the northern boundary. The metamorphic grade is interpreted to be amphibolite facies, although portions of the area are most likely within upper greenschist to lower amphibolite facies. Table 2 presents the regional geological formations.

  Structurally, the volcano-sedimentary sequence is atypical of most Archean assemblages because of the shallow southerly dips. The 30° dip is more akin to the dip exhibited by Hurwitz metasediments. Previous workers interpreted tops to the south. However, during the 1995 INCO program, rare pillowed basalts were found, indicating that tops are to the north. This indicates that the sequence is overturned. Indirect evidence of numerous north-south northwest-southeast, and northeast-southwest-trending faults is provided by apparent abrupt terminations of lithologies.

  Table 2. Geological Formations

PROTEROZOIC

Hurwitz Group (undivided sediments)

Granite, Syenite

ARCHEAN

Granite Gneiss

Iron Formation

Metasediments (undivided)

Ultramafic Flows

Mafic Flows

  Local Geology (from INCO/NORANDA, 1977-1995 Work Reports)

  The 30 km long, volcano-sedimentary sequence covered by the Rainbow Nickel claims is interpreted to be overturned, with dips of 30-350 to the south, and tops to the north. In decreasing order of abundance, the Archean supracrustals consist of basalt-andesite, ultramafic flows, greywacke type sediments and their gneissic equivalents, and iron formation.

  The basalt-andesite occurs to the north and south of the ultramafic. Flows are predominantly massive and have been altered to fine grained amphibolite. Rare pillowed flows are also present. However, topping directions are very difficult to determine due to the deformation that commonly occurs within the pillowed flows. Only at one location, within a lens of basalt hosted by massive ultramafic flows were tops well defined. Three pillows provided topping directions to the north. The contacts between basalt and ultramafics are not exposed anywhere on the property.

  The ultramafic sequence attains a maximum surficial width of 1.4 km in the central portion of the property. The width diminishes to less than 500 m in the west, and to less than 200 m in the east. Outcrop density ranges from about 30% in the central part to less than 5% in the west and east. Previous workers interpreted the easternmost portion of the sequence to parallel the northeast shore of Griffin Lake, extending beneath the Hurwitz quartzites to the east. However, there are indications that many of the most easterly outcrops are amphibolite rather than ultramafic.

  The sequence is dominated by spinifex-textured flows within the southern (stratigraphically lowest) half, and by massive flows in the northern half. Furthermore, most of the spinifex-textured flows are found in the central, thickest part of the sequence. This overall disposition of flow morphologies provides the impression that the spinifexoid flows may have been emplaced in a laterally restricted topographic low. These flows were then capped by thicker and much more laterally extensive massive flows.

  The spinifexoid flows do not conform to the classic model, which consists of a downward-coarsening spinifexoid top and a massive basal portion. Rather, the flows commonly consist of coarse to very coarse spinifex (up to 30 cm in length) which is usually brecciated at one or both contacts. There are areas where fine grained and coarse grained spinifex is present, but their relationships cannot be readily discerned; in many outcrops, the spinifexoid rock has been highly brecciated, and forms a chaotic mélange of fragments.

  The outcrop which was the subject of an undergraduate thesis (Hall, 1978) was examined on two separate occasions. The high degree of lichen cover precluded corroboration of Hall's conclusion that tops are to the south.

  The massive flows are volumetrically dominant, and are easily identified from a distance by their orange-brown weathering colour. They range from fine to medium grained, and invariably contain up to several percent black serpentinized olivine phenocrysts that rarely exceed 1 cm in diameter. However, in the central portion of the sequence, the northernmost flow contains several percent phenocrysts that are up to 5 cm in diameter. The apparent thickness of the flow is in excess of 50 m, and its width is at least l km.

  The massive flows commonly exhibit polygonal jointing, with individual polygons ranging from a few tens of centimetres to almost 1 m in diameter. They appear to be cooling joints.

  All primary silicates have been altered to serpentine, amphiboles, and chlorite.

  Iron formation has been observed at several locations in the claim group. Thickness ranges up to several tens of metres. In general, it consists of highly schistose lean cherty sediment with variable percentages of chloritic mudstone interbeds. Very minor pyrrhotite and rare pyrite were found at a few locations. However, since numerous airborne electromagnetic responses are associated with some of the iron formations, it is quite probable that significant quantities of sulphide are present at depth. Falconbridge will investigate this potential during the 2004-5 exploration program.

  Mineralization

  The Main Zone (from INCO/NORANDA, 1977-1995 Work Reports)

  The main mineralized zone is an area of 300 X 100 meters immediately north of Rainbow Lake. Nickel mineralization is present in two different modes. Outcrops of rusty weathering serpentinized peridotite carry intermittently finely disseminated sulphides assaying up to 0.58% Ni. In addition, there are some 20 occurrences of massive sulphide boulders within the main mineralized zone. The boulders weather deep-chocolate brown and vary in size from less than 5 cm to 40 cm diameter. They are medium grained, with pyrrhotite and minor chalcopyrite and variably oxidized. To date, no combined host rock-massive sulphide boulders were found, leaving the nature of the host rock in doubt. The boulders examined in the 1991 Noranda field sampling program returned assay values to 2.65% Ni, 0.38% Cu and 0.12% Co. Their source is expected to be nearby, but it is not known. This area was sampled by Noranda personnel in 1977 and 1982, when assay values to 2.15% Ni were obtained.

  West Zone (from INCO/NORANDA, 1977-1995 Work Reports)

  Approximately 1100 meters to the WSW finely disseminated sulphides are present in brownish weathering serpentinized peridotite komatiite. Samples analysed by Noranda in 1991 with 5% sulphide assayed up to 0.48% Ni. The serpentinites are exposed in low hillocks. Contacts are invariably covered by overburden.

  Glacially Transported Boulders (East Area, from NORANDA, 1977-1991 Work Reports)

  Glacially transported boulders of mineralized serpentinite are located approximately 1000 m SE of the main mineralized zone. The material carries to 10% finely disseminated sulphides and assay results show up to 0.85% Ni. The boulders were found as a result of a boulder search. In 1977, Noranda geologists located two massive pyrrhotite boulders in the general area which assayed 4.7% Ni and 7.4% Ni. It is likely that these boulders are derived from a yet to be discovered, mineralized zone 300 to 800 m to the northwest.

  Exploration

  To date, nickel exploration in the Rainbow Lake area has been mostly restricted to geochemical sampling and reconnaissance mapping. Noranda has flown an airborne geophysical survey over the mineralised area for which data is available, but no modern geophysical work has been done to detect deeper lying conductors. Falconbridge intends to conduct an airborne (GEOTEM) geophysical survey over the claims and other areas of potential interest and follow this with deep sensing ground geophysical surveys. Promising conductors will then be tested by diamond drilling either in the 2004 or 2005 field season, dependant upon weather, time, and drill availability.

  Drilling

  INCO has reported historical drilling (1953) near the main zone of mineralization totalling 840 m, but evidence has only been seen for three of these holes. INCO reported “interesting, albeit minor intersections of nickel and copper mineralization” in these early holes.

  Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

  This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

  The statements under “Operating and Financial Review and Prospects,” “Information on the Company,” and “Property, plant and equipment” and located elsewhere herein regarding industry prospects (the “Statements”) and the Company’s financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”) are disclosed in this Report, including, without limitation, in conjunction with the forward-looking Statements included in this Report under “Item 3(C) – Risk Factors.” All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement.

  A. Operating Results

  United States Generally Accepted Accounting Principles

  See note 14 to the Consolidated Financial Statements for the material difference between Canadian GAAP and United States GAAP as applicable to the Company’s operations.

  Critical Accounting Policies

  The Company prepares its Consolidated Financial Statements in conformity with Canadian GAAP, which conform in all material respects to United States GAAP, except for those items disclosed in note 14 of the Notes to the Consolidated Financial Statements. For United States readers, the Company has detailed the differences and has also provided a reconciliation of the differences between the United States and Canadian GAAP, where applicable, in note 14, as referred to above.

  The preparation of the Company’s Consolidated Financial Statements requires it make estimates and judgments that affect its reported amounts of assets, liabilities, revenues and expenses. The amounts recorded for valuation of non-producing mineral properties, future income taxes, useful lives of capital assets and valuation of long-term investments are based on estimates. Furthermore, on an ongoing basis, the Company evaluates its estimates, including those related to asset impairment and contingencies. These estimates are all based on information that is currently available to the Company and on various other assumptions that it believes to be reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material. Actual results could vary from those estimates under different assumptions and conditions.

  The Company lists all of its significant accounting policies in note 2 to its Consolidated Financial Statements. Of those significant accounting policies listed in note 2 to the Consolidated Financial Statements, the Company has identified the following critical accounting policies, which are believed to be the most critical in fully understanding and evaluating the reported financial results:

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

  The Company reviews the carrying values of mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated net recoverable amount, an impairment provision is made for the other than temporary decline in value.

  Accounting for Stock-based Compensation

  Effective March 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after March 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model. (“Black-Scholes”). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

  The fair value of the stock options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. Any consideration paid on exercise of stock options together with and the related portion of contributed surplus is credited to share capital.

  Accounting for Investments in which the Company Exerts Significant Influence

  Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company’s share of earnings or losses and reduced by dividends and distributions received. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

  Future Income Taxes

  Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carryforwards and other deductions. The value of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

  Differences between Canadian GAAP and U.S. GAAP

  The following discussion of operating results and liquidity and capital resources is based on the Company’s Canadian GAAP financial statements (see Item 17). The Company has provided a reconciliation of Canadian GAAP to U.S. GAAP in the financial statements (note 14).

  Year ended February 29, 2004 (“Fiscal 2004”) compared to February 28, 2003 (“Fiscal 2003”)

  The Company incurred a loss of $2,167,681 (2003 - $2,865,222). The Company’s loss per share was $0.03 for 2004 compared to a loss per share of $0.05 for 2003.

  The Company expended $950,719 (net of $116,483 received in the form of government grants) on its Stephens Lake Project (2003 - $925,622, net of $92,679 received in the form of government grants) and $132,335 on its Labrador Regional Project (2003 - $241,518). The Company has not expended any funds (2003 - $1,077) on its South Voisey Bay properties because Falconbridge was incurring the exploration costs in order to earn a 50% interest in the South Voisey Bay Project. During April 2004, Falconbridge notified the Company that they will not be pursuing the 50% option earn-in on the South Voisey Bay Project.

  Using the fair value method for stock-based compensation, the Company recorded a charge to earnings of $393,000 for the year ended February 29, 2004 for stock options granted to employees and directors.
  The Company recorded stock-based compensation of $116,560 for 2003. If the Company used the fair value based method of accounting for stock-based awards granted to employees and directors, the Company would have incurred an additional $1,123,620 of stock compensation in 2003.

  Promotion and travel have both decreased in 2004 compared to 2003 because Management did not spend as much time traveling throughout Canada and Europe, and undertaking fund raising activities. During 2003, the Company revised and updated its internet website and printed significantly more promotional material.

  The Company’s administration and management fees were $471,400 during 2004 compared to $676,500 for 2003, a decrease of $205,100. Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company. The Company’s business and projects required less management time during fiscal 2004. The Company paid $166,400 (2003 - $230,000) to the President, $159,000 (2003 - $192,000) to the CEO and $53,000 (2003 - $120,000) to the exploration manager for management and technical services.

  The Company paid an arms-length private company $93,000 (2003 - $136,000) for accounting, secretarial and general administrative services and paid the same company $48,000 (2003 - $48,000) for rent.

  The Company paid British Columbia capital tax of $79,770 in 2004 (2003 - $nil) relating to capital taxes accrued in 2003. As at February 28, 2003, the Company accrued $159,412 for capital taxes owing and this amount was charged to office and miscellaneous. Because the actual amount of capital tax owing was less than the amount accrued, the Company credited the $79,642 of remaining capital tax accrual to office and miscellaneous in 2004. These accruals and credits are the primary reason for the large variance in the office and miscellaneous expense from 2003 to 2004. The Company has no capital tax liability for fiscal 2004 and beyond due to the elimination of the British Columbia capital tax and the increased threshold of the federal large corporate tax.

  The Company subscribed for, through a private placement, 8,000,000 units of Knight Resources Ltd. (“Knight”) at a total cost of $800,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the Company to purchase one additional common share of Knight at a price of $0.15 per share expiring March 25, 2005. As at February 29, 2004, the Company owns 8,160,750 common shares of Knight which is approximately 17.4% of the outstanding common shares. This investment is accounted for using the equity method. Knight has directors and officers in common with the Company.

  The cost of the Company’s investment in Knight exceeded its share of the underlying fair value of Knight’s net assets at March 21, 2003, the deemed date of acquisition for accounting purposes, by approximately $571,000. This excess is attributable to Knight’s mineral properties and will be amortized against the Company’s share of Knight’s net income or loss if and when production is attained.

  As at March 21, 2003, the Company changed its method of accounting for its investment in Knight from the cost method to the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company’s share of earnings or losses and reduced by dividends and distributions received. As at March 21, 2003, the carrying value of the investment in Knight was $828,518. The Company’s share of Knight’s net loss from March 21, 2003 to February 29, 2004 was $1,060,200. As a result of share issuances by Knight after March 21, 2003 and up to February 29, 2004, the Company recorded a gain on deemed disposition of $991,103.

  During the year ended February 29, 2004, the Company received proceeds totaling $311,556 for the redemption of the Knight convertible debenture. The redemption included 100% of the principle, being $280,000, and accrued interest of $31,556. The convertible debenture was written down in prior periods to reflect its market value, and consequently, the Company reported a gain on redemption of $267,254.

  On June 1, 2004, the Company moved its executive offices and signed a one year lease with ViewNorth Properties Ltd. for rent of the premises. The Company will pay rent of $2,000 per month. The Company and ViewNorth Properties Ltd. have a director in common, David Patterson.

  Year ended February 28, 2003 (“Fiscal 2003”) compared to February 28, 2002 (“Fiscal 2002”)

  The Company incurred a loss of $2,865,222 (2002 - $1,094,693). The Company’s loss per share was $0.05 for 2003 compared to a loss per share of $0.02 for 2002.

  Effective February 28, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having a commercial body of ore will be capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

  The new policy was consistent with current reporting practices in the mining industry and management considered the change appropriately presents the Company’s operations and financial position. This change, which has been applied retroactively with restatement of prior years, increased (decreased) net loss by $926,699 for 2003 (2002 - $222,767; 2001 – ($784,162)). Loss per share increased by $(0.02) for 2003 (2002 - $Nil) and decreased by $0.02 for 2001. As at February 28, 2003, advances for exploration increased by $480,173, deficit increased by $13,531,230, mineral properties decreased by $16,557,177 and non-controlling interest decreased by $2,544,910.

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

  Promotion has increased by $197,205 due to Management traveling throughout Canada and Europe promoting the new exploration being carried out on the Company’s projects. The Company revised and updated its internet web site and printed significantly more promotional material. Management attended several additional mineral exploration and investment conferences during the 2003 fiscal year compared to 2002. Incurring these extra costs have resulted in the Company raising net proceeds of $3,323,300 from private placements (see below) in order to fund future exploration programs and for general working capital.

  The Company’s filing fees and transfer agent fees more than doubled to $29,953 during 2003 compared to 2002. These fees have increased because more shares were issued from treasury during 2003, the Company filed its 2001 and 2002 Annual Information Form, and the Company paid four separate TSX Venture Exchange private placement filing fees.

  The Company’s administration and management fees were $676,500 during 2003 compared to $244,500 for 2002. However, during 2002, the Company charged $222,500 of management fees to the exploration properties. This was done because Management had spent a considerable amount of time reorganizing and evaluating the properties in order to attract third party exploration on the properties. The Company paid $230,000 (2002 - $160,000) to the President, $192,000 (2002 - $24,000) to the CEO and $120,000 (2002 - $120,000) to the exploration manager for management and technical services.

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

  The Company wrote down the carrying value of the convertible debenture investment by $43,254 during the second quarter ended August 31, 2002. The value of the underlying shares of the convertible debenture declined significantly over the six month period ending August 31, 2002 and thus necessitated a write down of the carrying value. Due to the events discussed above in regards to the Company’s investment in Knight Resources, the convertible debenture plus accrued interest was repaid in full subsequent to the year end and before the date of this report.

  The Company has accrued capital taxes in the amount of $159,412 (2002 - $nil). This amount has been included in the office and miscellaneous line item on the statement of operations. This amount relates to federal large corporate tax and British Columbia capital tax on the Company’s net assets. It is anticipated that the Company will not owe any tax for fiscal 2004 and beyond due to the elimination of the British Columbia capital tax and the increased threshold of the federal large corporate tax.

  B. Liquidity and Capital Resources

  At July 31, 2004, the Company had working capital of approximately $3,000,000. The Company’s working capital position at February 29, 2004 was $3,677,562 compared to $2,561,943 at February 28, 2003. The increase of approximately $1.1 million is primarily attributed to proceeds of $3,594,000 from equity financings and the exercise of warrants and stock options and was offset by operating expenditures of $2,519,992. The Company invested a net $499,639 in long term investments which primarily corresponds to the redemption of the $280,000 convertible debenture with Knight Resources Ltd. and the $805,000 equity investment in Knight Resources Ltd. during the year.

  On February 27, 2004, the Company announced a private placement in the amount of $3,277,160. These funds were raised by the Company issuing a total of 20,482,250 units at a price of $0.16 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.20 expiring on March 6, 2006. Of the 20,482,250 units, 2,589,250 are flow-through. For Canadian income tax purposes, the subscription funds of $414,280 relating to the flow-through units will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscribers. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures. As at February 29, 2004, the Company has received $2,731,600 in subscription proceeds. The Company received the balance of subscription proceeds subsequent to February 29, 2004 and the private placement closed on March 2, 2004.

  During the year ended February 29, 2004, the Company issued 7,175,000 common shares for net proceeds of $862,400 pursuant the exercise of stock options and warrants. It is anticipated that the Company will have the necessary funds available to meet its fiscal 2005 operating costs and the $1,500,000 exploration commitment on the Rainbow Project.

  C. Off-Balance Sheet Arrangements

  The Company does not have any off-balance sheet arrangements.

  D. Contractual Obligations

  The Company has an option earn-in agreement with Falconbridge Limited to acquire a 50% interest in the Stephens Lake Project. In order to keep the option in good standing, the Company must incur a total of $5,000,000 of exploration expenditures and related work on or before December 31, 2006. The Company has an option earn-in agreement with Falconbridge Limited to acquire a 50% interest in the Rainbow Lake Project. In order to keep the option in good standing, the Company must incur a total of $4,500,000 of exploration expenditures and related work on or before May 31, 2007. The Company is also obligated to pay rent and operating costs of $2,500 per month for one year starting June 1, 2004. The Company’s contractual obligations are as follows:

	2005	2006	2007	2008	2009

Exploration expenditures	$ 2,500,000	$ 2,500,000	$ 2,500,000	$ -	$ -
Rent	$ 22,500	$ 7,500	$ -	$ -	$ -

	$ 2,522,500	$ 2,507,500	$ 2,500,000	$ -	$ -

  Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  A. Directors and Senior Management

  The following table sets forth certain information as of July 2, 2004 about the Company’s current directors and senior management:

Name	Age	Position	Other Reporting Companies

			Company	Position

Harvey Keats	58	President & Director	Knight Resources Ltd.	President & Director
			Terra Nova Gold Corp.	President & Director

David Patterson	50	Chief Executive Officer & Director	Knight Resources Ltd.	CEO & Director
			Terra Nova Gold Corp.	Chairman & Director
			Bayswater Ventures Corp.	Director

Kerry Sparkes	41	Director	Knight Resources Ltd.	Director
			Terra Nova Gold Corp.	Director

Ken Thorsen	58	Director	Bell Coast Capital Corp.	Director
			Boulder Mining Corporation	Director
			Capstone Gold Corp.	Director
			Fury Explorations Ltd.	Director
			Mirabel Resources Inc.	Director
			Miranda Mining Corporation	Director

Laurie Sadler	59	Director	PMI Ventures Ltd.	Director

Andrew Stewart	31	Secretary	N/A	N/A

  B. Compensation

  The following table sets forth the compensation paid, and benefits in kind granted to the Directors and members of the Company’s administrative, supervisory or management bodies for the financial year ending February 29, 2004.

	Annual Compensation			Long Term Compensation

					Restricted
			Other	Securities	Shares or
Name and			Annual	Under	Restricted		All Other
Principal			Compensation	Option/SARs	Share	LTIP	Compensation
Position	Salary ($)	Bonus ($)	($)	Granted (#)	Units ($)	Payouts ($)	($)

Harvey Keats (1)	nil	nil	166,400	837,570	nil	nil	nil
President and
Director

Kerry Sparkes (2)	nil	nil	53,000	350,000	nil	nil	nil
Exploration Manager
and Director

David Patterson (3)	nil	nil	159,000	1,097,430	nil	nil	nil
CEO and Director

Rex Gibbons(4)	nil	nil	nil	100,000	nil	nil	nil
Director

Andrew Stewart	nil	nil	nil	300,000	nil	nil	nil
Secretary

  (1) Paid to Keats Consulting Inc., a private company controlled by Harvey Keats.
  (2) Paid to Sparkes Consulting Ltd., a private company controlled by Kerry Sparkes.
  (3) Paid to Elysian Enterprise Inc., a Patterson family private company.
  (4) Resigned on May 14, 2004.

  Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company.

  Compensation of Directors

  None of the directors of the Company received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company. However, during the fiscal year ended February 29, 2004 the Company used the services of directors and companies owned by directors in order to supervise all geological activities, as well as provide management and other services. These transactions occurred in the normal course of operations.

  During the year, the Company paid Keats Consulting Inc., a private company beneficially owned by Harvey Keats, the President and a director of the Company, $96,400 for providing management, geological and technical services to the Company. The Company also paid Sparkes Consulting Ltd., a private company beneficially owned by Kerry Sparkes, a director of the Company, $53,000 for providing management, geological and technical services to the Company.

  The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting of incentive stock options from time to time in accordance with the terms of the Company’s stock option plan and the policies of the TSX Venture Exchange. The Company is currently considering compensating some directors for their services in their capacity as directors, or for committee participation. During the fiscal year ended February 29, 2004, the Company granted an aggregate of 2,685,000 stock options to its directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

  Long Term Incentive Plan (LTIP) Awards

  The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities.)

  Defined Benefit or Actuarial Plan Disclosure

  The Company has no defined benefit or actuarial plans.

  Options

  The Company maintains a “fixed” Stock Option Plan whereby a maximum of 14,172,108 common shares, may be reserved for issuance pursuant to the exercise of options. As at July 31, 2004 12,082,858 stock options are outstanding pursuant to the Stock Option Plan. The purpose of the Stock Option Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers, for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term investments.

  The following information is intended as a brief description of the Stock Option Plan:

  1. The exercise price of stock options granted under the Stock Option Plan, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

  2. The board of directors shall not grant options to any one person in any one year which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to consultants or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company.

  3. Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Stock Option Plan. All options granted under the Stock Option Plan may not have an expiry date exceeding ten years from the date on which the board of directors grant and announce the granting of the option.

  4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 30th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Stock Option Plan.

  See Item 6(e) for details of the stock options held by all of the Company’s Directors and members of its administrative, supervisory and management bodies.

  C. Board Practices

  The Board of Directors of the Company is currently comprised of Harvey Keats, David Patterson, Kerry Sparkes, Ken Thorsen and Laurie Sadler. Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. The Board of Directors currently has one committee; the Audit Committee. The Audit Committee is comprised of Messrs. Keats, Thorsen and Sadler. This committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The committee is also responsible for reviewing quarterly financial statements and the annual audited financial statements. The committee is also responsible for approving the annual auditing Financial Statements and recommending them to the Board.

  Termination of Employment, Changes in Responsibility and Employment Contracts

  The Company does not have any compensatory plan or arrangement which will result from the resignation, retirement or other termination of employment of any Directors and/or member of the Company’s administrative, supervisory or management bodies or from a change of control of the Company or a change in any of such persons’ responsibilities following a change of control.

  Conflicts of Interest

  Mr. Keats, Sparkes, Patterson, Thorsen and Sadler, the directors of the Company, also serve as officers and/or directors of other companies whose securities are listed on the TSX Venture Exchange, and which engage in mineral resource exploration and development activities. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation the result of which could cause the Company to lose potential exploration and development opportunities. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at the time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

  D. Employees

  In the past three financial years, the Company has not had any employees, other than the Company's officers and directors. Three of the Company’s directors are geologists. The Company also retains the services of independent geologists, geological engineers and administrative consultants on a contract basis.

  E. Share Ownership

  The following table lists as of July 31, 2004, the share ownership of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares, common with no par value and all of the common shares have the same voting rights.

		Percentage	Number	Number of
		of Shares	of Stock	Share Purchase	Exercise	Expiration Date
	Number of	Held (%) (1)	Options	Warrants Held	Price ($)
Name	Shares Held		Held

Harvey Keats	280,886	0.29	44,000		0.10	February 3, 2008
			300,000		0.10	July 14, 2008
			225,000		0.10	November 22, 2008
			1,100,443		0.10	November 16, 2009
			135,000		0.10	February 1, 2011
			425,000		0.43	June 16, 2012
			580,000		0.12	November 14, 2012
			837,570		0.20	February 8, 2006
				100,000	0.12	December 18, 2004

David Patterson	53,000	0.05	1,760,000		0.12	January 16, 2012
			159,583		0.43	June 16, 2012
			130,000		0.12	November 14, 2012
			1,097,430		0.20	February 8, 2006

Kerry Sparkes	nil	nil	190,050		0.10	August 10, 2011
			215,000		0.12	November 14, 2012
			350,000		0.20	February 8, 2006

Ken Thorsen	20,000	0.02	300,000		0.11	July 1, 2006

Laurie Sadler	nil	nil	300,000		0.11	July 1, 2006

Andrew Stewart	80,000	0.08	155,000		0.10	November 16, 2009
			350,000		0.10	February 1, 2011
			50,000		0.10	August 10, 2011
			150,000		0.12	November 14, 2012
			300,000		0.20	February 8, 2006
				10,000	0.12	December 18, 2004
				20,000	0.20	March 2, 2006

  (1) The percentage ownership is based on 96,412,791 shares outstanding as of July 31, 2004.

  Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  A. Major Shareholders

  As of July 31, 2004, the Company is unaware of any party that has ownership of 5% or greater of the Company’s common shares.

  B. Related Party Transactions

  During fiscal 2004, the Company paid management fees of $166,400 (2003 – $230,000; 2002 - $160,000) to Keats Consulting Ltd., a company controlled by Harvey Keats, the President and a director of the Company, for day to day executive and geological services Mr. Keats provides as President of the Company.

  During fiscal 2004, the Company paid management fees of $53,000 (2003 – $120,000; 2002 - $120,000) to Sparkes Consulting Ltd., a company controlled by Kerry Sparkes, a director of the Company, for day to day geological services Mr. Sparkes provides to the Company.

  During fiscal 2004, the Company paid management fees of $159,000 (2003 - $192,000; 2002 - $24,000) to Elysian Enterprises Inc., a company controlled by the family of David Patterson, for day to day executive services Mr. Patterson provides as Chief Executive Officer of the Company.

  The Company subscribed for, through a private placement, 8,000,000 units of Knight Resources Ltd. (“Knight”) at a total cost of $800,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the Company to purchase one additional common share of Knight at a price of $0.15 per share expiring March 25, 2005. As at February 29, 2004, the Company owns 8,160,750 common shares of Knight which is approximately 17.4% of the outstanding common shares. This investment is accounted for using the equity method. Knight has directors and officers in common with the Company.

  The Company received proceeds on the convertible debenture owing from Knight in the amount of $311,556 which included $31,556 in accrued interest. The convertible debenture was written down in previous periods to better reflect its market value at those times, and consequently, the Company reported a gain on redemption of $267,254.

  Item 8. FINANCIAL INFORMATION

  A. Consolidated Statement and Other Financial Information

  See Item 17 for the Company’s Consolidated Financial Statements.

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

  To the best of the Management’s knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

  B. Significant Changes

  None.

  Item 9. THE LISTING

  A. Listing Details and Markets

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

			Average Daily
	High ($)	Low ($)	Trading Volume

a) Recent 5 Years

2003	0.30	0.13	270,522
2002	0.68	0.10	183,449
2001	0.20	0.06	68,546
2000	0.25	0.07	93,246
1999	0.64	0.10	189,298

b) Recent 2 Years

2003 - 4th Quarter	0.23	0.13	382,082
2003 - 3rd Quarter	0.30	0.14	350,499
2003 - 2nd Quarter	0.23	0.13	228,076
2003 - 1st Quarter	0.27	0.17	121,435

2002 - 1st Quarter	0.47	0.18	199,406
2002 - 2nd Quarter	0.68	0.36	237,248
2002 - 3rd Quarter	0.59	0.10	165,550
2002 - 4th Quarter	0.27	0.10	131,591

c) Recent 6 Months

February 2004	0.21	0.17	545,950
March 2004	0.21	0.17	89,165
April 2004	0.18	0.12	120,300
May 2004	0.15	0.09	128,740
June 2004	0.15	0.11	63,045
July 2004	0.14	0.10	80,580

  The Company’s Common Shares were listed on the Frankfurt Stock Exchange in mid-February 2002.

  There is no active trading market for the Common Shares in the United States, although United States residents may purchase Common Shares in Canada and Germany.

  As a foreign private issuer the Company is subject to certain of the reporting obligations of the Exchange Act including:

    filing an annual report, on a Form 20-F, within 6 months after the end of the Company’s fiscal year end which form must include audited financial statements in compliance with U.S. GAAP or reconciled to U.S. GAAP.
    filing periodic reports on Form 6-K, any “significant information” with respect to the Company and its subsidiaries which the Company (i) is required to make public in its own country, (ii) has filed with a non-U.S. stock exchange on which the Company’s securities are traded and which the exchange has make public, or (iii) has distributed to holders of its securities, either directly or through a press release.

  As a foreign private issuer the Company is not subject to the reporting obligations of the proxy rules of Section 14 of the Exchange Act nor the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

  Item 10. ADDITIONAL INFORMATION

  A. Material Contracts

  Other than contracts described in “Item 4(D) – Property, plant and equipment” there are no contracts that may be regarded as material.

  B. Exchange Controls

  There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See ”Item 10(D) – Taxation.”

  There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

  The Investment Canada Act (Canada) requires certain “non-Canadian” individuals, governments, corporations or other entities who wish to acquire a “Canadian business” (as defined in the Investment Canada Act), or establish a “new Canadian business” (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as “Investment Canada”. The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

  C. Taxation

  The following is a general discussion of material possible Canadian and United Sates federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences.

  IT IS RECOMMENDED THAT HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES OF THE COMPANYCONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

  U. S. Holders

  As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

  A “U.S. Resident” means a U.S. Holder who (i) is a resident of the United States for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Convention”); (ii) is not currently, nor has previously been a resident of Canada or deemed to be a resident of Canada for the purposes of the Income Tax Act (Canada) (herein referred to as the “Canada Tax Act”) at any time while the holder has held common shares; (iii) holds his or her common shares as capital property; (iv) deals at arm’s length with the Company for the purposes of the Canada Tax Act; and (v) does not use or hold, and is not deemed under the Canada Tax Act to use or hold, such common shares in carrying a business or performing independent services in Canada. Common shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure or concern in the nature of trade.

  This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

  CANADIAN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is based upon the current provisions of the Canada Tax Act and the regulations (the “Regulations”) enacted thereunder as at the date hereof, the Company’s understanding of the current published administrative and assessing policies of the Canada Revenue Agency, all specific proposals to amend the Canada Tax Act and the Regulations publicly announced by the Minister of Finance before the date hereof (the “Proposed Amendments”) and the provisions of the Convention as at the date hereof. This summary does not take into account provincial, territorial or foreign income tax considerations (see “United States Federal Income Tax Consequences” below), and does not take into account or anticipate any changes in law, whether by judicial, governmental or legislation decision or action except to the extent of the Proposed Amendments. No assurance can be given that any of the Proposed Amendments will be enacted into law or that legislation will implement the Proposed Amendments in the manner now proposed.

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

  For tax years beginning after December 31, 2002, qualified dividends received by certain U.S. shareholders from a qualified foreign (non-U.S.) corporation are subject to a reduced rate of tax. Dividends received from a foreign corporation that was a foreign personal holding company, foreign investment company, or passive foreign investment company in either the taxable year of the corporation in which the dividend was paid, or the preceding taxable year are not qualified dividends (see discussion below regarding the Corporation’s status as a passive foreign investment company).

  Disposition of Common Shares of the Company

  A U.S. Resident will generally not be subject to tax under the Canada Tax Act in respect of any capital gain realized on the disposition or deemed disposition of common shares unless such common shares are “taxable Canadian property”, as defined in the Canada Tax Act, to the U.S. Resident. The common shares will not generally constitute taxable Canadian property to a U.S. Resident unless either (i) at any time during the five –year period ending at the time of the disposition of the common shares by such U.S. Resident, 25% or more of the issued shares (and in the view of the Canada Revenue Agency, taking into account any rights to acquire shares) of any class or series of the capital stock of the Company were owned by such U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length or such U.S. Resident together with such persons, or (ii) the U.S. Resident’s common shares are otherwise deemed to be taxable Canadian property. Capital gains realized on the disposition of common shares that constitute taxable Canadian property to a U.S. Resident will nevertheless, by virtue of the Convention, not be subject to tax under the Canadian Tax Act, provided that shares of the Company do not derive their value principally from real property, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, situated in Canada at the time of disposition.

  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

  Distribution on Common Shares of the Company

  U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holders’ federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sales of exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

  Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% or 20%, respectively, of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

  Under current temporary Treasury Regulations, dividends paid, and the proceeds of a sales of Company’s common shares, will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the Company or paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

  Foreign Tax Credit

  A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company are encouraged to consult their own tax advisors regarding their individual circumstances.

  Disposition of Common Shares of the Company

  A U.S. Holder will recognize a gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Lower long-term capital gain rates will apply if the U.S. Holder is an individual, estate or trust and such U.S. Holder has held the common shares for more than twelve months. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later taxation years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

  Other Considerations

  In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

  Foreign Personal Holding Company

  If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 50% (60% in the first year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

  Foreign Investment Company

  If 50% or more of the combined voting power or total value of the Company’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

  Passive Foreign Investment Company

  Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and is either a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the current fiscal year and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will able to satisfy record keeping requirements which will be imposed on a Qualified Electing Fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may elect to be subject to United States federal income taxation under one of two alternative tax regimes. In the event that no such election is made, the PFIC rules will apply. The following is a discussion of the two alternative elective tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (See more detailed discussion at “Controlled Foreign Corporation” below).

  Assuming that the Company satisfies record-keeping requirements, a U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

  The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

  The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (See more detailed discussion at “Controlled Foreign Corporation” below).

  If the Company no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Company. Upon the U.S. Holder’s reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of the Company.

  Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of the Company will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. The IRS has issued final regulations that provide procedures for a U.S. person to make the annual mark-to-market election for marketable stock held in a PFIC. These regulations are effective for tax years beginning on or after May 3, 2004. U.S. Holders are encouraged to consult their tax advisor regarding the manner of making such an election.

  If a U.S. Holder does not make a timely QEF or mark-to-market election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain “excess distributions”, as specifically defined, by the Company.

  A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the Company. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

  Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

  Controlled Foreign Corporation

  If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and companies or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company (“United States shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

  D. Documents on Display

  The Documents concerning the Company which are referred to in this Report are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

  Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  A. Qualitative Information about Market Risk

  Currency Exchange Rate Sensitivity

  The results of the Company’s operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, the operating results and financial position of the Company and Company’s subsidiaries are reported in Canadian dollars in the Company’s consolidated financial statements. The Company incurs certain costs in U.S. dollars. The fluctuation of the U.S. dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

  In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in U.S. dollars. The Company’s common shares are listed on the TSX Venture Exchange and are bought and sold in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

  Interest Rate Sensitivity

  The Company currently has no short term or long term debt requiring interest payments. As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

  Commodity Price Sensitivity

  The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for metals and hydrocarbons. In the past metal and hydrocarbon prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for metals and hydrocarbons, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company’s properties are in the exploration phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of metals and hydrocarbons. As the Company is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Company.

  PART II

  Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

  None

  Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  None

  Item 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
  PROCEEDS

  None

  Item 15. CONTROLS AND PROCEDURES

  As of February 29, 2004 ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO"), of the effectiveness of our disclosure controls and procedures. Based on the evaluation, the CEO has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

  Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

  All of the members of the Audit Committee are financially literate and the Board has determined that Laurie Sadler of the Audit Committee meets the requirements of an “audit committee financial expert: as defined in Item 16A of Form 20-F.

  Item 16B. CODE OF ETHICS

  The Company is in the process of preparing a code of ethic that applies to all the Company’s Officers, including the President and the Chief Executive Officer. A code of ethics has not been adopted at the date of this annual report.

  Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

  Deloitte & Touche LLP acted as the Company’s independent registered Chartered Accountant for the fiscal periods ended February 28(29), 2004, 2003 and 2002. The chart below sets forth the total amount billed the Company by Deloitte & Touche LLP for services performed in the years 2004 and 2003 and breaks down these amounts by category of service in Cdn$:

	Year 2004 $	Year 2003 $

Audit	30,100	26,300

Audit Related	Nil	Nil

Tax	46,500	22,250

All Other Fees	Nil	Nil

  “Audit Fees” are the aggregate fees billed by Deloitte & Touche LLP for the audit of the Company’s consolidated annual financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and assistance in responding to comment letters from securities regulatory bodies and consultations with the Company’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard vetting bodies or other regulatory or standard setting bodies.

  “Audit-Related Fees” are fees charged by Deloitte & Touche LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

  “Tax Fees” are fees for professional services rendered by Deloitte & Touche LLP for tax compliance and tax advice on actual or contemplated transactions.

  Audit Committee’s pre-approval policies and procedures

  The Audit Committee nominate and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by Deloitte & Touche LLP. Any services provided by Deloitte & Touche LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

  PART III

  Item 17. FINANCIAL STATEMENTS

  The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

  The Report of the Independent Registered Chartered Accountant, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below. The Report of the Independent Chartered Accountant, Deloitte & Touche LLP, is included herein immediately preceding the respective financial statements, notes, schedules, etc.

  Financial Statements:

  Report of the Independent Registered Chartered Accountant dated July 12, 2004

  Consolidated Balance Sheets as of February 29, 2004
  and February 28, 2003

  Consolidated Statements of Operations for the Years ended
  February 29, 2004, February 28, 2003, February 28, 2002 and the
  Period from March 1, 1994 to February 29, 2004

  Consolidated Statement of Cash Flows for the Years ended
  February 29, 2004, February 28, 2003, February 28, 2002 and the
  Period from March 1, 1994 to February 29, 2004

  Consolidated Statement of Shareholder’s Equity for the Period from
  March 1, 1994 to February 29, 2004

  Notes to the Consolidated Financial Statements

  Schedule of Exploration Expenditures for the Years Ended
  February 29, 2004 February 28, 2003 and February 28, 2002

  All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the consolidated financial statements or related notes thereto.

  Item 18. FINANCIAL STATEMENTS

  The Company has elected to report under Item 17.

  Item 19. EXHIBITS

  1.1   Certificate of Incorporation – Province of British Columbia (previously filed)

  4.1   Certificate of Name Change to Karma Ventures Incorporated (previously filed)

  4.2   Certificate of Name Change to Donner Resources Ltd. (previously filed)

  4.3   Certificate of Name Change to Donner Minerals Ltd. (previously filed)

  4.4   Participation Agreement dated May 21, 1997 between the Company and Teck Corporation (previously filed)

  4.5   Agreement dated March 27, 1998 between the Company and Mr. Alex Turpin (previously filed)

  4.6   Agreement dated February 27, 1998 between the Company and Thistle Creek Resources Inc. (previously filed)

  4.7   Shareholders Agreement dated April 3, 2001, between SVB Nickel Company Ltd., Donner Minerals Ltd., Cypress
                   Development Corp., NDT Ventures Ltd., Rcom Venture Corp., and Curion Ventures Ltd. (previously filed)

  4.8   Agreement dated April 3, 2001, between SVB Nickel Company Ltd., Donner Minerals Ltd., Cypress Development
                   Corp., NDT Ventures Ltd., Rcom Venture Corp., and Curion Ventures Ltd. (previously filed)

  4.9   Agreement dated September 6, 2001, between SVB Nickel Company Ltd., Donner Minerals Ltd., Northern Abitibi
                  Mining Corp., Teck Corporation, Major General Resources Ltd., Pallaum Minerals Inc., and Falconbridge Limited
                  (previously filed)

  4.10   Option and Joint Venture Agreement dated February 20, 2002 between the Company and Falconbridge –
                     Stephens Lake

  4.11   Option and Joint Venture Agreement dated June 18, 2004 between the Company and Falconbridge – Rainbow
                     Lake

                 12.1   Certification of Harvey Keats required by Rule 13a-14(a)

            12.2   Certification of David Patterson required by Rule 13a-14(a)

            13.1   Section 906 of the Sarbanes-Oxley Act of 2002, Certification of Harvey Keats

            13.2   Section 906 of the Sarbanes-Oxley Act of 2002, Certification of David Patterson

  SIGNATURES

  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

  Dated August 31, 2004                     Donner Minerals Ltd.

                             By:/s/David Patterson/s/
                               David Patterson, CEO

  Donner Minerals Ltd.

  Consolidated Financial Statements

  Deloitte & Touche LLP
  P.O. Box 49279
  Four Bentall Centre
  2800 - 1055 Dunsmuir Street
  Vancouver, British Columbia
  V7X 1P4
                          DELOITTE
                                      & TOUCHE
  Tel: (604) 669 4466
  Fax: (604) 685 0395
  www.deloitte.ca

  Report of Independent Registered Chartered Accountants

  To the Directors of
  Donner Minerals Ltd.
  (an exploration stage company)

  We have audited the consolidated balance sheets of Donner Minerals Ltd. (an exploration stage company) as at February 29, 2004 and February 28, 2003 and the consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three year period ended February 29, 2004 and the cumulative period from March 1, 1994 (date of inception) to February 29, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and cash flows for each of the years in the three year period ended February 29, 2004 and the cumulative period from March 1, 1994 (date of inception) to February 29, 2004 in accordance with Canadian generally accepted accounting principles.

  On July 12, 2004, we reported separately to the shareholders of Donner Minerals Ltd. on consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

  (Signed) Deloitte & Touche LLP

  Independent Registered Chartered Accountants
  Vancouver, British Columbia
  July 12, 2004

  Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada - United States Reporting Difference

  To the Directors of Donner Minerals Ltd.
  (an exploration stage company)

  The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) to describe changes in accounting policies that have been implemented in the consolidated financial statements as follows:

  i)   effective March 1, 2003, the Company prospectively changed its accounting policy for stock-based compensation and other stock-based payments; and
  ii)   effective March 1, 2002, the Company retroactively changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred.

  The impact of these changes in accounting policies is set out in Note 3 to the consolidated financial statements.

  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Directors dated July 12, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

  (Signed) Deloitte & Touche LLP

  Independent Registered Chartered Accountants
  Vancouver, British Columbia
  July 12, 2004

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)

	February 29,	February 28,
	2004	2003

ASSETS

Current
Cash and cash equivalents	$ 2,816,051	$ 1,229,989
Marketable securities and short term investments (note 4)	-	1,037,092
Amounts receivable	14,672	13,770
Advances for exploration (note 7)	905,634	480,173
Deposits and prepaid expenses	2,825	4,862

Total Current Assets	3,739,182	2,765,886

Property, plant and equipment (note 5)	29,644	44,075

Investment (note 6)	759,421	61,625

Mineral properties (note 7)	2,628,641	2,603,641

Total Assets	$ 7,156,888	$ 5,475,227

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 61,620	$ 203,943

Non-controlling interest	425,224	420,559

Total Liabilities	486,844	624,502

Share capital (note 8)
Authorized - 200,000,000 common shares without par value
Issued - 75,430,541 common shares (2002 - 68,255,541)	36,833,992	35,971,592

Subscriptions (note 8(b))	2,731,600	-

Contributed surplus (note 9)	556,460	163,460

Deficit Accumulated During the Exploration Stage	(33,452,008)	(31,284,327)

Total Shareholders' Equity	6,670,044	4,850,725

Total Liabilities and Shareholders' Equity	$ 7,156,888	$ 5,475,227

Commitments (note 7)

  See accompanying notes to the consolidated financial statements.

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

	Cumulative from
	March 1, 1994 to	Year ended	Year ended	Year ended
	February 29,	February 29,	February 28,	February 28,
Cash provided by (used for):	2004	2004	2003	2002

Operating activities
Net loss	$ (32,649,903)	$ (2,167,681)	$ (2,865,222)	$ (1,094,693)
Items not involving cash:
Amortization	150,709	16,081	14,834	12,467
Salaries and stock-based compensation	509,560	393,000	116,560	-
Loss (gain) on sale of marketable securities	229,933	(1,518)	-	-
Loss on disposal of capital assets	13,396	267	5,896	-
Gain on redemption of convertible debenture	(267,254)	(267,254)	-	-
Gain on deemed disposition of investment	(991,103)	(991,103)	-	-
Equity in loss of investment	1,060,200	1,060,200	-	-
Writedown of marketable securities	699,230	-	11,691	16,254
Writedown of investment	3,791,980	-	43,254	231,963
Write-off of mineral properties	3,075,319	-	-	-
Accrued interest income	(33,317)	-	(23,363)	3,344
Non-controlling interest	(6,486)	4,665	(5,083)	(6,068)
Write-off of goodwill	2,033	-	-	-
Changes in non-cash operating
working capital items (note 11)	(1,200,117)	(566,649)	(4,851)	(283,904)

	(25,615,820)	(2,519,992)	(2,706,284)	(1,120,637)

Financing activities
Advances to affiliated companies	(431,337)	-	-	-
Investment from non-controlling interest	23,310	-	-	23,310
Subscription proceeds received	2,731,600	2,731,600	-	-
Common shares issued for cash	33,698,906	862,400	3,741,105	323,450

	36,022,479	3,594,000	3,741,105	346,760

Investing activities
(Expenditures on) recovery of mineral
properties acquisition	(5,718,090)	(25,000)	39,800	(41,100)
Purchases of property, plant and equipment	(234,871)	(1,917)	(33,363)	(3,900)
Long term investments	(799,639)	(499,639)	(20,000)	-
Purchase of marketable securities and
short term investments	(3,336,916)	-	-	-
Sale of marketable securities and
short term investments	2,498,908	1,038,610	2,038	466,196

	(7,590,608)	512,054	(11,525)	421,196

Increase (decrease) in cash	2,816,051	1,586,062	1,023,296	(352,681)

Cash and cash equivalents, beginning of period	-	1,229,989	206,693	559,374

Cash and cash equivalents, end of period	$ 2,816,051	$ 2,816,051	$ 1,229,989	$ 206,693

See note 11 for non-cash financing and investing activities.

  See accompanying notes to the consolidated financial statements.

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

			Contributed		Deficit
			Surplus and		Accumulated	Total
		Common shares without par value	Subscribed	Special	During the	Shareholders'
From March 1, 1994 to February 29, 2000	Shares	Amount	Shares	Warrants	Exploration Stage	Equity

Balance at March 1, 1994	2,315,864	$ 748,288	$ 46,900	$ -	$ (802,105)	$ (6,917)
Issuance of common shares for cash	950,000	190,000	-	-	-	190,000
Net loss	-	-	-	-	(178,929)	(178,929)

Balance at February 28, 1995	3,265,864	938,288	46,900	-	(981,034)	4,154
Issuance of common shares for cash	5,187,000	2,144,871	-	-	-	2,144,871
Issuance of common shares for mineral properties	425,000	326,750	-	-	-	326,750
Issuance of common shares for finder's fee	77,898	107,499	-	-	-	107,499
Issuance of common shares for flow-through
private placement	1,000,000	500,000	-	-	-	500,000
Issuance of special warrants	-	-	-	1,588,750	-	1,588,750
Adjustment to reflect change in accounting
policy (note3)	-	-	-	-	(1,721,949)	(1,721,949)
Net loss	-	-	-	-	(946,448)	(946,448)

Balance at February 29, 1996	9,955,762	4,017,408	46,900	1,588,750	(3,649,431)	2,003,627
Issuance of common shares for cash	656,312	284,020	-	-	-	284,020
Issuance of common shares for mineral properties	365,000	607,750	-	-	-	607,750
Issuance of common shares for finder's fee	35,000	63,350	-	-	-	63,350
Issuance of common shares on conversion of
special warrants	1,000,000	1,588,750	-	(1,588,750)	-	-
Subscription agreements	-	-	3,220,000	-	-	3,220,000
Issuance of special warrants	-	-	-	6,387,651	-	6,387,651
Adjustment to reflect change in accounting
policy (note3)	-	-	-	-	(3,122,511)	(3,122,511)
Net loss	-	-	-	-	(1,919,094)	(1,919,094)

Balance at February 28, 1997	12,012,074	6,561,278	3,266,900	6,387,651	(8,691,036)	7,524,793
Issuance of common shares for cash	7,138,683	7,236,441	-	-	-	7,236,441
Issuance of common shares for mineral properties	340,000	487,800	-	-	-	487,800
Issuance of common shares for flow-through
private placement	3,050,000	3,467,500	(3,220,000)	-	-	247,500
Issuance of common shares on conversion of
special warrants	6,548,000	6,387,651	-	(6,387,651)	-	-
Adjustment to reflect change in accounting
policy (note3)	-	-	-	-	(2,310,692)	(2,310,692)
Net loss	-	-	-	-	(4,810,986)	(4,810,986)

Balance at February 28, 1998	29,088,757	24,140,670	46,900	-	(15,812,714)	8,374,856
Issuance of common shares for cash	7,048,400	4,765,667	-	-	-	4,765,667
Issuance of common shares for mineral properties	400,000	728,500	-	-	-	728,500
Issuance of common shares for flow-through
private placement	1,652,500	330,500	-	-	-	330,500
Adjustment to reflect change in accounting
policy (note3)	-	-	-	-	(5,265,674)	(5,265,674)
Net loss	-	-	-	-	(2,313,984)	(2,313,984)

Balance at February 28, 1999	38,189,657	29,965,337	46,900	-	(23,392,372)	6,619,865
Issuance of common shares for cash	4,810,000	1,568,550	-	-	-	1,568,550
Issuance of common shares for mineral properties	25,000	24,750	-	-	-	24,750
Adjustment to reflect change in accounting
policy (note3)	-	-	-	-	(745,350)	(745,350)
Net loss	-	-	-	-	(2,641,581)	(2,641,581)

Balance at February 29, 2000	43,024,657	31,558,637	46,900	-	(26,779,303)	4,826,234

  See accompanying notes to the consolidated financial statements.

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

			Contributed		Deficit
			Surplus and		Accumulated	Total
		Common shares without par value	Subscribed	Special	During the	Shareholders'
From March 1, 2000 to February 29, 2004	Shares	Amount	Shares	Warrants	Exploration Stage	Equity

Balance at February 29, 2000	43,024,657	$ 31,558,637	$ 46,900	-	$ (26,779,303)	$ 4,826,234
Issuance of common shares for cash	2,000,000	308,000	-	-	-	308,000
Issuance of common shares for mineral properties	200,000	22,000	-	-	-	22,000
Net loss	-	-	-	-	(545,109)	(545,109)

Balance at February 28, 2001	45,224,657	31,888,637	46,900	-	(27,324,412)	4,611,125
Issuance of common shares for cash	3,234,500	323,450	-	-	-	323,450
Issuance of common shares for mineral properties	170,000	18,400	-	-	-	18,400
Net loss	-	-	-	-	(1,094,693)	(1,094,693)

Balance at February 28, 2002	48,629,157	32,230,487	46,900	-	(28,419,105)	3,858,282
Issuance of common shares for cash	13,476,384	2,711,105	-	-	-	2,711,105
Issuance of common shares for flow-through
private placement	6,150,000	1,030,000	-	-	-	1,030,000
Stock-based compensation	-	-	116,560	-	-	116,560
Net loss	-	-	-	-	(2,865,222)	(2,865,222)

Balance at February 28, 2003	68,255,541	35,971,592	163,460	-	(31,284,327)	4,850,725
Issuance of common shares for cash	7,175,000	862,400	-	-	-	862,400
Subscription agreements	-	-	2,731,600	-	-	2,731,600
Stock-based compensation	-	-	393,000	-	-	393,000
Net loss	-	-	-	-	(2,167,681)	(2,167,681)

Balance at February 29, 2004	75,430,541	$ 36,833,992	$ 3,288,060	$ -	$(33,452,008)	$ 6,670,044

  See accompanying notes to the consolidated financial statements.

  DONNER MINERALS LTD.
  (An exploration stage company)
  Notes to the Consolidated Financial Statements
  February 29, 2004
  (Canadian Dollars)

  1.   Nature of Operations

  During the fiscal year ended February 28, 1995, the Company was reactivated, with its focus being mineral exploration. As this included the commencement of the Company’s exploration stage of operations, the cumulative figures presented on the statements of operations and cash flows are for the period March 1, 1994 to February 29, 2004.

  The Company is in the process of exploring its mineral properties and has not determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production from the property or proceeds from disposition.

  2.   Significant Accounting Policies

  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which in these circumstances conform, in all material respects, with United States generally accepted accounting principles (“US GAAP”), except as described in note 14.

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

  (d)   Property, plant and equipment
  Property, plant and equipment is recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

  Computer software100% declining balance per annum
  Computer hardware30% declining balance per annum
  Office furniture and equipment20% declining balance per annum

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

  2.   Significant Accounting Policies (cont’d)

  The Company reviews the carrying values of mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated net recoverable amount, an impairment provision is made for the other than temporary decline in value.

  (f)   Investment
  Investments, over which the Company exerts significant influence, are accounted for using the equity method. Under this method, the Company’s share of the earnings and losses is included in operations and its investment therein is adjusted by a like amount. Where in management’s opinion there has been a loss in value that is other than a temporary decline, the carrying value is reduced to estimated realizable value.

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

  (i)    Financial instruments
  The carrying values of cash and cash equivalents, amounts receivable, advances for exploration and accounts payable and accrued liabilities reflected in the balance sheets approximate their respective fair values. The fair value of marketable securities and short term investments and investment is disclosed in notes 4 and 6, respectively.

      (j)   Stock-based compensation
  The Company’s stock-based compensation plan is described in note 8(f). The Company has adopted the fair value based method (note 3(a)) to account for stock-based transactions with employees, non-employees and directors. Accordingly, the fair value of the stock options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. Any consideration paid on exercise of stock options together with and the related portion of contributed surplus is credited to share capital.

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

  3.   Change in Accounting Policy

  (a)   Effective March 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after March 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model. (“Black-Scholes”). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

  Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $393,000 for the year ended February 29, 2004 for stock options granted to employees and directors. This amount was determined using Black-Scholes assuming no dividends were paid, vesting occurring on the date of grant, an expected volatility of the Company’s share price of 95%, a weighted average annual risk free interest rate of 2.60% and an expected life of two years.

  (b)   During the year ended February 28, 2003 and effective February 28, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having substantial evidence that a commercial body of ore has been located are capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

  The new policy is consistent with current reporting practices in the mining industry and management considers the change will appropriately present the Company’s operations and financial position. This change, which has been applied retroactively with restatement of prior years, increased net loss for the year by $926,699 (2002 - $222,767) and loss per share by $(0.02) (2002 - $Nil) and as at February 28, 2003 increased advances for exploration by $480,173 and deficit by $13,531,230, decreased mineral properties by $16,557,177 and non-controlling interest by $2,544,910.

  4.   Marketable securities and short term investments

			Lower of		Lower of
			Cost and	Market	Cost and	Market
	Type of		Market	Value	Market	Value
	Security	Number	2004	2004	2003	2003

CBX Ventures Inc.	Common	46,250	$ -	$ 10,175	$ -	$ -
Curlew Lake
Resources Inc.	Common	-	-	-	10,000	16,000
Mesa Resources Inc.	Common	-	-	-	1,580	3,475

			-	10,175	11,580	19,475
Money Market Instrument			-	-	1,025,512	1,025,512

			$ -	$ 10,175	$ 1,037,092	$ 1,044,987

  5.   Property, plant and equipment

	2004			2003

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer hardware	$ 63,678	$ 47,059	$ 16,619	$ 24,350
Computer software	13,106	11,724	1,382	5,171
Office equipment and furniture	44,321	32,678	11,643	14,554

	$ 121,105	$ 91,461	$ 29,644	$ 44,075

  6.   Investment

		February 29, 2004

	Percentage	Carrying	Market
	of Ownership	Value	Value

Knight Resources Ltd.
Common shares (a)	17.4%	$ 759,421	$ 9,792,900

		February 28, 2003

	Percentage	Carrying	Market
	of Ownership	Value	Value

Knight Resources Ltd.
Common shares	2.4%	$ 23,525	$ 51,755
11% convertible debenture	100%	38,100	47,984

		$ 61,625	$ 99,739

  (a)   The Company subscribed for, through a private placement, 8,000,000 units of Knight Resources Ltd. (“Knight”) at a total cost of $800,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the Company to purchase one additional common share of Knight at a price of $0.15 per share expiring March 25, 2005. As at February 29, 2004, the Company owns 8,160,750 common shares of Knight which is approximately 17.4% of the outstanding common shares. This investment is accounted for using the equity method. Knight has directors and officers in common with the Company. The market value was determined using the closing quoted price of Knight’s stock on the TSX Venture Exchange on February 29, 2004 or February 28, 2003 as applicable. As at February 29, 2004, the intrinsic value (market price of $1.20 less exercise price of $0.15) of the 8,000,000 non-transferable share purchase warrants was $8,400,000.

  The cost of the Company’s investment in Knight exceeded its share of the underlying fair value of Knight’s net assets at March 21, 2003, the deemed date of acquisition for accounting purposes, by approximately $571,000. This excess is attributable to Knight’s mineral properties and will be amortized against the Company’s share of Knight’s net income or loss if and when production is attained.

  As at March 21, 2003, the Company changed its method of accounting for its investment in Knight from the cost method to the equity method. As at March 21, 2003, the carrying value of the investment in Knight was $828,518. The Company’s share of Knight’s net loss from March 21, 2003 to February 29, 2004 was $1,060,200. As a result of share issuances by Knight after March 21, 2003 and up to February 29, 2004, the Company recorded a gain on deemed disposition of $991,103.

  (b)   The Company received proceeds on the convertible debenture owing from Knight in the amount of $311,556 which included $31,556 in accrued interest. The convertible debenture was written down in previous periods to better reflect its market value at those times, and consequently, the Company reported a gain on redemption of $267,254.

  7.   Mineral Properties

  The Company’s mineral properties are comprised of wholly owned mineral claims and interests in joint venture agreements in South Voisey Bay, Labrador and an option earn-in agreement in Stephens Lake, Manitoba, Canada. Although the Company holds some interests in mineral properties through joint venture agreements, none of the operations are carried on through joint venture entities.

		Refund of
	February 28,	staking and	February 28,	Option	February 29,
Property Acquisition Costs	2002	recording fees	2003	payments	2004

SVB Nickel Claims	$ 1,992,941	$ (39,800)	$ 1,953,141	$ -	$ 1,953,141
Commander Claims	438,500	-	438,500	-	438,500
Northern Abitibi Claims	212,000	-	212,000	-	212,000
Stephens Lake Claims	-	-	-	25,000	25,000

	$ 2,643,441	$ (39,800)	$ 2,603,641	$ 25,000	$ 2,628,641

  South Voisey Bay Properties

  The Company’s South Voisey Bay properties (the “Combined Property”) are comprised of the following:
  i)Twenty licences covering about 569 km2 held 100% by SVBN with the exception of a 37.5 km2 held 75% by SVBN (the “SVBN Property”);
     ii)   One licence covering about 39.5 km2 owned 52.38% by the Company and 47.59% by Northern Abitibi (the “Donner/Northern Abitibi Property”);
  iii)One Licence covering about 35.5 km² and owned 52.06% by the Company and 47.94% by Commander, formerly Major General, (the “Donner/Commander Property”).

  On September 7, 2001, the Company announced an option earn-in agreement with Falconbridge Limited, whereby Falconbridge can earn a 50% interest in all of the Company’s South Voisey Bay properties by spending $23 million on exploration. During April 2004, Falconbridge notified the Company that they will not be pursuing the 50% option earn-in on the South Voisey Bay Project.

  As at February 29, 2004, Falconbridge has spent a total of $4,662,869 on the South Voisey Bay properties. This amount includes $933,028 on geology, $2,286,703 on geophysics, $962,820 on drilling and $480,318 on other miscellaneous exploration costs. Included in the total number above is a 10% operator’s overhead charge of $423,897. This amount will not be paid by the Company but will go towards Falconbridge’s option earn-in requirements per the terms of the agreement.

  TeckCominco Limited (“TeckCominco”) has a right to earn 50% of the Company’s interest in any deposits discovered and developed on the Combined Property. TeckCominco can earn this interest by funding the Company’s share of feasibility costs and arranging the Company’s share of production financing.

  As at February 29, 2004, the Company has outstanding share issuance commitments relating to the South Voisey Bay properties as follows:

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

  There are Net Smelter Royalty (‘NSR’) agreements on certain South Voisey Bay mineral licenses ranging up to 3%.

  7.   Mineral Properties (cont’d)

  Stephens Lake Property

  On February 20, 2002, the Company entered into an option earn-in agreement with Falconbridge, whereby the Company can earn a 50% interest in Falconbridge’s Stephens Lake Property by incurring a total of $5 million of expenditures on exploration and related work on or before December 31, 2006. The Company is required to incur a minimum of $1,000,000 of expenditures per calendar year to keep the option in good standing. These expenditures may be accelerated, at the Company’s option, and applied to future years’ expenditure requirements. The property is located in northeast Manitoba, Canada, and covers approximately 4,000 square kilometers.

  As of February 29, 2004, the Company has advanced Falconbridge $3,000,000 of which $2,111,166 has been spent on exploration activities. As at February 29, 2004, there remains $888,834 in advances for exploration.

  Labrador Regional Exploration

  On December 6, 2001, the Company entered into an agreement with Falconbridge whereby the two companies will jointly explore for nickel, copper and cobalt throughout Labrador not including the South Voisey Bay properties. In order to keep the agreement in good standing, each company shall contribute at least $200,000 per year, of which at least $150,000 will be allocated to regional reconnaissance exploration outside of any acquired properties. The agreement expired on December 31, 2003 and was not renewed. The Company and Falconbridge have not staked any claims and have not acquired any properties under this agreement.

  As of February 29, 2004, the Company has expended $373,853 on general geology, geophysics and geochemistry and there remains $16,800 in advances for exploration.

  8.   Share Capital

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

  The Company re-priced 1,666,667 warrants, expiring July 8, 2004, to $0.12 per share. Also, if the trading price of the Company’s shares exceeded $0.15 for ten consecutive trading days, the exercise period would be shortened to 30 days. This forced exercise provision came into effect during the Company’s fourth quarter and the expiry date of the warrants was changed to February 17, 2003. All of the warrants were exercised before this date.

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

  8.   Share Capital (cont’d)

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

  (b)   On February 27, 2004, the Company announced a private placement in the amount of $3,277,160. These funds will be raised by the Company issuing a total of 20,482,250 units at a price of $0.16 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.20 for two years. A portion of the units will be flow through units. As at February 29, 2004, the Company has received $2,731,600 in subscription proceeds (note 13(a)).

  (c)   As at February 29, 2004, warrants exercisable and outstanding are as follows:

	Exercise
Expiry Date	Price	Number

June 4, 2004 (note 13(c))	$0.44	4,000,000
December 18, 2004	$0.12	3,725,000
January 9, 2005	$0.21	175,000

		7,900,000

  (d)   The Company has one fixed stock option plan (“The 2003 Stock Option Plan”). Under The 2003 Stock Option Plan, the Company may grant options to directors, officers, employees, dependent contractors or consultants. The number of options outstanding at any time may not be more than 14,172,108. The exercise price associated with each grant of options is determined by the Company and is subject to the policies of the TSX Venture Exchange. The maximum term of each option’s life is 10 years. The options vest immediately upon the day they are granted. The following table summarizes the Company’s stock options:

  8.   Share Capital (cont’d)

		Weighted-average	Weighted-average
	Shares	exercise price	remaining life (years)

Balance at February 28, 2001	8,661,448	$0.10	8.2
Granted	3,542,500	0.24	9.0
Exercised	(3,234,500)	0.10
Cancelled	(45,000)	0.10

Balance at February 28, 2002	8,924,448	0.16	8.3
Granted	4,152,000	0.22(i)	7.6
Exercised	(2,118,050)	0.10
Expired	(43,540)	0.10
Cancelled	(300,000)	0.31

Balance at February 28, 2003	10,614,858	0.15	7.6
Granted	4,010,000	0.20	1.8
Exercised	(900,000)	0.12
Cancelled	(305,417)	0.39

Balance at February 29, 2004	13,419,441	$0.17	5.1

  (i)    During the year ended February 28, 2003, the exercise price on 2,860,000 options was re-priced to $0.12 per share. The fair value of these options was determined and included in the pro-forma stock-based compensation at February 28, 2003 (note 9).

  As at February 29, 2004, stock options exercisable and outstanding are as follows:

	Exercise
Expiry Date	Price	Number

April 3, 2004	$0.12	500,000
August 22, 2004	$0.25	150,000
November 14, 2004	$0.12	200,000
April 9, 2005	$0.155	400,000
February 8, 2006	$0.20	3,610,000
February 3, 2008	$0.10	144,000
July 14, 2008	$0.10	363,000
November 22, 2008	$0.10	255,000
November 16, 2009	$0.10	1,255,443
February 1, 2011	$0.10	1,157,865
August 10, 2011	$0.10	712,550
January 16, 2012	$0.12	1,760,000
June 16, 2012	$0.33	500,000
June 16, 2012	$0.43	736,583
November 14, 2012	$0.12	1,675,000

		13,419,441

  9.   Stock-based Compensation

  The Company uses the fair value based method of accounting for all stock-based awards. During the year ended February 29, 2004, the Company incurred $393,000 of stock compensation cost, calculated by using Black-Scholes assuming no dividends are to be paid, vesting occurring on the date of grant, an expected volatility of the Company’s share price of 95%, a weighted average annual risk free interest rate of 2.60% and an expected life of two years.

  During 2003 and 2002, the Company used the intrinsic value based method of accounting for stock-based awards granted to employees and directors. Under this method, compensation cost is only recorded when the exercise price is below the market price of the stock on the date of grant. During the year ended February 28, 2003, the Company incurred $116,560 (2002 - $nil) of stock compensation cost. If the Company used the fair value based method of accounting for stock-based awards granted to employees and directors, the Company would have incurred an additional $1,123,620 (2002 - $635,900) of stock compensation cost, calculated using Black-Scholes assuming no dividends are to be paid, vesting occurring on the date of grant, a weighted average volatility of Company’s share price of 110% (2002 – 88%) and a weighted average annual risk free interest rate of 4.63% (2002 – 3.73%).

  10.   Related Party Transactions

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

  The following is a summary of the related party transactions that occurred throughout the year:

	2004	2003	2002

Management fees	$ 378,400	$ 542,000	$ 304,000
Interest income	$ 6,202	$ 30,800	$ 34,143
Marketable securities	$ -	$ -	$ 3,525
Investment	$ 759,421	$ 61,625	$ 57,991
Accounts payable	$ -	$ -	$ 25,680
  11.   Supplementary Cash Flow Information

	2004	2003	2002

Change in non-cash operating working capital items
Amounts receivable	$ (902)	$ 9,571	$ (17,131)
Advances for exploration	(425,461)	(130,833)	(349,340)
Deposits and prepaid expenses	2,037	1,076	3,210
Accounts payable and accrued liabilities	(142,323)	115,335	79,357

	$ (566,649)	$ (4,851)	$ (283,904)

Non-cash financing and investing activities
Marketable securities transferred to investments	$ -	$ 3,525	$ -
Common shares issued for acquisition of
mineral properties	$ -	$ -	$ 18,400

  12.   Income Taxes

  The reported income tax recovery differs from the amount computed by applying the Canadian basic statutory rate to the loss before income taxes. The reasons for this difference and the related tax effect are as follows:

	2003	2003	2002

Canadian basic statutory tax rate	37.3%	39.3%	44.6%

Potential income tax recovery based on reported loss	$ 808,545	$ 1,126,032	$ 488,452
Unrecognized tax losses	(464,628)	(697,265)	(423,446)
Temporary differences not recognized during the year	(31,771)	(5,830)	(5,560)
Permanent and other differences	(312,146)	(422,937)	(59,446)

	$ -	$ -	$ -

  The Company has accumulated non-capital losses of approximately $5,500,000 which may be deducted in the calculation of taxable income in future years. The losses expire on various dates to 2011. Also, the Company has approximately $4,000,000 of capital losses and $14,300,000 of Canadian resource tax pools which may be deducted in the calculation of taxable income in future years. These losses and pools can be carried forward indefinitely.

  Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the company’s future tax assets and liabilities are as follows:

	2004	2003

Future income tax assets
Tax value of mineral properties in excess of book value	$ 4,357,747	$ 5,208,762
Non-capital losses carried forward	2,057,994	2,506,234
Capital losses carried forward	1,523,749	1,588,888
Tax value of property, plant and equipment in excess of book value	62,785	59,727
Valuation allowance for future income tax assets	(8,002,275)	(9,363,611)

	$ -	$ -

  Due to the uncertainty surrounding the realization of income tax assets in future years, the Company has a 100% valuation allowance against its potential future income tax assets.

  13.   Subsequent Events

  Subsequent to February 29, 2004, the Company:

  (a)issued 20,482,250 common shares at $0.16 per share for gross proceeds of $3,277,160 pursuant to private placement. Along with the common shares, the Company issued 20,482,250 warrants entitling the holder to purchase one additional common share at a price of $0.20 per share until March 2, 2006. Of the 20,482,250 common shares and 20,482,250 warrants issued, 2,589,250 were flow-through common shares and 2,589,250 were flow-through warrants exercisable into flow-through common shares. The Company paid $113,830 in commissions and incurred $59,000 in fees. The Company also issued 1,872,138 Agent’s Warrants as a commission. The Agent’s Warrants are exercisable at $0.20 per share and expire on March 2, 2006 (note 8(d)),

  (b)issued 500,000 common shares for proceeds of $60,000 pursuant to the exercise of warrants; and

  (c)re-priced 4,000,000 warrants, expiring June 4, 2004, to $0.20 per share from $0.44 per share. Also, if the trading price of the Company’s shares exceed $0.25 for ten consecutive trading days, the exercise period will be shortened to a period of 30 days (note 8(e)). The warrants expired unexercised on June 4, 2004.

  14.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

  These financial statements have been prepared in accordance with GAAP in Canada (“Canadian GAAP”) which differs in some respects from GAAP in the United States of America (“US GAAP”). The material differences between Canadian GAAP and US GAAP, in respect of these financial statements, are as follows:

		2004			2003

	Balance per			Balance per
	Canadian		Balance per	Canadian		Balance per
	GAAP	Adjustments	US GAAP	GAAP	Adjustments	US GAAP

Current assets	$ 3,739,182	$ 10,175	$ 3,749,357	$ 2,765,886	$ 8,935	$ 2,774,821
Property, plant & equip.	29,644	-	29,644	44,075	-	44,075
Investments	759,421	8,042,376	8,801,797	61,625	-	61,625
Mineral properties	2,628,641	(2,628,641)	-	2,603,641	(2,603,641)	-

	$ 7,156,888	$ 5,423,910	$ 12,580,798	$ 5,475,227	$ (2,594,706)	$ 2,880,521

Current liabilities	$ 61,620	$ -	$ 61,620	$ 203,943	$ -	$ 203,943
Non-controlling interest	425,224	-	425,224	420,559	-	420,559
Shareholders' equity	6,670,044	5,423,910	12,093,954	4,850,725	(2,594,706)	2,256,019

	$ 7,156,888	$ 5,423,910	$ 12,580,798	$ 5,475,227	$ (2,594,706)	$ 2,880,521

	2004	2003	2002

Loss for the year as per Canadian GAAP	$ (2,167,681)	$ (2,865,222)	$ (1,094,693)
Stock-based compensation (b)	170,578	106,333	(975,489)
Fair value of trading securities (c)	1,240	4,000	(28,956)
Unrealized holding loss on available for sale securities (d)	-	43,254	231,963
Share issuance discount on issuance of flow-through shares (e)	-	(149,500)	-
Acquisition of mineral properties (a)	(25,000)	39,800	(467,899)
Elimination of gain on deemed disposition of investment	(991,103)	-	-

Loss for the year as per US GAAP	$ (3,011,966)	$ (2,821,335)	$ (2,335,074)

Basic and diluted loss per share - US GAAP	$ (0.04)	$ (0.05)	$ (0.05)

Other comprehensive income (loss) as per Canadian GAAP	$ -	$ -	$ -
Unrealized holding gain (loss) on available for sale securities (d)	9,033,479	(43,254)	(231,963)

Other comprehensive income (loss) as per US GAAP	$ 9,033,479	$ (43,254)	$ (231,963)

  14.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Cont’d)

		Contributed
		Surplus, Paid-in-		Accumulated
		Capital and		Other Comp-
	Share	Subscribed		rehensive
	Capital	Shares	Deficit	Income (Loss)	Total

Shareholders' equity as per Canadian GAAP at
February 28, 2002	$ 32,230,487	$ 46,900	$ (28,419,105)	$ -	$ 3,858,282
Cumulative stock-based compensation	-	2,325,000	(2,325,000)	-	-
Cumulative fair value of trading securities	-	-	4,935	-	4,935
Cumulative share capital premium issuance of
flow-through shares	(143,820)	-	143,820	-	-
Unrealized holding loss on available for
sale securities	-	-	231,963	(231,963)	-
Cumulative write-down of mineral properties	-	-	(2,643,441)	-	(2,643,441)

Shareholders' equity as per US GAAP at
February 28, 2002	$ 32,086,667	$ 2,371,900	$ (33,006,828)	$ (231,963)	$ 1,219,776

Shareholders' equity as per Canadian GAAP at
February 28, 2003	$ 35,971,592	$ 163,460	$ (31,284,327)	$ -	$ 4,850,725
Cumulative stock-based compensation	-	2,218,667	(2,218,667)	-	-
Cumulative fair value of trading securities	-	-	8,935	-	8,935
Cumulative share capital premium issuance of
flow-through shares	5,680	-	(5,680)	-	-
Unrealized holding loss on available for
sale securities	-	-	275,217	(275,217)	-
Cumulative write-down of mineral properties	-	-	(2,603,641)	-	(2,603,641)

Shareholders' equity as per US GAAP at
February 28, 2003	$ 35,977,272	$ 2,382,127	$ (35,828,163)	$ (275,217)	$ 2,256,019

Shareholders' equity as per Canadian GAAP at
February 29, 2004	$ 36,833,992	$ 3,288,060	$ (33,452,008)	$ -	$ 6,670,044
Cumulative stock-based compensation	-	2,048,089	(2,048,089)	-	-
Cumulative fair value of trading securities	-	-	10,175	-	10,175
Cumulative share capital premium issuance of
flow-through shares	5,680	-	(5,680)	-	-
Unrealized holding gain on available for
sale securities	-	-	-	9,033,479	9,033,479
Cumulative elimination of gain on deemed
disposition of investment	-	(991,103)	-	-	(991,103)
Cumulative write-down of mineral properties	-	-	(2,628,641)	-	(2,628,641)

Shareholders' equity as per US GAAP at
February 29, 2004	$ 36,839,672	$ 4,345,046	$ (38,124,243)	$ 9,033,479	$ 12,093,954

  14.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Cont’d)

	2004	2003	2002

Cash provided by (used for) operating activities
as per Canadian GAAP	$ (2,519,992)	$ (2,706,284)	$ (1,120,637)
(Expenditures on) recovery of mineral properties acquisition	(25,000)	39,800	(41,100)
Sale of marketable scurities and short term investments	1,038,610	2,038	466,196

Cash provided by (used for) operating activities
as per US GAAP	$ (1,506,382)	$ (2,664,446)	$ (695,541)

Cash provided by (used for) investing activities
as per Canadian GAAP	$ 512,054	$ (11,525)	$ 421,196
(Expenditures on) recovery of mineral properties acquisition	25,000	(39,800)	41,100
Sale of marketable scurities and short term investments	(1,038,610)	(2,038)	(466,196)

Cash provided by (used for) investing activities
as per US GAAP	$ (501,556)	$ (53,363)	$ (3,900)

  (a)    Under United States GAAP it is preferable that all mineral exploration and development property expenditures be expensed in the year incurred in an exploration stage company.

  (b)   As of July 1, 2000, Financial Accounting Standards Board (“FASB”) Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation, states that when fixed stock option awards to employees and directors are modified, the stock options must be accounted for as variable from the date of modification to the date the stock options are exercised, forfeited or expire unexercised. As a result, any increase in the market price over the reduced exercise price of the stock options must be recognized as compensation cost as follows:

		Number of
		Options		New Exercise
	Number of	Exercised,	Variable	Price/Previous
Date of	Options	Forfeited or	Options at	Year's	Market Price	Compensation
Repricing	Repriced	Expired	Year End	Market Price	at Year End	Cost

02-Feb-01	5,070,948	(2,485,465)	2,585,483	$ 0.10	$ 0.44	$ 879,064

Total variable stock option compensation cost at February 28, 2002						$ 879,064

02-Feb-01	5,070,948	(3,066,505)	2,004,443	$ 0.44	$ 0.23	$ (420,933)
15-Nov-02	2,860,000	-	2,860,000	$ 0.12	$ 0.23	$ 314,600

Total variable stock option compensation cost (recovery) at February 28, 2003						$ (106,333)

02-Feb-01	5,070,948	(3,066,505)	2,004,443	$ 0.23	$ 0.19	$ (80,178)
15-Nov-02	2,860,000	(600,000)	2,260,000	$ 0.23	$ 0.19	$ (90,400)

Total variable stock option compensation cost (recovery) at February 29, 2004						$ (170,578)

  14.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Cont’d)

  During the year ended February 29, 2004, the Company adopted the fair value based method of accounting under the Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, with prospective application, effective March 1, 2003, as permissible under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. Fair value accounting for stock-based compensation was also adopted by the Company under Canadian GAAP effective March 1, 2003, which substantially harmonizes Canadian GAAP with US GAAP for the year ended February 29, 2004.

  The following pro forma financial information presents the net loss and loss per share for the years ended February 28 under US GAAP for the effect of fair value accounting for options issued to employees and directors.

	2003	2002

Loss for the year as per US GAAP	$ (3,502,846)	$ (1,926,675)
Additional stock based compensation	(1,123,620)	(635,900)

Proforma loss	$ (4,626,466)	$ (2,562,575)

Proforma loss per common share	$ (0.08)	$ (0.06)

  Using the fair value method for stock based compensation, additional costs of approximately $1,123,620 and $635,900 would have been recorded for the years ended February 28, 2003 and 2002 respectively. This amount is determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, an expected volatility of Company’s share price of 110.10% (88.33% - February 28, 2002) and a weighted average annual risk free interest rate of 4.63% (3.73% - February 28, 2002). The Company used the above data in order to determine the stock-based compensation expense for the options issued to non-employees.

  (c)   United States GAAP require trading securities to be carried at fair value. Changes in fair value are charged against or credited to operations, while under Canadian GAAP such items are carried at cost or, where market value is lower, at market value. United States GAAP require cash flows from purchases, sales and maturities of trading securities to be classified as cash flows from operating activities. Under Canadian GAAP, such items are classified as investing activities.

  (d)   In June 1997, the Financial Accounting Standards Board issued Statement No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company’s convertible debenture investment would be classified as an available-for-sale security under United States GAAP and any unrealized holding gains or losses would be excluded from operations and reported in other comprehensive income. Therefore, the 2003 writedown of $43,254 (2002 - $231,963) would be included in other comprehensive income (loss). Also, the Company’s equity investment in Knight would be classified as an available-for-sale security under United States GAAP. Therefore, the unrealized holding gain of $9,033,479 (2003 - $nil; 2002 - $nil) would be included in other comprehensive income (loss).

  (e)   Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

  The Company has accounted for the issue of flow-through shares in accordance with Canadian GAAP as follows:

  At the time of issue the funds received are recorded as share capital. Under Canadian GAAP, once the qualifying expenditures are made, the carrying values of both the mineral property and share capital are reduced by the amount of the tax benefit renounced, calculated at the Company’s effective tax rate. As the Company’s effective tax rate is 0% for 2004, 2003 and 2002, no adjustment would be required.

  14.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Cont’d)

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

  The effect of the adjustments that would have been made under United States GAAP related to the flow-through shares issued since the reactivation of the Company would be to increase share capital by $5,680 (2003 - $5,680) and to increase deficit by $5,680 (2003 - $5,680) resulting in no effect on shareholders’ equity.

  (f)   Under US GAAP, when the accounting for an investment changes from the cost method to the equity method, the carrying value of the investment, results of operations (current and prior periods presented) and retained earnings of the Company would be adjusted retroactively. During the year ended February 29, 2004, the accounting for the Company’s investment in Knight Resources Ltd. (note 6) changed to the equity method. The Company has not retroactively restated prior periods as the effect was determined to be immaterial.

  The Company accounts for dilution gains from the sale of shares by its equity investment as a charge to the income statement for Canadian GAAP purposes. Under US GAAP, dilution gains that arise from a company in the exploration stage are treated as a charge to equity. For US GAAP purposes, as the Company’s equity investment is considered to be an exploration stage company, the Company has charged all dilution gains to a separate Paid-in-Capital account in equity.

  (g)   In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Companies are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002, but early adoption is permitted. The Company has determined that the application of SFAS 143 did not have a material affect on its consolidated financial position or results of operations.

  (h)   In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 141, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The statement also supersedes certain provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred rather than as of the measurement date, as presently required. As required by SFAS No. 144, the Company adopted this new statement on March 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company’s financial position, results of operations or cash flows.

  14.   Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (Cont’d)

  (i)   In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 146 ("SFAS 146"), Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan. SFAS 146 is effective only for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

  (j)   In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, that addresses the consolidation of variable interest entities. In December 2003, the FASB issued a revised Interpretation “FIN 46R.” Under the revised Interpretation, an entity deemed to be a business, based on certain specified criteria, need not be evaluated to determine if it is a Variable Interest Entity. The Company must apply the provisions to variable interests in entities created before February 1, 2002. Adoption of FIN 46 and FIN 46R did not have an impact on the Company’s financial condition, results of operations or cash flows.

  (k)   In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 ("SFAS 149"), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company did not expect the adoption of SFAS 149 to have a material on its operating results or financial condition.

  (l)   On April 22, 2003, the FASB announced its decision to require all companies to expense the fair value of employee stock options. Companies will be required to measure the cost according to the fair value of the options. Although the new guidelines have not yet been released, it is expected that they will be finalized soon and be effective in 2004. When final rules are announced, the Company will assess the impact to its consolidated financial statements.

  (m)   In March 2004, the Emerging Issues Task Force issued EITF 04-2, Whether Mineral Rights are Tangible or Intangible Assets (“EITF 04-2”). The Task Force reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued proposed FASB Staff Positions (“FSPs”) FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141, Business Combinations (“SFAS 141”), and No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), and EITF Issue No. 04-2, Whether Mineral Rights are Tangible or Intangible Assets. The proposed FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004. The Company does not anticipate that the adoption of EITF 04-2 and FSPs 141-1 and 142-1 will have a material effect on the Company’s results of operations, financial position or disclosures.

  In March 2004, the EITF issued EITF 04-3, Mining Assets: Impairment and Business Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004.

DONNER MINERALS LTD.
(An exploration stage company)
Schedule of Exploration Expenditures
(Canadian GAAP) (Canadian Dollars)

	Year ended	Year ended	Year ended
	February 29,	February 28,	February 28,
	2004	2003	2002

SVB Nickel Claims
Expediting, general labour and supplies	$ -	$ 1,077	$ 1,607
Geology	-	-	4,000
Technical consulting and management fees	-	-	196,312

	-	1,077	201,919

Stephens Lake Claims
Drilling	266,901	-	-
Geochemistry	4,486	-	-
Geology	87,261	37,641	660
Geophysics	708,554	980,660	-
Government grants	(116,483)	(92,679)	-
Technical consulting and management fees	-	-	10,625

	950,719	925,622	11,285

Labrador Regional Exploration
Geochemistry	323	121,759	-
Geology	69,498	108,227	-
Geophysics	62,514	11,532	-

	132,335	241,518	-

Commander Claims
Technical consulting and management fees	-	-	4,782

Northern Abitibi Claims
Technical consulting and management fees	-	-	4,781

Miscellaneous	5,751	-	-

	$ 1,088,805	$ 1,168,217	$ 222,767